UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

Independent Auditors’ Report					3-8
Audit Committee’s Report					9
Consolidated Statements of Income					10
Consolidated Statements of Comprehensive Income					11
Consolidated Statements of Financial Position					12
Consolidated Statements of Changes in Equity					13-14
Consolidated Statements of Cash Flows					15-16
Notes to the Consolidated Financial Statements
1)	General information		17	20)Financial assets and liabilities held for trading	111
2)	Significant accounting practices		17	21)Financial assets available for sale	115
3)	Risk Management		46	22)Investments held to maturity	116
	3.1.	Credit risk	46	23)Financial assets pledged as collateral	116
	3.2.	Market risk	58	24)Loans and advances to banks	117
	3.3.	Liquidity risk	69	25)Loans and advances to customers	117
	3.4.	Fair value of financial assets and liabilities	78	26)Non-current assets held for sale	118
	3.5.	Capital management	84	27)Investments in associates and joint ventures	119
	3.6.	Insurance risk/subscription risk	89	28)Property and equipment	122
4)	Estimates and judgments		95	29)Intangible assets and goodwill	125
5)	Operating segments		98	30)Other assets	126
6)	Net interest income		102	31)Deposits from banks	127
7)	Net fee and commission income		103	32)Deposits from customers	127
8)	Net gains/(losses) on financial instruments classified as held for trading		103	33)Funds from securities issued	127
9)	Net gains/(losses) on financial instruments classified as available for sale		103	34)Subordinated debt	129
10) Net gains/(losses) on foreign currency transactions			103	35)Insurance technical provisions and pension plans	130
11)Net income from insurance and pension plans			104	36)Supplemental pension plans	138
12)Impairment of loans and advances			104	37)Provisions, contingent liabilities and contingent assets	140
13)Personnel expenses			105	38)Other liabilities	144
14)Other administrative expenses			105	39)Equity	145
15)Depreciation and amortization			105	40)Transactions with related parties	147
16)Other operating income/(expenses)			106	41)Off-balance sheet commitments	150
17)Income tax and social contribution			106	42)New standards and amendments and interpretations of existing standards	151
18)Earnings per share			110	43)Other information	151
19)Cash and balances with banks			110	44)Subsequent events	152

           2     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

INDEPENDENT AUDITORS` REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To
The Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as of December 31, 2016 and the respective consolidated statements of income, consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bradesco as of December 31, 2016, the consolidated performance of its operations and its consolidated cash flows, for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the “The Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

· Impairment of loans and advances of loans

As mentioned in notes 2f, 3.1, 4 and 25, Bradesco periodically reviews its portfolio of loans and advances, evaluating the estimated impairment loss, which totals the amount of 24,780,839 thousand as of December 31, 2016. The determination of the impairment of loans and advances was documented in internal policies and requires, by its nature, the use of judgments and assumptions by the Company, which include analysis of both external factors such as general economic conditions, and internal factors such as the debtor's payment history and collateral considerations. Bradesco divides its impairment analysis between individualized analysis, for clients with exposures considered "individually significant" and collective analysis, for the other clients. Due to the relevance of loans and advances and the level of uncertainty for the determination of related impairment, we considered this issue a significant issue for the audit.

How our audit addressed this matter

We evaluated the design, implementation and operational effectiveness of internal controls related to the approval and registration of loans and advances, the evaluation of the methodologies, indexes and assumptions used by Bradesco in the calculation of collective impairment and assessments of impairment for loans and advances analyzed individually. Based on a sample, we evaluated the impairment of loans and advances considered individually significant, we inspect the documentation and assumptions that support Bradesco's decision on the recoverable value of the operations, including the sufficiency analysis of the guarantees. We have also tested the adequacy of the models, assumptions and data used by Bradesco to measure impairment losses on loan portfolios and on a collective valuation basis, including the assumptions and data used to determine the losses incurred but not identified. We also analyzed whether the disclosures made in the financial statements, described in notes 2f, 3.1, 4 and 25, are in accordance with the applicable rules.

Bradesco 3

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Based on the evidence obtained through the procedures described above, we consider adequate the level of provisioning and disclosures in the context of the consolidated financial statements taken as a whole.

§ Fair value of financial instruments

As disclosed in the Notes 2f, 3.4, 20a, 20c and 21, derivative financial instruments amount to R$ 16,755.442 thousand (assets) and R$ (13,435,678) thousand (liabilities), available-for-sale securities amount to R$ 113,118,554 thousand and trading securities amount to R$ 196.384.404 thousand. These instruments, measured at fair value, are relevant to the consolidated financial statements of Bradesco. For the financial instruments that are actively traded and those which market prices and parameters are available, there is a higher objectivity level in the determination of fair values (Level 1 in the fair value hierarchy). However, when the market prices or parameters are not observable (Levels 2 and 3 in the fair value hierarchy), the determination of the fair values is subject to a higher uncertainty level, to the extent Bradesco makes significant judgments to estimate such amounts. Therefore, we considered the fair value measurement of these financial instruments as a significant matter in our audit.

How our audit addressed this matter

As part of our procedures, we evaluated the design, implementation, and operating effectiveness of the internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements arising from uncertainties in the fair value measurement of financial instruments (Levels 2 and 3 in the fair value hierarchy). For a sample of financial instruments for which fair value measurement parameters are not observable, classified in levels 2 and 3, with the technical support of our professionals with knowledge of financial instruments, we evaluated the models developed by Bradesco for determining fair values and the reasonableness of data, the parameters and information included in the pricing models used, and we recalculated the amount of operations. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements in Notes 2f, 3.4, 20a, 20c and 21.

Based on the evidence obtained from the procedures described above, we consider the fair value measurement of financial instruments and disclosures to be adequate in the context of the consolidated financial statements taken as a whole.

· Provisions and contingent liabilities - tax, civil and labor

As described in Notes 2m and 37, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements amounts to R$ 8,187,237 thousand, R$ 5,003,440 thousand, and R$ 5,101,732 thousand, respectively. Some laws and regulations in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco's professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, definition of recognition and disclosures related to Provisions and Contingent Liabilities, we considered this as a significant matter in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, on a test basis, we evaluated the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax, civil and labor matters involving Bradesco. We also evaluated whether the disclosures made in the consolidated financial statements are in accordance with the applicable accounting practices and provide information on the

    4     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures described above, we consider the level of provisioning and disclosures to be adequate in the context of the consolidated financial statements taken as a whole.

§ Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 46,621,723 thousand (Note 17c) and goodwill in the amount of R$ 4,945,313 thousand (Note 29a).The realization of these assets depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. As they require the exercise of judgment, such estimates are prepared and reviewed internally according to Bradesco's governance framework. As described in Notes 2k and 4, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluates the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections. In view of the relevance of the future profitability estimates made and the impact that changes in the assumptions of such estimates would have on the consolidated financial statements, we considered this area relevant to our audit.

How our audit addressed this matter

On a sampling basis, we tested the design, implementation and operating effectiveness of the relevant internal controls related to the preparation and review of the business plan, budget, technical studies and analysis of the recoverable value of the assets prepared by Bradesco. Additionally, we evaluated, with the technical support of our corporate finance specialists, the reasonableness and consistency of the data and assumptions used for preparing such documents, such as growth rates, discount rates, cash flow projections and taxable income estimates to which the deferred tax assets refer. We also performed an analysis of the reasonableness of the mathematical calculations included in such documents. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures described above, we consider the measurement of the recoverable amounts of assets and related disclosures to be adequate in the context of the consolidated financial statements taken as a whole.

§ Acquisition of control of HSBC Brasil

As described in Note 2a, in August 2015, Bradesco entered into a Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to acquire 100% of the capital of HSBC Bank Brasil S.A. and HSBC Serviços e Participações Ltda. (collectively, “HSBC Brasil”). The transaction was completed on July 1, 2016, after the approval from the regulatory bodies, fulfillment of the legal formalities, and the effective payment in the amount of R$ 17,288,470 thousand. With the acquisition, Bradesco took over HSBC Brasil operations, including retail, wholesale, insurance and asset management. Accounting practices require the measurement of the fair value of acquired assets and assumed liabilities for purposes of determining goodwill as well as the identifiable acquired intangible assets. Such measurement involves Bradesco’s judgment and includes the projection of future cash flows, discount rate, and definition of the useful lives of the identified assets. Later on, on October 7, 2016, Bradesco carried out the migration of the entire service network and operations of HSBC Brasil to the operational structures of Bradesco. In view of the relevance and the high judgment level involved in the accounting record process of the acquisition, as well as the complexity of the HSBC Brasil operations migration process, we considered this matter significant in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the process of measurement, recognition and disclosures of transactions of such nature according to the applicable accounting practices. We also analyzed, with the technical support of our corporate finance specialists, the reasonableness and consistency of the methodology used for measuring the fair value assigned to the acquired assets and assumed liabilities, identified intangible assets

Bradesco 5

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

as well as the assumptions used for making the projection of cash flows, discount rates and useful life estimates. We also conducted tests of the controls related to the HSBC Brasil acquisition. Additionally, we evaluated the controls related to the migration of the operations to Bradesco systems and considered the analysis of general controls related to migration governance, inspection of the migration plan, and the migration rules on data and obtaining evidences of the conducted data migration tests. We involved our Information Technology (“IT”) specialists in order to analyze the migration interfaces, and we carried out the inspection/re-execution on test basis of the accounting and operating reconciliations of the migrated balances and data. It was also part of our procedures the evaluation of the disclosures made by Bradesco in the consolidated financial statements in Note 2a.

Based on the evidence obtained from the procedures described above, we consider the recognition, measurement and disclosure of assets and liabilities related to HSBC acquisition to be adequate in the context of the consolidated financial statements taken as a whole.

§ Technical Provisions – Insurance and Pension Plans

As mentioned in Notes 2o and 35, Bradesco has liabilities related to insurance and pension plans contracts denominated Technical Provisions, in the amount of R$ 215,840,000 thousand. In view of the uncertainties and subjectivity inherent in insurance and pension plans contracts, the liability adequacy test and the process of determination and measurement of technical reserves involve a high judgment level. Bradesco continuously evaluates methodologies and assumptions, which include, among others, expectations of loss ratio, mortality, longevity, persistency, and interest rates. In view of the involved relevance and uncertainty, and the impact that any change in assumptions would have on the amount of Technical Provisions, we considered this matter relevant to our audit.

How our audit addressed this matter

On sampling basis, we tested the design, implementation and operating effectiveness of the significant internal controls related to the Technical Provisions. With the technical support of our actuarial specialists, we made the evaluation of the methodologies used for measuring technical reserves and the liability adequacy test. We also evaluated the consistency of data and reasonableness of assumptions, such as loss ratio, interest rates, longevity, mortality, and persistency. Additionally, we performed the recalculation of technical provisions considering the methodology, assumptions and data. Our audit procedures also included the evaluation of the disclosures made in the consolidated financial statements Note n° 35.

Based on evidence obtained from the procedures described above, we consider the level of provisioning and disclosures to be adequate in the context of the consolidated financial statements taken as a whole.

§ Application controls and information technology general controls

Bradesco has a technology structure for conducting its businesses, as well as continuous investment plans aimed at the improvement and maintenance of access management and changes in the relevant systems and applications, development of new programs, and automated controls and/or controls with automated components in relevant processes. In order to maintain its operations , Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to ensure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions, as well as the importance of access controls and the management of changes in its systems and applications, we considered that this area is relevant to our audit.

How our audit addressed this matter

The design, implementation, and operating effectiveness of access controls, such as authorization of new users, timely revocation of terminated users, and periodic monitoring of active users were tested during our audit with the assistance of our information technology specialists, whenever we planed to rely on specific information extracted from a certain system considered relevant for the purpose of preparing the financial

    6     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identified key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design, implementation and operating effectiveness of these controls.

The evidence from the control tests described above allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

· Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

· Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

· Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

· Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related

Bradesco 7

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

· Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

· Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, February 24, 2017

KPMG Auditores Independentes
CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by
Rodrigo de Mattos Lia
Accountant CRC 1SP252418/O-3

    8     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Audit Comittee’s Report

Bradesco Financial Conglomerate Audit Committee´s Report on financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2016, issued on February 2, 2017, we have also analyzed the financial statements prepared in accordance with International Financial Reporting Standards.

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by independent auditors and the internal controls systems maintained by the various financial areas of Bradesco financial conglomerate, mainly Internal Audit, Risk Management and Compliance areas.

Management has the responsibility of defining and implementing accounting and management information systems that produce the consolidated financial statements of Bradesco and its subsidiaries, in compliance with Brazilian and international accounting standards.

Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for Bradesco Organization transactions.

Independent Auditors are responsible for auditing the financial statements and for issuing an auditing report on their compliance with applicable accounting principles.

The responsibility of internal auditors is to assess the quality of Bradesco Organization's internal control systems and the regularity of policies and procedures determined by Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the internal and independent auditors' work, the effectiveness and adequacy of the internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards.

Cidade de Deus, Osasco, SP, February 23, 2017

MILTON MATSUMOTO

                                                                                                                                                                                                                                       (Coordinator)

OSVALDO WATANABE

PAULO ROBERTO SIMÕES DA CUNHA

                                                                                                        (Financial Expert)

Bradesco 9

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Income

	R$ thousand
	Note	Years ended December 31
		2016	2015	2014
Interest and similar income		147,700,375	127,048,252	103,893,096
Interest and similar expenses		(91,037,386)	(71,412,210)	(53,847,329)
Net interest income	6	56,662,989	55,636,042	50,045,767
Fee and commission income		20,341,087	17,856,873	16,759,980
Fee and commission expenses		(36)	(36,203)	(20,724)
Net fee and commission income	7	20,341,051	17,820,670	16,739,256
Net gains/(losses) on financial instruments classified as held for trading	8	16,402,770	(8,252,055)	(1,933,003)
Net gains/(losses) on financial instruments classified as available for sale	9	(1,341,400)	(671,810)	(991,894)
Net gains/(losses) on foreign currency transactions	10	150,757	(3,523,095)	(1,244,680)
Net income from insurance and pension plans	11	4,155,763	5,497,505	5,411,845
Other operating income		19,367,890	(6,949,455)	1,242,268
Impairment of loans and advances	12	(15,350,278)	(14,721,152)	(10,291,386)
Personnel expenses	13	(17,003,783)	(14,058,047)	(13,667,639)
Other administrative expenses	14	(16,149,563)	(13,721,970)	(12,971,521)
Depreciation and amortization	15	(3,658,413)	(2,942,003)	(2,932,687)
Other operating income/(expenses)	16	(14,004,162)	(12,988,553)	(10,223,083)
Other operating expense		(66,166,199)	(58,431,725)	(50,086,316)
Income before income taxes and equity in the earnings (losses) of investments in associates and joint ventures		30,205,731	8,075,532	17,940,975
Equity in the earnings (losses) of investments in associates and joint ventures	27	1,699,725	1,528,051	1,389,816
Income before income taxes		31,905,456	9,603,583	19,330,791
Income tax and social contribution	17	(13,912,730)	8,634,322	(3,914,313)
Net income for the year		17,992,726	18,237,905	15,416,478

Attributable to shareholders:
Controlling shareholders		17,894,249	18,132,906	15,314,943
Non-controlling interest		98,477	104,999	101,535

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per common share	18	3.08	3.12	2.63
– Earnings per preferred share	18	3.39	3.43	2.90

The Notes are an integral part of the Consolidated Financial Statements.

    10     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statements of Comprehensive Income

	R$ thousand
	Years ended December 31
	2016	2015	2014
Net income for the year	17,992,726	18,237,905	15,416,478

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses) on financial assets available for sale	7,757,475	(4,754,469)	2,018,046
Realized gains/(losses) on financial assets available for sale	(1,459,372)	(923,433)	(1,287,674)
Tax effect	(2,587,076)	2,273,982	(289,194)

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations	(194,566)	118,485	3,681
Tax effect	87,555	(57,788)	(1,473)
Total adjustments not included in the net income	3,604,016	(3,343,223)	443,386
Total comprehensive income for the year	21,596,742	14,894,682	15,859,864

Attributable to shareholders:
Controlling shareholders	21,498,265	14,789,683	15,758,329
Non-controlling interest	98,477	104,999	101,535

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 11

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Financial Position

	R$ thousand
	Note	December 31, 2016	December 31, 2015
Assets
Cash and balances with banks	19	72,554,651	72,091,764
Financial assets held for trading	20a	213,139,846	159,623,449
Financial assets available for sale	21	113,118,554	117,695,450
Investments held to maturity	22	43,002,028	40,003,560
Financial assets pledged as collateral	23	155,286,577	144,489,921
Loans and advances to banks	24	94,838,136	35,620,410
Loans and advances to customers, net of impairment	25	367,303,034	344,868,464
Non-current assets held for sale	26	1,578,966	1,247,106
Investments in associates and joint ventures	27	7,002,778	5,815,325
Property and equipment, net of accumulated depreciation	28	8,397,116	5,504,435
Intangible assets and goodwill, net of accumulated amortization	29	15,797,526	7,409,635
Taxes to be offset		7,723,211	6,817,427
Deferred income tax assets	17c	45,116,863	45,397,879
Other assets	30	47,170,370	40,118,697
Total assets		1,192,029,656	1,026,703,522

Liabilities
Deposits from banks	31	301,662,682	293,903,391
Deposits from customers	32	232,747,929	194,510,100
Financial liabilities held for trading	20b	13,435,678	19,345,729
Funds from securities issued	33	151,101,938	109,850,047
Subordinated debt	34	52,611,064	50,282,936
Insurance technical provisions and pension plans	35	215,840,000	170,940,940
Other provisions	37	18,292,409	15,364,317
Current income tax liabilities		2,130,286	2,781,104
Deferred income tax liabilities	17c	1,762,948	772,138
Other liabilities	38	96,965,515	78,038,058
Total liabilities		1,086,550,449	935,788,760

Equity	39
Share capital		51,100,000	43,100,000
Treasury shares		(440,514)	(431,048)
Capital reserves		35,973	35,973
Profit reserves		50,027,816	49,920,020
Additional paid-in capital		70,496	70,496
Other comprehensive income		(398,708)	(4,002,724)
Retained earnings		4,907,381	2,096,710
Equity attributable to controlling shareholders		105,302,444	90,789,427
Non-controlling interest		176,763	125,335
Total equity		105,479,207	90,914,762
Total liabilities and equity		1,192,029,656	1,026,703,522

The Notes are an integral part of the Consolidated Financial Statements.

    12     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statements of Changes in Equity

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2013	38,100,000	(269,093)	35,973	4,439,025	29,683,478	70,496	(1,102,887)	927,314	71,884,306	218,620	72,102,926
Net income for the year	-	-	-	-	-	-	-	15,314,943	15,314,943	101,535	15,416,478
Financial assets available for sale	-	-	-	-	-	-	441,178	-	441,178	-	441,178
Foreign currency translation adjustment	-	-	-	-	-	-	2,208	-	2,208	-	2,208
Comprehensive income	-	-	-	-	-	-	-	-	15,758,329	101,535	15,859,864
Purchase of treasury shares	-	(28,922)	-	-	-	-	-	-	(28,922)	-	(28,922)
Decrease of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(192,292)	(192,292)
Capital transaction (2)	-	-	-	-	(391,392)	-	-	-	(391,392)	-	(391,392)
Transfers to reserves	-	-	-	754,442	9,279,796	-	-	(10,034,238)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(5,054,580)	(5,054,580)	(3,799)	(5,058,379)
Balance on December 31, 2014	38,100,000	(298,015)	35,973	5,193,467	38,571,882	70,496	(659,501)	1,153,439	82,167,741	124,064	82,291,805
Net income for the year	-	-	-	-	-	-	-	18,132,906	18,132,906	104,999	18,237,905
Financial assets available for sale	-	-	-	-	-	-	(3,403,920)	-	(3,403,920)	-	(3,403,920)
Foreign currency translation adjustment	-	-	-	-	-	-	60,697	-	60,697	-	60,697
Comprehensive income	-	-	-	-	-	-	-	-	14,789,683	104,999	14,894,682
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	28,446	28,446
Purchase of treasury shares	-	(133,033)	-	-	-	-	-	-	(133,033)	-	(133,033)
Capital increase of with reserves (3)	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	859,482	10,295,189	-	-	(11,154,671)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(6,034,964)	(6,034,964)	(132,174)	(6,167,138)
Balance on December 31, 2015	43,100,000	(431,048)	35,973	6,052,949	43,867,071	70,496	(4,002,724)	2,096,710	90,789,427	125,335	90,914,762

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 13

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2015	43,100,000	(431,048)	35,973	6,052,949	43,867,071	70,496	(4,002,724)	2,096,710	90,789,427	125,335	90,914,762
Net income for the year	-	-	-	-	-	-	-	17,894,249	17,894,249	98,477	17,992,726
Financial assets available for sale	-	-	-	-	-	-	3,711,027	-	3,711,027	-	3,711,027
Foreign currency translation adjustment	-	-	-	-	-	-	(107,011)	-	(107,011)	-	(107,011)
Comprehensive income	-	-	-	-	-	-	-	-	21,498,265	98,477	21,596,742
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	3,265	3,265
Purchase of treasury shares	-	(9,466)	-	-	-	-	-	-	(9,466)	-	(9,466)
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	754,179	7,353,617	-	-	(8,107,796)	-	-	-
Interest on equity	-	-	-	-	-	-	-	(6,975,782)	(6,975,782)	(50,314)	(7,026,096)
Balance on December 31, 2016	51,100,000	(440,514)	35,973	6,807,128	43,220,688	70,496	(398,708)	4,907,381	105,302,444	176,763	105,479,207

 (1)  In 2016, consists primarily of “net” unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23), of which the tax effects amount to R$ 154,958 thousand (2015 - R$ 2,700,764 thousand and 2014 - R$ 438,285 thousand));

 (2)  In 2014, we acquired shareholdings of 6.51% of Odontoprev SA and 1.45% of Banco Bradesco BBI SA that were held by non-controlling shareholders;

 (3)  In the Extraordinary General Meeting of March 10, 2015, deliberation was made to increase the Capital Stock by R$ 5,000,000 thousand, increasing it from R$ 38,100,000 thousand to R$ 43,100,000 thousand, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve, of compliance with the provisions in Article 169 of Law no 6,404/76, with a bonus of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, whereby 420,727,426 common and 420,727,382 preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of two (2) new shares for every ten (10) shares of the same type that they own, benefiting the shareholders registered on March 26, 2015; and

 (4)  In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the Capital Stock by R$ 8,000,000 thousand, increasing it from R$ 43,100,000 thousand to R$ 51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

The Notes are an integral part of the Consolidated Financial Statements.

    14     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2016	2015	2014
Operating activities
Income before income taxes	31,905,456	9,603,583	19,330,791
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	15,350,278	14,721,152	10,291,386
Changes in the insurance technical provisions and pension plans	32,781,918	28,286,039	24,008,174
Net (gains)/losses from disposals of assets available for sale	(764,707)	247,288	(222,876)
Expenses with provisions and contingent liabilities	2,518,761	3,510,916	2,324,505
Deferred acquisition cost (insurance)	194,994	(95,110)	(312,983)
Impairment of assets	2,388,580	650,588	1,300,378
Depreciation	1,140,369	1,057,722	1,056,389
Amortization of intangible assets	2,516,777	1,884,281	1,876,298
Equity in the earnings (losses) of investments in associates and joint ventures	(1,699,725)	(1,528,051)	(1,389,816)
Losses on disposal of non-current assets held for sale	442,251	180,602	310,141
Net losses from disposal of property and equipment	24,791	96,630	35,706
Effect of changes in exchange rates on cash and cash equivalents	5,617,747	(2,911,155)	(618,226)
Others	-	-	16,254
Changes in assets and liabilities:
(Increase)/decrease in compulsory deposits with the Central Bank	11,651,121	(3,866,979)	4,456,083
(Increase)/decrease in loans and advances to banks	10,368,220	2,045,985	19,562,317
(Increase)/decrease in loans and advances to customers	(49,649,090)	(95,025,702)	(88,722,859)
(Increase)/decrease in financial assets held for trading	(40,248,319)	(80,159,223)	14,689,614
(Increase)/decrease in other assets	(8,296,942)	(32,926,622)	(15,473,866)
Increase/(decrease) in deposits from banks	33,269,744	40,729,421	56,473,841
Increase/(decrease) in deposits from customers	(6,707,994)	(3,463,924)	6,883,751
Increase/(decrease) in financial liabilities held for trading	(9,700,099)	16,030,156	1,489,191
Increase/(decrease) in insurance technical provisions and pension plans	(2,042,897)	(3,904,319)	(7,777,977)
Increase/(decrease) in other provisions	(3,019,960)	(2,011,000)	(2,187,792)
Increase/(decrease) in other liabilities	10,312,756	29,295,296	18,571,777
Interest received	70,917,068	62,725,684	54,777,470
Interest paid	(45,140,018)	(38,823,738)	(32,704,290)
Income tax and social contribution paid	(9,771,075)	(7,419,802)	(6,446,222)
Other changes in taxes	(400,787)	(283,883)	(798,036)
Net cash provided by/(used in) operating activities	53,959,218	(61,354,165)	80,799,123

Investing activities
(Acquisitions)/disposal of subsidiaries, net of cash and cash equivalents paid/received	(7,188,659)	-	46,068
(Acquisitions) of financial assets available for sale	(108,296,179)	(61,153,632)	(48,896,316)
Proceeds from sale of financial assets available for sale	115,724,092	39,147,316	37,713,211
Maturity of investments held to maturity	-	269,063	-
(Acquisitions) of investments held to maturity	-	-	(641,845)
Disposal of non-current assets held for sale	629,768	742,732	663,789
(Acquisitions) of investments in associates	(376,434)	(971,672)	(6,000)
Dividends received from investments in associates	510,285	668,178	804,883
(Acquisition) of property and equipment	(2,779,321)	(2,181,549)	(1,559,585)
Disposal of property and equipment	486,303	205,094	263,457
(Acquisition) of intangible assets	(2,343,497)	(1,971,881)	(1,270,280)
Dividends received	117,972	251,623	295,780
Interest received	12,668,011	13,033,426	9,143,482
Net cash provided by/(used in) investing activities	9,152,341	(11,961,302)	(3,443,356)

Bradesco 15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2016	2015	2014

Financing activities
Funds from securities issued	47,253,373	68,385,187	53,526,003
Payments on securities issued	(47,861,607)	(49,217,829)	(32,577,909)
Issuance of subordinated debts	3,787,207	11,304,318	-
Payments on subordinated debts	(581,713)	(1,271,261)	(2,706,203)
Acquisition of treasury shares	(9,466)	(133,033)	(28,922)
Capital transaction	-	-	(391,392)
Increase/(decrease) of non-controlling interest	3,265	28,446	(192,292)
Interest paid	(20,504,528)	(11,093,967)	(4,704,334)
Interest on equity and dividends paid	(5,611,350)	(5,007,596)	(3,925,450)
Net cash provided by/(used in) financing activities	(23,524,819)	12,994,265	8,999,501

(Decrease)/Increase in cash and cash equivalents	39,586,740	(60,321,202)	86,355,268

Cash and cash equivalents
At the beginning of the period	147,261,434	204,671,481	117,697,987
Effect of changes in exchange rates on cash and cash equivalents	(5,617,747)	2,911,155	618,226
At the end of the period	181,230,427	147,261,434	204,671,481

(Decrease)/Increase in cash and cash equivalents	39,586,740	(60,321,202)	86,355,268

Non-cash transactions
Credit operations transferred to non-current assets held for sale	2,122,871	1,591,998	1,390,525
Dividends and interest on equity declared but not yet paid	4,482,718	3,622,958	3,313,760
Unrealized (gains)/losses on securities available for sale	(3,711,027)	3,403,920	(441,178)

The Notes are an integral part of the Consolidated Financial Statements.

    16     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)     General information

Banco Bradesco S.A. and subsidiaries (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of credit operations, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, leasing and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“BM&FBovespa”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on February 23, 2017.

2)     Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows as well as the notes to the consolidated financial statements.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: financial assets available for sale which are measured at fair value; assets and liabilities held for trading which are measured at fair value; financial instruments at fair value through profit or loss which are measured at fair value and the liability for defined benefit obligations which is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses and assets and liabilities acquired through a business combination.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes was adjusted by non-cash items such as provisions, depreciation, amortization and losses due to impairment of loans and advances. The interest and dividend received and paid are classified as operating, financing or investment cash flows

Bradesco 17

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

according to the nature of the corresponding assets and liabilities.

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for impairment losses of loans and advances; estimates of the fair value of financial instruments; depreciation and amortization; impairment losses in assets; the useful life of intangible assets; evaluation of the realization of tax assets; assumptions for the calculation of technical provisions for insurance; supplemental pension plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Recent Acquisitions

In August, 2015, Bradesco firmed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, on July 1, 2016, Bradesco assumed all operations of the HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients, reinforcing its presence and competitiveness throughout the national territory.

In July 2016, there was a total division of the equity of HSBC Serviços, where portions  of this  equity  were transferred to HSBC Bank and Credival Participações, Administração e Assessoria Ltda. (Credival), that is a wholly owned subsidiary of HSBC Bank.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

    18     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

See below the summarized balance sheet for the acquisition with HSBC Bank and HSBC Serviços (HSBC Brasil) at the date of acquisition:

	R$ thousand
	Accounting	Adjustments	Fair Value (1)
Cash and cash equivalents	8,476,708	-	8,476,708
Desposits with the central banks	14,895,767	-	14,895,767
Loans and advances	69,364,585	(1,650,016)	67,714,569
Financial assets held for trading	20,881,824	-	20,881,824
Financial assets available for sale	23,745,717	-	23,745,717
Investments held to maturity	13,450	22,411	35,861
Property and equipment, net of accumulated depreciation	1,175,554	622,246	1,797,800
Intangible assets	558,015	3,993,743	4,551,758
Other assets	25,808,692	848,699	26,657,391
Deposits from banks	(7,808,801)	-	(7,808,801)
Deposits from customers	(56,766,587)	-	(56,766,587)
Financial liabilities held for trading	(3,790,048)	-	(3,790,048)
Funds from securities issued	(40,187,105)	(64,701)	(40,251,806)
Subordinated debt	(1,401,348)	-	(1,401,348)
Provisions	(3,429,291)	-	(3,429,291)
Other liabilities	(42,242,831)	-	(42,242,831)
Sub-total	9,294,301		13,066,683
Goodwill	-	4,221,787	4,221,787
Total amount of shareholders’ equity acquired	9,294,301		17,288,470

(1)  Based on an assessment made on July 01,2016, were identificable the fair values of the assets adquired and liabilities assumed in the acquisition.

The fair value of the consideration transferred was composed as follows:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Adjustment to the cost acquisition related to the fair value of the firm commitment (2)	1,623,103
Fair value of the consideration transferred	17,288,470

(1) Considers the IOF collection, and withholding Income Tax; and

(2) Considers the results from changes to the fair value of the firm commitment attributable to the hedged risk that was recognized in the statement in the financial position hired with the objective of protecting the effects of exchange rate variation of the firm commitment, though the use of a hedging instrument derivative.

In December 2016, Bradesco, based on a study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the initial allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil, as follows:

Bradesco 19

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The value of the investment recorded by Bradesco includes goodwill in the acquisition of shares in the amount of R$ 4,221,787 thousand, as follows:

R$ thousand
Shareholders’ equity acquired	9,294,301
Fair value of assets acquired and liabilities assumed	(221,361)
Intangible assets acquired	3,993,743
Goodwill in the acquisition of the "HSBC Bank" and "HSBC Serviços" investments	4,221,787
Fair value of the consideration transferred	17,288,470

These acquisitions were recorded on the business combination method and the companies were consolidated from the date that the majority control was acquired.

The goodwill on acquisition, in the amount of R$ 4,221,787 thousand, recorded by Bradesco, is not amortized and is subject to annual impairment test. Goodwill is attributed to the expected future profitability of the respective businesses acquired and to the strengthening of Bradesco's strategy to strengthen its presence throughout the national territory, giving a greater degree of competition in a highly competitive market, so as to take advantage of the synergies generated by the products and base of HSBC Brasil customers, which are complementary.

Save to the extent that specific allowance, provision or reserve is made in Closing Statement, the HSBC shall indemnify and keep indemnify the Bradesco for all Losses, including legal costs, filing or any other fees and any liability to Tax incurred by the Bradesco, and from the acquisition of HSBC Brasil.

b)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Country	Shareholding interest (%)
			December 31
			2016	2015
Banco Alvorada S.A.	Banking	Brazil	99.99	99.99
Banco Bradesco Financiamentos S.A.	Banking	Brazil	100.00	100.00
Banco Boavista Interatlântico S.A.	Banking	Brazil	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	Argentina	99.99	99.99
Banco Bradesco Europa S.A.	Banking	Luxembourg	100.00	100.00
Banco Bradesco BERJ S.A.	Banking	Brazil	100.00	100.00
Banco Bradescard S.A.	Cards	Brazil	100.00	100.00
Banco Bradesco BBI S.A. (1)	Investment Bank	Brazil	99.81	99.80
Banco Bradesco Cartões S.A.	Cards	Brazil	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	Brazil	100.00	100.00
Bradseg Participações S.A.	Holding	Brazil	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	Brazil	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	Brazil	100.00	100.00
Odontoprev S.A.	Dental Health	Brazil	50.01	50.01
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	Brazil	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	Brazil	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	Brazil	100.00	100.00
Bradesco Seguros S.A.	Insurance	Brazil	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00	100.00
Bradesplan Participações Ltda.	Holding	Brazil	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	Brazil	100.00	100.00

    20     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	Activity	Country	Shareholding interest (%)
			December 31
			2016	2015
Tempo Serviços Ltda.	Service Provider	Brazil	100.00	100.00
União de Participações Ltda.	Holding	Brazil	100.00	100.00
Banco Losango S.A. (2)	Banking	Brazil	99.99	-
Kirton Administradora de Consórcios Ltda. (2)	Consortium Management	Brazil	100.00	-
kirton Bank Brasil S.A. (2)(3)	Banking	Brazil	100.00	-
Kirton Corretora de Títulos e Valores Mobiliários S.A. (2)	Broker	Brazil	99.97	-
Kirton Capitalização S.A. (2)	Capitalization	Brazil	99.97	-
Kirton Seguros S.A. (2)	Insurance	Brazil	98.08	-
Kirton Vida e Previdência S.A. (2)	Pension plan/Insurer	Brazil	100.00	-
Kirton Participações e Investimentos Ltda. (2)	Holding	Brazil	100.00	-

(2)    Companies originating from the acquisition, in July 2016, of HSBC Brasil; and

(1) Increased participation through the subscription of shares in June 2016;

(3)    New denomination of the HSBC Brasil.

None of the investments in subsidiary, associates and joint ventures presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

i.      Subsidiaries

Subsidiaries are all of the companies over which the Organization, has control. The Organization has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control until the date when control ceases.

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of an acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values at the acquisition date.

i.       Associates

Companies are classified as associates if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could

Bradesco 21

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Organization's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

ii.      Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties.  A joint venture is an arrangement in which the Organization has joint control, whereby the Organization has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

iii.     Structured entities

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured entities normally have some or all of the following features or characteristics:

•        restricted activities;

•        a narrow and well-defined objective, such as, to effect a specific structure like a tax efficient lease, to perform research and development activities, or to provide a source of capital or funding to an entity or to provide investment opportunities for investors by passing risks and rewards associated with the assets of the structured entity to investors;

•        thin capitalisation, that is, the proportion of ‘real’ equity is too small to support the structured entity’s overall activities without subordinated financial support; and

•        financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

iv.     Transactions with and interests of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

v.      Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and

    22     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment of the asset transferred which should be recognized in the consolidated financial  statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

c)      Foreign currency translation

                 i.          Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, with the exception of the subsidiary in Mexico, which uses the Mexican Peso as its functional currency.

                ii.          Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at the exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as “Net gains/(losses) of foreign currency transactions”.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available for sale, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

               iii.          Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•   Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

•   Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative

Bradesco 23

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

•       All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to ‘Other comprehensive income’. If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

d)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short–term investments, with original maturities of three months or less and  which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19(b) – “Cash and cash equivalents”.

e)      Sale and repurchase agreements

Securities sold subject to repurchase agreements are presented in the consolidated financial statements in “Financial assets pledged as collateral”. The counterparty liability is included in “Deposits from Banks”. Securities purchased under agreements to resell are recorded in “Loans and advances to banks” or “Loans and advances to customers”, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

f)       Financial assets and liabilities

i.       Financial assets

The Organization classifies financial assets in the following four categories: measured at fair value through profit or loss; available for sale; held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets upon initial recognition.

•     Measured at fair value through profit or loss

Financial assets are initially recorded at fair value with subsequent changes to the fair value  recognized immediately in profit or loss. These assets can be subdivided into two distinct classifications at the time of initial recognition: financial assets designated at fair value through profit or loss and financial assets held for trading.

-   Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

    24     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-   Financial assets held for trading (non Derivatives)

A financial asset is classified as held for trading if it is acquired by Management for the purpose of selling it in the short term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or position taking. Derivative financial instruments are also categorized as held for trading.

Financial assets held for trading are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in fair value of non Derivatives assets are recognized directly in the consolidated statement of income under “Net gains and losses from financial instruments held for trading.” Interest income on financial assets held for trading are included in “Net interest income”. For the treatment of Derivatives assets see Note 2(f)(iii) below.

•       Financial assets available for sale

Financial assets available-for-sale are non-derivative financial assets that are intended to be held for an undefined period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates, equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Financial assets available-for-sale are initially recognized at fair value, which is the cash consideration including any transaction costs and, subsequently, are measured at fair value with gains and losses being recognized in the consolidated statement of comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. If a financial asset available-for-sale is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated statement of income.

Interest is recognized in the consolidated statement of income using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of income in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income. See Note 2(f)(viii)(b) for details of the treatment of impairment losses.

•       Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed term maturities, which the Organization has the positive intention and ability to hold to maturity, and are not designated as at fair value through profit or loss or available for sale and do not meet the definition of loans and receivables.

Investments held to maturity are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest on investments held-to-maturity is included in the consolidated statement of income

Bradesco 25

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

and reported as ‘Interest and similar income’. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the investment and is recognized in the consolidated statement of income.

•       Loans and receivables

Loans and receivables are non-derivative financial assets having fixed or determinable payments that are not quoted in an active market, that have not been designated as “available for sale” or “at fair value through profit or loss” and that the Organization has no intention of selling, either immediately or in the near term.

Loans and receivables are initially measured at their fair value plus direct transaction costs and are subsequently valued at amortized cost using the effective interest rate method.

Loans and receivables are reported in the consolidated statement of financial position as loans and advances to banks or customers. Interest on loans is included in the consolidated statement of income and is reported as “Interest and similar income”. In the case of impairment, the impairment loss is reported as a deduction in carrying amount of loans and advances, and is recognized in the consolidated statement of income as “Impairment of loans and advances”.

ii.      Financial liabilities

The Organization classifies its financial liabilities under the following categories: measured at fair value through profit and loss and amortized cost.

•       Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the income statement. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

-          Financial liabilities designated at fair value through profit and loss

The Organization does not have any financial liability classified at fair value through profit and loss in income.

-          Financial liabilities held for trading

Financial liabilities held for trading recognized by the Organization are derivative financial instruments. For the treatment of Derivatives liabilities see Note 2(f)(iii) below.

•       Financial liabilities at amortized cost

These are financial liabilities that are not classified as at fair value through profit or loss. Initially they are recognized at fair value and, subsequently, are measured at amortized cost. They include deposits from banks and customers, securities issued and subordinated debt securities, among others.

    26     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivative contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains and losses from financial instruments for trading.”

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. The calculation of fair value, the counterparty's and the entity's own credit risk are considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

iv.     Recognition

Initially, the Organization recognizes loans and advances, deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and, substantially, all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognised and the modified financial asset is recognised as a new financial asset and initially measured at fair value.

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

vii.    Determination of fair value

The determination of the fair values for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more common other instruments the Organization uses widely accepted valuation

Bradesco 27

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Organization uses own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

viii.   Impairment of financial assets

(a)   Financial assets recognized at amortized cost

On each reporting date, the Organization assesses whether there is objective evidence that financial assets are impaired. The financial assets are impaired and impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Organization uses to determine that there is objective evidence of an impairment include:

•         significant financial difficulty of the issuer or obligor;

•         a breach of contract, such as a default or delinquency in interest or principal payments;

•         the granting to the borrower of a concession that the lender would not otherwise consider for economic or legal reasons relating to the borrower’s financial difficulty;

•         when it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•         the disappearance of an active market for that financial asset because of financial difficulties; or

•         observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the loss event cannot yet be identified at the level of the individual financial assets in the portfolio, including:

(i)      adverse changes in the payment status of group assessed borrowers; and

(ii)     national or local economic conditions that correlate with defaults in the assets.

The Organization takes into consideration evidence of impairment loss for both individually significant assets and groups of assets. All significant financial assets are evaluated to detect specific losses.

    28     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

All significant assets for which the assessment indicates that there is no specific impairment are valued as a group to detect any impairment loss that may have occurred, although not yet identified. The financial assets which are not individually significant are valued as a group to detect any collective impairment loss (recorded at the amortized cost) based on similar risk features. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit-risk characteristics (that is, on the basis of the Organization’s rating process that considers product type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit-risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognized using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

(b)   Financial assets classified as available for sale

The Organization assesses, at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. For debt securities the Organization adopts the assessment described in item (a) above, in order to identify an impairment event.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered objective evidence of impairment resulting in the recognition of an impairment loss.

Bradesco 29

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

If any such evidence exists for available-for- sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement.

If, in a subsequent period, the fair value increases, for debt instrument classified as available for sale, and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of income. Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the consolidated statement of income. Increases in the fair value of equity instruments after impairment are directly recognized in equity – other comprehensive income.

g)      Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount and fair value less the costs to sell and are included within “Non-current assets held for sale.”

h)      Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see Note 2(k) below), if any.

The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function. Software acquired for the operation of the related equipment is recorded as part of the equipment.

When different parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/(expenses).”

ii.   Subsequent costs

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

    30     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii. Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

i)       Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, such as goodwill and other purchase intangible assets, computer software and other such intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(k) below.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment, (see Note 2(b)(ii)). When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment (see Note 2(k) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(k) below).

Bradesco 31

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

iii. Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized over the period during which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see Note 2(k) below) is immediately recognized in the consolidated statement of income.

j)       Leasing

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part of the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial leasing.

Leases under the terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized in the financial statements using the straight-line method over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a penalty is recognized as an expense for the period.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over  the remaining term of the lease when the lease adjustment is confirmed.

As a lessor, the Organization has substantial finance lease contracts, both in value or total

    32     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

number of contracts.

i.        Finance Leases

Finance leasing assets in the consolidated statement of financial position are initially recognized in the “loans and advances” account at an amount equal to the net investment in the lease.

The initial direct costs generally incurred by the Organization are included in the initial measurement of the leasing receivable and recognized as part of the effective interest rate of the contract, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses at the beginning of the lease term.

Recognition of financial revenue reflects a constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed at least annually. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the consolidated statement of income.

ii.       Operating leases

The assets leased under operating leases, where the Organization acts as lessor, are recognized in the consolidated statement of financial position as property and equipment according to the nature of the item leased.

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from leasing is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation and maintenance, incurred in the generation of income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

k)      Impairment of non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually at the same date to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the  asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

Bradesco 33

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination.

The recoverable amount is the higher of an asset/CGU’s fair value less costs to sell and its value in use. When assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGU’s on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s) and then to reduce the carrying amount of the other assets in the CGU (group of CGU’s) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

l)       Deposits, debt securities issued and subordinated liabilities

Deposits, debt securities issued and subordinated liabilities are the main sources of funding used by the Organization to finance its operations.

They are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method.

m)     Provisions, contingent liabilities and contingent assets

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

    34     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Contingent liabilities are:

(a) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or

(b) a present obligation that arises from past events but is not recognized because:

(i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

(ii) the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are recorded only when there are real guarantees or favorable and non-appealable court decisions, and when the gain is considered to be virtually certain. Contingent assets for which the expectation is the outcome will be favorable are only disclosed in the financial statements, when material.

n)      Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial instruments in accordance with IAS 39.

o)      Insurance and pension plan technical provisions

i.    Property damage

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts less initial contracting costs. The portion of these reserves corresponding to the estimate for risks in effect on contracts that have been issued but are not yet fully binding is designated ‘PPNG-RVNE’.

The reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior last 10 half-year periods to determine a future projection per occurrence period, reflecting the changing expectation of the amount provisioned along the regulatory process.

The reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of salvage and payments expected to be received.

The Complementary Reserve for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the

Bradesco 35

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Liability Adequacy Test (see Note 2(o)(vi) below). At the reporting date management did not identify the need for PCC on property damage contracts.

The reserve for related expenses (PDR) is recorded on a monthly basis to cover expenses related to estimated claims and benefits. It covers both costs that can be individually allocated to each claim as well as claims costs not discriminated, meaning those incurred at the portfolio level.

Other provisions correspond to the Provision for Administrative Expenses (PDA) arising on the Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

ii.   Life insurance, excluding life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, but including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts and includes an estimate for risks in effect on contracts that have been issued but are not yet fully binding is designated ‘PPNG-RVNE’.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the present value of the future benefits and the present value of the future contributions to be received for these benefits.

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior 16 half-year periods to determine a future projection per occurrence period.

With respect to the insurance portfolios acquired, the reserve for ‘incurred but not reported’ (IBNR) claims is constituted to cover the expected values to be settled based on incurred but not reported claims until the base date of calculation. It is calculated by the Bornhuetter-Ferguson method, using as a mathematical model run-off triangles of claims incurred from 2001;

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims in litigation.

With respect to the insurance portfolios acquired, the reserve for unsettled claims (PSL) is made based on estimates of indemnities, for events incurred and appropriately reported by the insured and/or beneficiaries until the balance sheet date. It includes lawsuits related to claims, which are constituted based on the analysis of legal advisers for the assessment of risks related to the sum insured. It also includes an estimate of adjustments of incurred but not sufficiently reported (IBNER) for the aggregate development of claims reported but not yet paid, whose values may be changed throughout the process until their final settlement.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to

    36     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

complement technical reserves, as calculated through the Liability Adequacy Test. LAT is calculated using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders and improvement using a risk free forward interest rate structures which was approved by SUSEP to discount the future cash flows. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Technical Surplus Provision (PET) corresponds to the difference between the value of the expected cost and the actual cost of claims that occurred during the period for contracts of individual life insurance with rights to participate in technical surplus.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For products structured under a capitalization regime, the reserve covers the expected expenses related to incurred claims and also claims expected to be incurred in the future.

iii. Health and Dental Insurance

The reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on monthly run-off triangles that consider the historical development of claims reported in the last 12 months to establish a future projection per period of occurrence

The provision for unsettled claims (PSL) is based on claims received up to the reporting date, including judicial claims and related costs adjusted for inflation.

The mathematical reserve for unvested benefits (PMBAC) relates to the individual health care plan portfolio and accounts for the risk related to the cover of the holder’s dependents for five years following the death of the holder. It is calculated using: a 5.1% annual discount rate (5.2% in 2015); the period over which holders are expected to remain in the plan up to their death; and the projected costs of the five-year-period cover in which no premiums will be received.

The mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance - "GBS Plan", and considering a discount rate of 5.1% per annum (5.2% in 2015).

The unearned premium or contribution reserve (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The other provisions for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 5.1% per year (5.2% in 2015).

Provisions for IBNR, PMBAC, PMBC and Other Provisions, listed above, are calculated using methodologies and assumptions established  in the actuarial technical notes approved by the National Health Agency - ANS.

Bradesco 37

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iv. Operations with DPVAT Insurance

Revenue from DPVAT premiums and the related technical reserves are recorded gross, based on reports received from Seguradora Lider S.A. which acts as the “lead insurer” of the Consortium of Insurance DPVAT S.A. in proportion to the percentage of Bradesco’s stake in the consortium. It is the function of the lead insurer to collect the premiums, coordinate policy issuance, settle claims and manage the administrative costs within the consortium, in accordance with the CNSP Normative Resolution nº 332/15. As defined in the regulations of the consortium, 50% of the monthly net income is distributed to the consortium’s members in the following month. The remaining 50% of the monthly income is retained by the lead insurer over the year and transferred to the members of the consortium at the start of the following year.

v.   Open pension plans and life insurance with survival coverage (VGBL product)

The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using net premiums and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE).

The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations assumed in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes.

The mathematical reserve for unvested benefits (PMBaC) related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), and defined contribution plans, includes the contributions, received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIE).

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(o)(vi)). LAT is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future.

    38     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Provision for Financial Surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause.

The Provision for Events Incurred but Not Reported (IBNR) is established based on losses that occurred but were not reported, based on run-off triangles, which considers the historical development of losses over the past 96 months to establish a future projection per period of occurrence.

With respect to the insurance portfolios acquired, the provision of incurred but not reported claims (IBNR) is made to cover the expected values to settle for incurred but not reported claims until the base date of calculation. It is calculated in accordance with the criteria defined in SUSEP Circular no 517/15 (amended by SUSEP Circular no 521/15).

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation.

With respect to the insurance portfolios acquired, the reserve for unsettled claims (PSL) is made based on estimates of indemnities, for the events incurred and appropriately reported by the Ins red and/or beneficiaries until the balance sheet date. It includes lawsuits related to claims, which are constituted based on the analysis of legal advisers for the assessment of risks related to the sum insured. It also comprises values relating to accrued unpaid rent contained in the PMBC, which are written off and included in the PSL.

Financial charges on technical provisions, as well as the constitution and/or reversal of the provision of financial excess, are classified as financial expenses and are shown in the line “Net interest income”.

vi.     Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs and the related intangibles. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

The test considerers projections of claims and benefits that have occurred and are to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, salvage and recoveries and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows, the Organization used the risk free forward (ETTJ) rate which was approved by SUSEP.

According to SUSEP Circular no 517/2015, the test was segmented between life insurance and pension products and property coverage, and liabilities related to DPVAT insurance were not included in the adequacy test.

Bradesco 39

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•     Life and pension products

For private pension products and Life Insurance with Coverage for Survival, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Administration,

The cash flows related to future premiums not recorded in the PPNG were only included in the projections when the result of the LAT without these values was negative.

The result of the liability adequacy test for pension products and life insurance, was fully recognized in profit or loss at the reporting date as provided in SUSEP Circular no 517/2015.

In the LAT realized in December 2016, there were changes in the Cancellation and Improvement Rate assumptions, considering the biometric tables BR-EMS, both genderes, adjusted by longevity development criteria compatible with the latest published versions, according to current legislation.

•     Property Coverage

The expected present value of cash flows relating to claims incurred - primarily claims costs and salvage recoveries - was compared to the technical provisions for claims incurred - PSL and IBNR.

The expected present value of cash flows relating to claims to be incurred on the policies in force, plus any administrative expenses and other expenses relating to products in run-off, was compared to the sum of the related technical provisions - PPNG and PPNG-RVNE.

The result of the liability adequacy test, for property coverage, did not present insufficiency and, consequently, no additional PCC provisions were recorded.

p)      Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existence of the reinsurance contract does not nullify the Organization’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency to reinsure risks all other reinsurance operations must be with national reinsurers If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

q)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts or over an average period of twelve months. Expenses relating to insurance agency operations relating to the sale of health plans are appropriated over a twenty-four month period.

It also includes the deferred acquisition costs relating to exclusivity contracts with retailers for marketing insurance extended guarantees, for the initial period of 12 years, for an initial period of 12 years, with the length of over four years of contracts totaling 16 years.

r)    Financial guarantees

     Financial guarantees are contracts that require the Organization to make specific payments under

    40     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

     Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured as the higher of the initial amount, less the accumulated amortization, and the best estimate of the amount required to settle the guarantee if management deems such expenditure to be probable. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of Management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

s)      Employee benefits

i.    Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management of the “Free Benefit Generator Plan (PGBL)” type. The PGBL is a pension plan with defined contributions which allows financial resources to be accumulated throughout the professional career of the participants based on contributions paid by them and the sponsoring company, the funds of which are invested in an Exclusive Mutual Fund (FIE). The actuarial obligations of PGBL are fully covered by the corresponding FIE. The PGBL is managed by the subsidiaries Bradesco Vida e Previdência S.A..

The PGBL Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries. Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverages. The contributions concerning participants who in 2001 chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

Contribution obligations for defined contribution pension plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

In addition to the PGBL described above, the participants who migrated from the defined benefit plan are assured a proportional deferred benefit. For retired and pensioned employees, regardless of whether they are participants in the migrated defined benefit plan or not, the present value of the actuarial obligations of the plan is invested in FIEs.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and the plans are calculated separately for each plan, estimating the future benefit that the employees have earned in return for their service during the current and prior periods. The benefit is discounted to determine its present value and any unrecognized past service costs and fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on “AA” credit rated bonds, which have maturity dates approximating the terms of the Organization’s obligations. The calculation is made by an actuary, using the projected unit credit method.

Bradesco 41

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

When the benefits of a plan are improved, the portion of increased benefit related to past service by employee is recognized in the consolidated income statement using the straight-line method over the average period until the benefits become vest. To the extent that the benefits have already vested, the expense is recognized in the consolidated statement of income.

iii. Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable twelve months or more after the reporting date are discounted to their present value.

iv. Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within twelve months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided  by the employee and the obligation can be reliably estimated.

t)       Capitalization bonds

The liability for capitalization bonds is registered in the line ‘Other liabilities’. Financial liabilities and revenues from capitalization bonds are accrued at the time bonds are issued.

Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and the deposit portion of each payment is remunerated at the referential rate (TR) plus 0.5% per month, which is used to determine the liability.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the referential rate (TR), even  if they have not won in the draw.  These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires, in accordance with IAS 39 as it relates to the derecognition of a financial liability.

Expenses for placement of “capitalization plans”, are recognized as they are incurred.

u)      Interest

Interest income and expenses are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

    42     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

v)      Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, including account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized as the related services are rendered. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

w)     Net insurance income

Income and expense are recognized on an accrual basis.

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies / certificates / endorsements and invoices, or at the beginning of the risk period for cases in which the cover begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs.

Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

The health insurance premiums are recorded in the premium account issued (result) or unearned premium or contribution reserve (PPCNG), according to the coverage period of the contracts in effect at the balance sheet date.

Revenues and expenses related to DPVAT insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB - Brasil Resseguros S.A., respectively.

Reinsurance transactions are recorded based on the premium and claims information provided to the reinsures which is subject to their review. Assigned reinsurance premiums are deferred in a manner consistent with the related insurance premium and/or reinsurance agreement.

Acquisition costs relating to the insurance commission are deferred and recognized in proportion to the recognition of earned premium.

The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of 24 months in health insurance operations and for the contractual term (average of 12 to 60 months) in the other operations.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized

Bradesco 43

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

in income upon their effective receipt.

Income from management fees are recognized as income on an accrual basis at contractually determined rates.

x)      Income tax and social contribution expenses

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law no 13,169/15, returning to the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

By virtue of the amendment of the rate, the Organização Bradesco constituted, in September 2015, a supplement to the deferred tax asset of social contribution, considering the annual expectations of realization and the respective rates in force in each period, according to the technical study conducted.

Tax expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax expenses are the expected amounts payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amount used for taxation purposes. Deferred tax is not recognized for:

•                temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•                temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

•                taxable temporary differences arising on the initial recognition of goodwill.

    44     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

In determining the amount of current and deferred tax the Organization takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of various factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Additional taxes that arise from the distribution of dividends by the Bank are recognized at the same time as the liability to pay the related dividend is recognized.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

y)       Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Directors and Deputy Directors. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, leasing, international bank operations, investment banking and private banking. The Organization’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary pension plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

z)      Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

i.       Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in equity, thus reducing the initial share value.

Bradesco 45

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.      Earnings per share

The Organization presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Organization by the weighted average number of shares outstanding during the year, excluding the average number of shares purchased by the Organization and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

iii.    Dividends payable

Dividends on shares are paid and provisioned during the year. In the Meeting of Shareholders are destined at least the equivalent of 30% of the annual net income, in accordance with the the Company’s Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv.    Capital transactions

Capital transactions are transactions between partners qualified as investment owners. These transactions modify the equity held by the controlling shareholder in a subsidiary. Since there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in equity.

3)     Risk Management

Risk-management structure

The risk and capital management structure is made up of committees, which assist the Board of Directors, the CEO and the Board of Executive Officers in their strategic decision-making process.

The Organization has a committee known as the Integrated Risk and Capital Allocation Management Committee, whose duty is to advise the Board of Directors in performing its duties in risk management,  capital and control. This committee is assisted by the Capital Management Executive Committee, and Risk Management Executive Committees in managing a) Credit risk, b) Market and Liquidity risk, c) Operational and Social and Environmental risk and d) Bradesco’s Insurance Group and BSP Empreendimentos Imobiliários. In addition, it also has the support of the Products and Services Executive Committee and the Executive Committees in business areas, which, among other duties, suggest exposure thresholds to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

It is worth highlighting the Integrated Risk Control Department (DCIR), responsible for implementing risk control and capital allocation through practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner. This Department is also responsible for complying with the Brazilian Central Bank rules for risk management activities.

3.1.  Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs

    46     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

related to the counterparty’s noncompliance with the financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly credit operations, securities and derivatives. There is also the credit risk in financial obligations relating to commitments on loan or financial guarantees.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers, as well as their measurement and mitigation plans.

Counterparty’s Credit Risk

The counterparty credit risk to which the Organization is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades, including the settlement of derivative financial instruments. Counterparty credit risk also includes the risk related to a downgrade in the counterparty’s credit standing.

The Organization exercises complete control over its net position (the difference between purchase and sale agreements) and potential future exposures from operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted by the Organization’s  to its customers. Usually, guarantees associated with this type of operation include margin deposits, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing  the security, quality and liquidity of the lending. The process is guided by the risk-management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

Bradesco 47

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors, depending on the amounts involved.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the correct pricing of operations, but also for defining the appropriate guarantees.

The methodology used also follows the requirements established by National Monetary Council (CMN) Resolution 4,327/14 and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of the Organization’s economic groups/customers uses a seventeen-level scale, in which thirteen levels represent performing loan operations, ensuring greater compliance with the requirements of the Basel Capital Accord.

Risk ratings for economic groups (legal entities) are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are made corporately and are monitored periodically in order to preserve the quality of the credit portfolio.

For individuals, in general, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

    48     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

	Internal Rating	Organization classification
1	AA1	Low risk
2	AA2
3	AA3
4	A1
5	A2
6	A3
7	B1
8	B2
9	B3
10	C1
11	C2
12	C3
13	D	Medium risk
14	E	High risk
15	F
16	G
17	H

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

The credit risk monitoring area actively participates in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels for expected and unexpected losses.

This area continuously reviews the internal processes, including the roles and responsibilities and it training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Control and Monitoring

The Organization’s credit risk is controlled and monitored by the credit risk area of the Integrated Risk Control Department.

The department advises the Executive Credit Risk Management Committee, in which methodologies for credit risk measurement are discussed and formalized. Significant issues discussed in this committee are reported to the Integrated Risk Management and Capital Allocation Committee, which is subordinate to the Board of Directors.

In addition to the committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, adequacy of allowance for loan losses, loan recoveries, gross and net losses, portfolio limits and concentrations among others. This information is also reported to the Audit Committee on a monthly basis.

Bradesco 49

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, and are revised at least once a year.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers.

The Organization also has an electronic corporate system of credit risk indicators to provide the lending and loan recovery areas, business areas, regional managers and branches with information on assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others. This electronic system provides both a macro-level and detailed view of the information, and also enables a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2016	2015
Cash and balances with banks	72,554,651	72,091,764
Derivative financial instruments	16,755,442	18,870,917
Loans and advances to banks	94,845,534	35,671,727
Loans and advances to customers	392,083,873	370,323,668
Other financial assets	497,974,002	432,983,945
Total items recorded in the balance sheet (1)	1,074,213,502	929,942,021
Total items not recorded in the balance sheet (Note 41)	316,298,033	264,320,142
Total risk exposure	1,390,511,535	1,194,262,163

(1)    Collaterals are mainly represented by: securities, properties, financial investments, sureties and guarantees.

The Organization's maximum credit risk exposure was R$ 1,390,511,535 thousand in 2016, which

    50     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

was an increase of 16.4% from December 2015.

Of this exposure, R$ 72,554,651 thousand, or 5.2% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

The “Other financial assets” item totaling R$ 497,974,002 thousand (35.8% of the total exposure), have a low credit risks as it primarily consists of Brazilian government bonds which, are recorded at their market value, represented by “Financial assets held for trading” R$ 213,139,846  thousand (2015 – R$ 159,623,449 thousand), “Financial assets available for sale” R$ 113,118,554 thousand (2015 – R$ 117,695,450 thousand) and “Investments held to maturity” recognized as amortized cost in the amount of R$ 43,002,459 thousand (2015 – R$ 40,003,560 thousand).

In 2016, items not recorded in the consolidated statement of financial position (recorded in off-balance sheet accounts) amounted to R$ 316,298,033 thousand (2015 - R$ 264,320,142 thousand), reaching a level of 22.6% (2015 – 22.1%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 503,684,849 thousand, representing 36,5% of the total exposure, including derivatives of R$ 16,755,442 thousand, loans and advances to banks of R$ 94,845,534 thousand and loans and advances to clients of R$ 392,083,873 thousand.

Derivative Financial Instruments

	R$ thousand
	December 31
	2016	2015
Traded in the stock exchange	1,068,418	5,561,772
OTC contract	15,687,024	13,309,145
Total	16,755,442	18,870,917

In relation to derivatives, 93.6% of the total, refers basically to over-the-counter contracts. Of the total of the Derivative financial instruments, 92.4% is assessed to have "low credit risk" by the Organization's internal procedures.

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2016	2015
Low risk	94,845,534	35,627,580
Medium risk	-	-
High risk	-	44,147
Total	94,845,534	35,671,727

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

None of the loans and advances to banks are classified as pas-due or impaired. In addition, the portfolio has no debt-restructuring history.

Bradesco 51

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to customers

The loans and advances to customers are classified as:

•         Neither past due nor impaired.

•         Past due but not impaired.

•         Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss classified as impaired.

The Organization’s loans and advances to customers are classified as “impaired” when they fall in at least one of the following situations: (a) are delinquent more than 90 days, except for housing loan operations secured by residential property (overdue more than 180 days) and/or; (b) have incurred a loss and/or; (c) have been renegotiated and/or; (d) have been reclassified as a higher risk level; and/or (e) have been subject to bankruptcy events. The internal models used by the Organization are based on client or product.

	R$ thousand
	December 31,
	2016	2015
Neither past due nor impaired (i)	337,337,152	326,363,904
Past due but not impaired (ii)	12,612,906	11,656,848
Impaired (iii)	42,133,815	32,302,916
Total loans and advances to customers	392,083,873	370,323,668
Impairment of loans and advances	(24,780,839)	(25,455,204)
Net amount	367,303,034	344,868,464

The portfolio of loans and advances to customers grew by 5.9% from 2016 to December 2015.

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	December 31,
	2016	2015
Low risk	325,170,838	318,889,943
Medium risk	10,269,218	6,338,308
High risk	1,897,096	1,135,653
Total	337,337,152	326,363,904

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 337,337,152 thousand in 2016.

Of the total transactions, 96.4% were classified as low risk.

(ii)      Loans and advances to customers past due but not impaired

We present below the analysis by number of days past due of the contracts for loans and advances which were not classified as being impaired in the collective analysis and those which are not impaired based on the individual analysis.

    52     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For the purpose of this analysis, an asset is considered past due and included in the following table when payment is late or is not received strictly in accordance with the contractual terms. The amount included in this category comprises the total financial asset, i.e. not only the overdue installment amount but the full contractual amount plus accrued interest.

The loans and advances to customers which are not individually material, which have not been classified as impaired are presented in this category.

The individually material loans and advances may be presented in this category when, based on the individual analysis, it is not necessary to record an individual impairment loss and, accordingly, the asset is then subject to a collective loss analysis.

	R$ thousand
	December 31,
	2016	2015
Past due up to 60 days	9,737,697	9,286,212
Past due between 61 and 90 days	2,608,305	2,241,006
Past due for more than 90 days	266,904	129,630
Total	12,612,906	11,656,848

The above table shows loans and advances, which despite being past due, do not provide indications of possible impairment. This amount represented 3.2% of the portfolio in 2016 (2015 – 3.1%).

(iii)     Loans and advances to customers impaired

	R$ thousand
	December 31,
	2016	2015
Portfolio not yet due	17,567,703	14,185,533
Past due up to 60 days	4,067,322	2,199,703
Past due between 61 and 90 days	1,284,035	1,097,900
Past due for more than 90 days	19,214,755	14,819,780
Total	42,133,815	32,302,916

Loans and advances to customers impaired reached R$ 42,133,815 thousand and accounted for 10.7 % of the total portfolio in 2016 (2015 - 8.7%).

Bradesco 53

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By type of loan category

The following table presents the loans and advances impaired by category:

	R$ thousand
	December 31,
	2016	2015
Working capital	5,940,498	6,846,091
Credit card	5,962,131	5,128,607
Personal credit	4,951,949	3,617,781
Vehicles – CDC (Direct consumer credit)	1,651,852	1,631,255
Housing loans	2,553,802	1,081,833
Financing and export	2,456,658	1,043,922
Rural loans	946,282	805,392
Onlending BNDES/Finame	1,052,671	771,581
Overdraft for individuals	882,992	651,011
Overdraft for corporates	406,296	281,176
Acquisition of assets	459,574	38,288
Others	14,869,110	10,406,039
Total	42,133,815	32,302,916

Renegotiated loans and advances

The total balance of “Loans and advances to customers impaired” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	December 31
	2016	2015
Renegotiated loans and advances at the beginning of the year	12,728,723	10,775,621
Additional renegotiated amounts, including interest	18,777,814	13,128,228
Payments received	(8,997,802)	(7,256,464)
Write-offs	(5,007,312)	(3,918,662)
Renegotiated loans and advances at the end of the year	17,501,423	12,728,723
Impairment of loans and advances	(10,346,397)	(7,547,690)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	7,155,026	5,181,033

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	59.1%	59.3%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.5%	3.4%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.9%	1.5%

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due. From the date of modification,

    54     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the customer’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in off-balance sheet accounts, as well as any gains from renegotiations, are recognized only when received.

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2015	2014
Largest borrower	2.3%	2.8%
Ten largest borrowers	8.5%	9.2%
Twenty largest borrowers	12.6%	13.3%
Fifty largest borrowers	18.5%	19.5%
Hundred largest borrowers	23.0%	23.8%

All ranges presented increase in concentration in 2016 compared to 2015.

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	December 31
	2016		2015
	R$ thousand	%	R$ thousand	%
Public sector	8,813,581	2.2	10,250,375	2.8
Federal	8,813,581	2.2	10,241,594	2.8
State	-	-	8,781	-
Private sector	383,270,292	97.8	360,073,293	97.2
Individuals	170,925,871	43.6	147,859,789	39.9
Industry	68,192,198	17.4	65,158,837	17.6
Commerce	42,791,601	10.9	41,267,638	11.1
Services	97,136,221	24.8	102,629,056	27.7
Agribusiness	4,224,401	1.1	3,157,973	0.9
Total portfolio	392,083,873	100.0	370,323,668	100.0
Impairment of loans and advances	(24,780,839)	-	(25,455,204)	-
Total of net loans and advances to customers	367,303,034	-	344,868,464	-

Measurement of Credit Risk

Periodically, the Organization evaluates the existence of objective evidence of loss in the loans and advances portfolio, taking into account its historical experience of impairment losses and employing other methodologies to consider the customer' quality as well as the nature of the transaction including its guarantees for estimating the expected cash flows, which are reviewed regularly in order to constantly improve the models and to ensure that  the provision is sufficient.

Bradesco 55

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Initially, clients are classified as individually significant and individually non-significant. Following that initial classification, clients are evaluated on the basis of the existence of evidence of one or more objective loss events. As sometimes it may not be possible to identify a specific event that has caused a loss in the recoverable amount, the combined effects of several events are evaluated. In addition, loss events may be specific, that is, refer to only a particular client, such as payment defaults, renegotiation or bankruptcy event, or be collective and affect a group of assets as a result, for example, interest or exchange rate variations or a reduction in the activity level of one or more economic sectors.

For individually significant clients with specific objective evidences of impairment, the impairment loss is estimated by individual analysis, taking into account the future cash flows expected from each client, including the realization of guarantees associated with operations.

For individually non-significant clients with specific objective evidence of impairment, the, impairment loss is estimated using proprietary historic loss experience models which are based on observable information on the calculation date.

Clients showing no specific objective evidence of impairment losses, both individually significant and individually non-significant clients, are evaluated collectively using the Organization’s internal models based on collective parameters of loss identified and macroeconomic parameters of economic activity and default.

For collective evaluation, Probability of Default and Loss Given Default models, as well as the Loss Identification Period factor, are used.

Probability of Default (PD): determines the probability of default perceived by the Organization with respect to the customer, according to its internal evaluation model. This risk parameter is determined differently for each segment: retail models are quantitative, while wholesale models are both quantitative and qualitative (subjective).

Loss Given Default (LGD): refers to the percentage effectively lost after recovery efforts given the default of the contract, which is expressed as a percentage of exposure.

Loss Identification Period (LIP): interim period between the occurrence of the loss event in groups of collectively evaluated financial assets, significant and non significant, and its identification by the institution as being impaired.

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Credit operations are normally written off when they are overdue for 180 to 360 days. Credit operations with remaining maturities of at least 36 months are normally written off when they are overdue for 360 to 540 days.

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments

    56     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collaterals include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft, machinery and equipment. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees and letters of credit.

Credit derivatives are bilateral agreements where one of the counterparties buys hedge against credit risk of a specific financial instrument and its risk is transferred to the selling counterparty. Usually, the latter receives a linear remuneration during the transaction’s effectiveness.

In the event of default, the counterparty who purchased the hedge will be paid, the purpose of which is to compensate for the impairment losses on the underlying financial instrument. In this case, the selling counterparty receives the underlying asset in exchange for the referred payment.

On December 31, 2016, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$ 114,069 thousand (R$ 136,668 thousand in 2015) and “bonds of the Brazilian public debt” in the amount of R$ 668,115 thousand and the risk transferred in credit swaps whose underlying assets are “derivatives of the Brazilian public debt” is R$ (16,296) thousand, amounting to a total net credit risk value of negative R$ 765,888 thousand (R$ 136,668 thousand in 2015), with an effect on the calculation of required shareholders’ equity of negative R$ 11,977 thousand (R$ 15,033 thousand in 2015). The contracts related to credit derivatives transactions described above are due in 2021. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$ (1,067) thousand (R$ 42 thousand in 2015). There were no credit events, as defined in the agreements, during the period.

            Offsetting of financial assets and liabilities

According to IFRS 7, the Bradesco must also present the amounts related to financial instruments subject to master netting agreements or similar agreements, which do not meet some or all of offsetting criteria from IAS 32. Similar agreements include the Global Derivative Agreements (CGD/ISDA) and the Global Master Repurchase Agreements (GMRA).

Part of the derivative financial instruments transacted by the Bradesco in environments that are not stock exchange, are executed through contracts CGD and ISDA (International Swaps and Derivatives  agreement), in Brazil and abroad.

Bradesco 57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the offsetting of financial assets and liabilities:

	R$ thousand
	2016
	Gross amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities purchased under agreements to resell	84,728,590	6,450	84,722,140
Derivatives	16,755,442	1,598,281	15,157,161

	R$ thousand
	2016
	Gross amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities sold under repurchase agreements	241,978,931	6,450	241,972,481
Derivatives	13,435,678	1,598,281	11,837,397

	R$ thousand
	2015
	Gross amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities purchased under agreements to resell	111,024,912	3,782	111,021,130
Derivatives	18,870,917	301,725	18,569,192

	R$ thousand
	2015
	Gross amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities sold under repurchase agreements	222,291,364	3,782	222,287,582
Derivatives	19,345,729	301,725	19,044,004

3.2.  Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial instruments, such as its asset and liability transactions that may have mismatched maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits independently monitored.

    58     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The risk management process relies on the participation of all levels of the Organization, from the business areas to the Board of Directors.

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution no 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization uses its internal market risk models to calculate regulatory capital requirements since January 2013. This process, approved by the Board of Directors, is also revised at least once a year by the Committees and the Board itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors. Based on the business’ characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all operations involving financial instruments, held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those destined for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The Trading Portfolio is monitored with the following limits:

•       Value at Risk (VaR);

•       Stress;

•       Income; and

•       Financial Exposure / Concentration.

Bradesco 59

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges.

The Banking Portfolio is monitored with the following limits:

•       Interest rate risk limit.

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows for analysis of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in the Organization portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). The Delta-Normal VaR has as main limitation the adoption of the premise that financial returns are normally distributed. To mitigate the above limitations, the organization also adopts the historical VaR approach to the portfolio, adopting the most conservative model. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, ie, are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the EVE methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Organization’s investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. The difference between the values obtained for the portfolio will be EVE, that is, the interest-rate risk applicable to the Banking Portfolio.

To measure the Banking Portfolio interest rate risk, the premise of prepayment of loan is not used. For demand and savings deposits with undetermined maturity, their historical behaviors and the possibility of maintaining them are studied. Thus, after all the deductions from

    60     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

demand and savings deposits, for example, the requirements reserve held at Brazilian Central Bank, the remaining balance (free funds) is considered in accordance with the maturity flows of fixed-rate lending operations.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ market value, the Market and Liquidity Risk Management Executive Committee (CEGRIMEL) established the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to GEGRIMEL. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the Commission and for the submission the matters to the CEGRIMEL for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from by the Securities, Commodities and Futures Exchange and the Secondary Markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Organization’s validation and assessment processes.

Mark-to-market criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the mark-to-market process are adopted by the Organization:

•           Commitment: the Organization is committed to ensuring that the prices used reflect the market value of the operations. Should information not be found, Bradesco uses its best efforts to estimate the market value of the financial instruments;

•           Frequency: the formalized mark-to-market criteria are applied on a daily basis;

•           Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the mark-to-market criteria;

•           Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Organization; and

•           Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation areas and by Regulatory Agencies.

In December 2014, the Brazilian National Monetary Council (CMN) published Resolution 4,389/14, which amended Resolution 4,277/13. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments to market value and the guidelines to apply prudential adjustments to these instruments. In accordance with the above mentioned procedures, the Organization is already aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

Independent Risk Model Validation

The Organization uses models to manage and measure risks and capital, which are developed based on specialist knowledge or on statistical, economic, financial or mathematical theories, which support and facilitate the structuring of critical issues and enable standardization and fast decision-

Bradesco 61

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

making.  To identify, mitigate and control the risks of the models, represented by potential adverse consequences arising from decisions based on wrong or obsolete models, with the process of independent validation, whose main purpose is to verify if the models work in accordance with their established goals, as well as to verify if their results are suitable for the uses for which they are intended. This validation covers the aspects concerning the adequacy of processes, governance, construction of models and their assumptions, with the results being reported to the managers, the Internal Audit, the Committees of Internal Controls and Compliance and Integrated Risk Management and Capital Allocation.

Therefore, the activities carried out enable the continuous improvement of the scope of validations, which are specific to each model type and classified into five dimensions combining the qualitative and quantitative aspects.

Qualitative

•         Scope of the model: scope of application of the model, which includes its goal, the type of risk addressed, companies exposed to this type of risk, portfolios, products, segments, channels, among others;

•         Application of the Model: includes the definition, reasonability in the use of the model's factors, the flow and the timeliness of the information for the decision-making process;

•         Technological Environment and Data Consistency: structure of systems and controls involved in the calculations performed by the model and the process in which the model is inserted. It also includes data consistency, taking into consideration the functionalities of version and access controls, backup, traceability, changes in parameters, data quality, system contingency and automated controls.

Quantitative

•         Measurement System: challenge to the risk measurement procedures, both base and stress, including the definition, implementation and internal validation of the method, which consists of methodology, assumptions, parameters, calculation routine, input data and results;

•         Backtesting: statistic procedure used to assess the model by comparing the amounts estimated by the model and the amounts observed within a previously defined period. It includes methodological, formalization and utilization aspects for model improvement.

The responsibility for executing the independent validation process, that includes the analysis and the assessment of models, belongs to the Independent Model Validation Area (AVIM), which uses structures that are already implemented and settled in the Organization to avoid overlapping tasks.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the Integrated Risk Control Department, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once a week by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined every fifteen days by the Asset and Liability Management Treasury Executive Committee. At both meetings, results and risks are assessed and strategies are discussed. Both the governance

    62     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

process and the existing thresholds are ratified by the Integrated Risk and Capital Allocation Management Committee and submitted to approval of the Board of Directors, and they are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of operations and the use of derivatives by the Treasury Department, the Organization created specific rules that were approved by the competent Committees.

The hedge operations executed by Bradesco’s Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

•       control and classify the operations,  respecting the exposure and risk limits in effect;

•       alter, modify or revert positions due to changes in the market and to operational strategies; and

•       reduce or mitigate exposures to operations in inactive markets, in conditions of stress or of low liquidity.

Fair value Hedge accounting

On December 31, 2015, Bradesco constituted a hedge to protect from the market risk, using futures contracts, which generated R$ 1,406,154 thousand, for protection against the effects of the exchange rate variation of the firm commitment concerning the purchase and sale of shares agreement (Note 2 (a)), which produced an adjustment to the market value of (R$ 1,761,964 thousand). The effect of these operations, recorded in the caption derivative financial instruments, was an expense of R$ 355,810 thousand. In July 01, 2016, the hedge was settled.

Standardized and “Continuous Use” Derivatives

Organization’s Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among

Bradesco 63

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section we present the evolution of financial exposure, the VaR calculated using the internal  model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair value)

	R$ thousand
	December 31
Risk Factors	2016		2015
	Assets	Liabilities	Assets	Liabilities
Fixed rate	33,026,609	13,806,553	48,582,147	3,260,337
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	330,819	404,612	3,385,148	3,225,568
Forex Coupon	997,507	878,284	1,577,228	1,429,773
Foreign Currency	1,005,349	1,024,526	12,304,611	12,257,907
Sovereign / Eurobonds and Treasuries	2,301,628	906,361	10,907,639	6,095,598
Other	218,421	-	320,877	3,264
Total	37,880,333	17,020,336	77,077,650	26,272,447

VaR Internal Model –Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects in end of 2016 was R$ 22,748 thousand, with the prefixed risk as the largest participation of the portfolio.

Risk Factors	R$ thousand
	December 31
	2016	2015
Fixed rate	20,704	16,514
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	416	524
Forex Coupon	64	1,117
Foreign Currency	224	937
Sovereign/Eurobonds and Treasuries	3,230	6,468
Others	2	30
Correlation / Diversification Effect	(1,892)	(7,574)
VaR at the end of the year	22,748	18,016

Average VaR in the year	19,910	21,450
Minimum VaR in the year	9,408	4,878
Maximum VaR in the year	36,726	64,538

 Note: 1-day VaR and net of tax effects.

VaR Internal Model – Regulatory Portfolio

The capital is calculated based on the Regulatory Portfolio, which comprises the Trading Portfolio and the Foreign Exchange Exposure and the Commodities Exposure of the Banking Portfolio, through the use of the normal delta VaR model. In addition, the historical simulation and the Delta–Gama–Vega models are applied to measure all risk factors to an options portfolio, whichever is the

    64     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

most conservative. In this model, risk value is extrapolated to the regulatory horizon(1) (at least ten days) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

	R$ mil
	December 31
Risk Factors	2016		2015
	VaR	Stressed	VaR	Stressed
Interest rate	70,231	149,043	55,695	110,807
Exchange rate	12,966	27,713	48,914	70,643
Commodity price (Commodities)	12	29	3,099	7,209
Correlation / Diversification Effect	(1,872)	(8,296)	(17,398)	(10,732)
VaR at the end of the year	81,337	168,489	90,310	177,927

Average VaR in the year	70,249	179,169	100,250	179,591
Minimum VaR in the year	38,810	83,230	26,434	72,814
Maximum VaR in the year	131,105	247,814	312,386	378,198

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Brazilian Central Bank Circular Letters nos 3,646/13 and 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and the multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetic P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Organization, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

Daily hypothetical and effective P&L over the last 250 business days surpassed their respective VaR three and two times, with a confidence level of 99%.

According to the document published by the Basel Committee on Banking Supervision(2), exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

(1) The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Brazilian Central Bank, is adopted.

(2)Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements (January 1996).

Bradesco 65

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$ 198,274 thousand in 2016 (2015 – R$ 190,301 thousand), and the maximum estimated loss in the year of 2016 would be R$ 371,395 thousand (2015 – R$ 397,795 thousand).

	R$ thousand
	December 31
	2016	2015
At the end of the year	338,004	184,312
Average in the year	198,274	190,301
Minimum in the year	87,152	54,060
Maximum in the year	371,395	397,795

Note: Values net of tax effects.

Sensitivity Analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule no 475/08.

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.25 a scenario of R$ 3.28 was used, while for a 1-year fixed interest rate of 11.54%, a 11.55 % scenario was applied;

Scenario 2: 25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.25 a scenario of R$ 4.06 was used, while for a 1-year fixed interest rate of 11.54%, a 14.42% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 3.25 a scenario of R$ 4.87 was used, while for a 1-year fixed interest rate of 11.54%, a 17.30% scenario was applied; The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions hange continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

    66     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		December 31, 2016			December 31, 2015
		Scenario			Scenario
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(1,074)	(293,350)	(568,367)	(867)	(321,946)	(627,934)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(26)	(3,723)	(7,174)	(53)	(8,834)	(16,217)
Forex Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(2)	(224)	(437)	(30)	(1,312)	(2,592)
Foreign Currency	Exposures subject to the FX variation	(106)	(2,649)	(5,297)	(276)	(6,898)	(13,796)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,464)	(11,649)	(24,751)	(530)	(7,281)	(14,747)
Others	Exposures that do not match the previous definitions	-	(19)	(39)	-	(2)	(3)
Total without correlation		(2,672)	(311,614)	(606,065)	(1,756)	(346,273)	(675,289)
Total with correlation		(2,058)	(295,900)	(574,058)	(1,357)	(333,171)	(649,489)

(1)      Values net of taxes.

Bradesco 67

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Presented below, the Sensitivity Analysis – Trading and Banking Portfolio.

Sensitivity Analysis – Trading and Banking Portfolio

		R$ thousand
		Trading & Banking Portfolios (1)
		December 31, 2016			December 31, 2015
			Scenario			Scenario
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(8,994)	(2,466,388)	(4,786,687)	(5,027)	(1,920,630)	(3,739,629)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(9,255)	(1,224,208)	(2,264,187)	(7,930)	(1,395,457)	(2,613,957)
Forex Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(455)	(49,446)	(93,726)	(581)	(81,873)	(150,673)
Foreign Currency	Exposures subject to the FX variation	(867)	(21,663)	(43,327)	(5,054)	(132,492)	(264,983)
Equities	Exposures subject to the variation of share prices	(14,817)	(370,420)	(740,841)	(12,054)	(301,354)	(602,707)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,786)	(15,940)	(32,801)	(1,260)	(51,310)	(101,025)
Others	Exposures that do not match the previous definitions	(1)	(28)	(55)	(454)	(11,353)	(22,706)
Total without correlation		(36,175)	(4,148,093)	(7,961,624)	(32,360)	(3,894,469)	(7,495,680)
Total with correlation		(26,893)	(3,691,157)	(7,090,253)	(17,879)	(3,218,376)	(6,181,241)

(1)    Values net of taxes.

    68     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.3.  Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process for Liquidity Risk

The management of liquidity risk is a group-wide process. This process involves several areas with specific responsibilities. The measurement and control of liquidity risk are conducted in a centralized and independent manner, including the daily monitoring of available funds, the compliance with the minimum liquidity level and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to set out the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. The policy and controls established fully comply with National Monetary Council Resolution 4,090/12.

As part of the criteria and procedures approved, the Organization establishes the minimum daily liquidity reserve and the types of assets eligible to be included in the available resources. It also establishes the instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case.

Control and Monitoring

The liquidity risk management process is conducted by Bradesco’s Treasury Department based on the positions provided by the back-office area, which is responsible for providing the necessary information to the management and for monitoring the compliance with the limits established. The Integrated Risk Control Department is responsible for the methodology for measuring the minimum liquidity reserve, controlling the limits established according to currency and type of company (including non-financial firms), reviewing the policies, rules, criteria and procedures, and conducting studies for new recommendations.

Liquidity risk is monitored daily by the business and control areas and at the meetings of the Treasury Asset and Liability Management Executive Committee, which manages liquidity reserves, with term and currency mismatches. Monitoring is also handled by the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

In addition to the controlling and monitoring internal methodology, in October 2015 the Organization began to measure and report to BCB the Short-Term Liquidity indicator (LCR), as provided by National Monetary Council Resolution 4,401/15 of BCB Circular Letter 3,749/15.

LCR - Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is designed to ensure that the Organization maintains a sufficient level of liquid assets to cover liquidity needs in an eventual stress scenario. The LCR is the ratio between the stock of High Quality Liquid Assets (HQLA) and total net cash outflow,

Bradesco 69

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

calculated based on a generic stress scenario. The formula below shows the main components of the indicator:

In accordance with the LCR implantation schedule, the level of the ratio between high quality liquid assets and total net cash outflows must comply with the following schedule:

Year	2016	2017	2018	As of 2019
% Required	70%	80%	90%	100%

The stress scenarios parameterization was conducted by the Regulator to capture idiosyncratic and market shocks, considering the period of thirty days. The items below show some of the shocks included in the methodology:

• the partial loss of retail and uncollateralized wholesale funding, as well as short-term funding capacity;

• the additional outflow of funds, contractually foreseen, due to the downgrading of the institution’s credit rating by up to three levels, including eventual additional collateral requirements;

• an increase in the volatility of factors that impact collateral quality or the potential future exposure of derivative positions, resulting in the application of larger collateral discounts or a call for additional collateral or in other liquidity requirements;

• withdrawals of higher than expected amounts from credit/liquidity lines granted; and

• the potential need to repurchase debt or honor non-contractual obligations in order to mitigate reputational risk.

High Quality Liquid Assets (HQLA)

HQLA are assets that maintain their market liquidity in periods of stress and that meet the minimum requirements established by the Brazilian Central Bank, such as, among others, being free of any legal impediment or restriction; suffering little or no loss in market value when converted into cash; having a low credit risk; easy and accurate pricing; and being traded in an active and important market, with little difference between the purchase and sale price, high traded volume and a large number of participants. These assets are subject to weighting factors which may reduce their value, for example in accordance with the risk rating of their issuer or the historic variation in their market price, among other requirements.

Cash Outflows and Inflows

Cash outflows are the result of a reduction in deposits and funding; the maturity of securities issued; scheduled contractual obligations for the next 30 days; margin adjustments and calls in derivative operations; the utilization/withdrawal of credit and liquidity lines granted by the Bank; and contingent cash outflows.

Cash inflows for the next thirty days correspond to the expected receipt of loans and financings; deposits; securities; and margin adjustments and easing in derivative operations.

    70     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the average LCR Prudential Conglomerate (1):

R$ thousand
Informatio on the Liquidity Coverage Ratio (LCR)
		December 31,
		2016
		Average Amount (2)	Weighted Average Amount (3)
Number of Line	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)	-	146,652,484
Number of Line	Cash Outlows
2	Ratail funding:	227,352,567	16,702,571
3	Stable funding	140,847,861	4,225,436
4	Less stable funding	86,504,706	12,477,135
5	Non-collateralized wholesale funding:	102,652,196	49,853,686
6	Operating deposits (all counterparties) and affiliated cooperative deposits	6,226,398	192,711
7	Non-operating deposits (all counterparties)	95,809,211	49,044,388
8	Other non-collateralized wholesale funding	616,587	616,587
9	Collateralized wholesale funding	-	5,508,725
10	Additional requirements:	99,952,624	15,328,909
11	Related to exposure to derivatives and other collateral requirements	16,283,688	9,017,294
12	Related to funding losses through the issue of debt instruments	33,682	6,332
13	Related to lines of credit and liquidity	83,635,254	6,305,283
14	Other contractual obligations	29,749,147	29,749,147
15	Other contingent obligations	156,190,246	5,581,011
16	Total cash outflows	-	123,024,048
Number of Line	Cash Inflows
17	Collateralized loans	189,610,077	937,935
18	Outstanding loans whose payments are fully up-to-date	37,529,539	24,090,950
19	Other cash inflows	21,079,562	17,347,511
20	Total cash inflows	248,219,178	42,376,396
			Total Adjusted Amount [4]
21	Total HQLA		146,652,484
22	Total net cash outflow		80,647,652
23	LCR (%)[5]		181.8%

1)     For regulatory compliance purposes, the Prudential Conglomerate includes financial and similar companies;

2)     Total balance of cash inflow/outlow item;

3)     Total balance of cash inflow/outlow item after application of weighting factors;

4)     Total balance of cash inflow/outlow item after application of weighting factors and limits; and

5)      Calculated based on the simple average of the fourth quarter 2016 (3 observations).

The amount of net assets (HQLA) consists, in addition to the compulsory returns and reserves at the Brazilian Central Bank, mainly by federal government securities. These net assets resulted in R$ 146,652,484 thousand, the average of the year of 2016.

Related to the cash outflows, based on the regulatory stress scenario (item 16), about 54.0% are redemptions and non-renewals retail and wholesale funding without collateral (unsecured), as shown in item 2 and 5 of the table

Another relevant group refers to the item "Other contractual obligations" (item 14), which mainly includes the output streams of onlending operations, credit cards and trade finance.

Regarding cash inflows, corresponding to R$ 42,376,396 thousand in the middle of the year, the

Bradesco 71

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

proceeds of loans (partial renewal) stand out, the inflows of Trade Finance operations, cash and redemptions of securities in addition to the inflow of transfer and credit card operations.

Internal Communication

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to Management. This process includes the use of several analysis instruments to monitor liquidity, such as:

•       Daily distribution of liquidity control instruments;

•       Automatic intra-day update of the liquidity reports for appropriate management by the Treasury Department;

•       Preparation of reports with past behavior and future simulations based on scenarios;

•       Daily verification of compliance with minimum liquidity levels; and

•       Weekly reports to the Board of Executive Officers, showing the behavior and expectations related to the liquidity situation.

The liquidity risk management process also has an alert system that selects the appropriate reporting level according to the percentage of the established limit utilized. Thus, the lower the volume available resources concerning the minimum reserve of liquidity for stressful situations, the higher the number and echelon of Senior Management members who receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	December 31, 2016
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	166,104,038	18,369,626	67,893,343	57,316,125	6,602,647	316,285,779
Deposits from customers	137,186,325	9,655,017	16,460,997	87,377,222	103,507	250,783,068
Funds from securities issued	10,239,074	11,971,886	78,896,618	91,190,406	1,850,999	194,148,983
Subordinated debt	439,974	2,268,618	11,958,373	24,756,298	32,110,903	71,534,166
Other financial liabilities (1)	41,547,649	9,025,726	2,516,140	3,837,647	4,663,580	61,590,742
Total liabilities	355,517,060	51,290,873	177,725,471	264,477,698	45,331,636	894,342,738

    72     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2015
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	150,331,118	20,291,509	71,326,932	65,961,025	7,919,945	315,830,529
Deposits from customers	130,723,632	5,248,961	17,115,696	56,442,974	-	209,531,263
Funds from securities issued	5,656,769	5,745,925	44,293,275	91,813,081	1,362,297	148,871,347
Subordinated debt	1,326	393	220,054	34,278,197	28,955,215	63,455,185
Other financial liabilities (1)	33,004,342	2,704,788	6,198,291	3,669,150	4,593,310	50,169,881
Total liabilities	319,717,187	33,991,576	139,154,248	252,164,427	42,830,767	787,858,205

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance leasing and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted contractual cash flows of the to financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

The gross cash outflows presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability.

In the Organization, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•       Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•       Interest rate derivatives – interest rate swaps, foward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

Bradesco 73

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2016
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	1,426,666	183,769	546,569	8,695,486	169,285	11,021,775
Non-deliverable forwards	1,772,919	264,887	542,923	158,670	547	2,739,946
• Purchased	212,953	256,669	534,800	150,289	547	1,155,258
• Sold	1,559,966	8,218	8,123	8,381	-	1,584,688
Premiums of options	150,945	28,342	40,154	43,217	-	262,658
Adjustment payables - future	19,164	-	-	-	-	19,164
Total of derivative liabilities	3,369,694	476,998	1,129,646	8,897,373	169,832	14,043,543

	R$ thousand
	December 31, 2015
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	6,095,945	590,439	1,212,280	7,920,786	456,162	16,275,612
Non-deliverable forwards	2,737,511	195,041	378,029	36,575	-	3,347,156
• Purchased	18,744	14,313	13,738	708	-	47,503
• Sold	2,718,767	180,728	364,291	35,867	-	3,299,653
Premiums of options	11,614	31,967	55,803	21,551	-	120,935
Adjustment payables - future	20,614	-	-	-	-	20,614
Total of derivative liabilities	8,865,684	817,447	1,646,112	7,978,912	456,162	19,764,317

    74     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	December 31, 2016
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	72,554,651	-	-	-	-	-	72,554,651
Financial assets held for trading	18,475,080	6,768,610	9,759,221	134,589,655	35,837,056	7,710,224	213,139,846
Financial assets available for sale	5,629,209	2,127,660	4,149,003	60,251,675	31,143,446	9,817,561	113,118,554
Investments held to maturity	-	-	-	12,932,440	30,069,588	-	43,002,028
Financial assets pledged as collateral	83,646,950	3,394,834	1,904,827	48,753,065	17,586,901	-	155,286,577
Loans and advances to banks	88,759,292	2,545,217	2,120,712	1,398,574	14,341	-	94,838,136
Loans and advances to customers	58,151,213	87,409,338	54,879,049	125,744,273	41,119,161	-	367,303,034
Other financial assets (1)	25,657,932	633,472	287,442	10,384,379	2,207,966	-	39,171,191
Total financial assets	352,874,327	102,879,131	73,100,254	394,054,061	157,978,459	17,527,785	1,098,414,017

Liabilities
Deposits from banks	162,977,360	63,417,792	19,850,717	50,045,413	5,371,400	-	301,662,682
Deposits from customers (2)	137,252,829	15,331,311	9,457,530	70,641,804	64,455	-	232,747,929
Financial liabilities held for trading	12,428,599	534,525	279,662	192,649	243	-	13,435,678
Funds from securities issued	7,295,059	45,280,096	40,140,968	57,237,747	1,148,068	-	151,101,938
Subordinated debt	426,665	3,904,856	7,068,023	21,554,158	19,657,362	-	52,611,064
Insurance technical provisions and pension plans (2)	182,739,608	3,342,339	1,306,760	28,451,293	-	-	215,840,000
Other financial liabilities (3)	41,547,649	9,025,726	2,516,140	3,837,647	4,663,580	-	61,590,742
Total financial liabilities	544,667,769	140,836,645	80,619,800	231,960,711	30,905,108	-	1,028,990,033

Bradesco 75

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2015
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	72,091,764	-	-	-	-	-	72,091,764
Financial assets held for trading	3,612,532	44,910,148	65,668,238	17,239,116	5,845,695	22,347,720	159,623,449
Financial assets available for sale	15,492,144	14,989,348	14,699,465	37,119,401	26,071,346	9,323,746	117,695,450
Investments held to maturity	1,614	310	1,080	4,692,585	35,307,971	-	40,003,560
Financial assets pledged as collateral	117,735,013	4,664,281	535,117	7,948,870	13,606,640	-	144,489,921
Loans and advances to banks	25,966,200	5,125,023	2,631,802	1,893,758	3,627	-	35,620,410
Loans and advances to customers	48,849,077	81,615,491	49,906,092	128,028,009	36,469,795	-	344,868,464
Other financial assets (1)	21,155,622	359,485	377,601	9,690,087	1,246,693	-	32,829,488
Total financial assets	304,903,966	151,664,086	133,819,395	206,611,826	118,551,767	31,671,466	947,222,506

Liabilities
Deposits from banks	149,715,213	65,563,266	20,681,344	51,391,187	6,552,381	-	293,903,391
Deposits from customers (2)	130,851,646	11,850,391	9,485,648	42,322,415	-	-	194,510,100
Financial liabilities held for trading	18,666,928	381,846	198,067	98,888	-	-	19,345,729
Funds from securities issued	4,620,768	20,161,644	28,486,433	55,534,303	1,046,899	-	109,850,047
Subordinated debt	275,151	3,078	189,632	26,809,456	23,005,619	-	50,282,936
Insurance technical provisions and pension plans (2)	141,710,109	2,787,753	940,009	25,503,069	-	-	170,940,940
Other financial liabilities (3)	33,004,342	6,707,561	2,195,518	3,669,150	4,593,310	-	50,169,881
Total financial liabilities	478,844,157	107,455,539	62,176,651	205,328,468	35,198,209	-	889,003,024

(1)          Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2)          Demand and savings deposits and insurance technical provisions and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3)          Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance leasing and capitalization bonds.

    76     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, on the reporting date:

	R$ thousand
	December 31, 2016
	Current	Non-current	Total
Assets
Total financial assets	528,853,712	569,560,305	1,098,414,017
Non-current assets held for sale	1,578,966	-	1,578,966
Investments in associated companies	-	7,002,778	7,002,778
Property and equipment	-	8,397,116	8,397,116
Intangible assets and goodwill	-	15,797,526	15,797,526
Taxes to be offset	3,114,609	4,608,602	7,723,211
Deferred income tax assets	-	45,116,863	45,116,863
Other assets	5,278,675	2,720,504	7,999,179
Total non-financial assets	9,972,250	83,643,389	93,615,639
Total assets	538,825,962	653,203,694	1,192,029,656

Liabilities
Total financial liabilities	766,124,214	262,865,819	1,028,990,033
Other provisions	4,293,374	13,999,035	18,292,409
Current income tax liabilities	2,130,286	-	2,130,286
Deferred income tax liabilities	36,943	1,726,005	1,762,948
Other liabilities	34,917,264	457,509	35,374,773
Total non-financial liabilities	41,377,867	16,182,549	57,560,416
Total equity	-	105,479,207	105,479,207
Total liabilities and equity	807,502,081	384,527,575	1,192,029,656

	R$ thousand
	December 31, 2015
	Current	Non-current	Total
Assets
Total financial assets	477,347,690	469,874,816	947,222,506
Non-current assets held for sale	1,247,106	-	1,247,106
Investments in associated companies	-	5,815,325	5,815,325
Property and equipment	-	5,504,435	5,504,435
Intangible assets and goodwill	-	7,409,635	7,409,635
Taxes to be offset	2,497,111	4,320,316	6,817,427
Deferred income tax assets	-	45,397,879	45,397,879
Other assets	4,896,521	2,392,688	7,289,209
Total non-financial assets	8,640,738	70,840,278	79,481,016
Total assets	485,988,428	540,715,094	1,026,703,522

Liabilities
Total financial liabilities	648,476,347	240,526,677	889,003,024
Other provisions	1,199,443	14,164,874	15,364,317
Current income tax liabilities	2,781,104	-	2,781,104
Deferred income tax liabilities	-	772,138	772,138
Other liabilities	27,197,846	670,331	27,868,177
Total non-financial liabilities	31,178,393	15,607,343	46,785,736
Total equity	-	90,914,762	90,914,762
Total liabilities and equity	679,654,740	347,048,782	1,026,703,522

Bradesco 77

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.4.  Fair value of financial assets and liabilities

The Organization applies IFRS 13 for financial instruments measured in the consolidated statement of financial position at fair value, which requires disclosure of fair-value measurements according to the following fair-value hierarchy of fair value measurement:

•       Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•       Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•       Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

To fair value securities which have no consistent, regulatory updated, public price source,  Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of marked-to-market assets, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its level 3 assets and liabilities.

    78     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

R$ thousand

	December 31, 2016
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	157,346,640	3,756,680	79	161,103,399
Corporate debt and marketable equity securities	3,740,235	6,356,302	287,145	10,383,682
Bank debt securities	470,676	18,129,451	-	18,600,127
Mutual funds	4,295,403	8,378	-	4,303,781
Foreign governments securities	635,390	-	-	635,390
Brazilian sovereign bonds	1,358,025	-	-	1,358,025
Financial assets held for trading	167,846,369	28,250,811	287,224	196,384,404
Derivative financial instruments (assets)	26,632	16,728,802	8	16,755,442
Derivative financial instruments (liabilities)	-	(13,427,053)	(8,625)	(13,435,678)
Derivatives	26,632	3,301,749	(8,617)	3,319,764
Brazilian government securities	59,149,326	-	48,702	59,198,028
Corporate debt securities	2,470,652	38,431,230	1,240,826	42,142,708
Bank debt securities	1,063,157	495,886	-	1,559,043
Brazilian sovereign bonds	401,214	-	-	401,214
Marketable equity securities and other stocks	3,387,158	2,706,578	3,723,825	9,817,561
Financial assets available for sale	66,471,507	41,633,694	5,013,353	113,118,554
Brazilian government securities	61,812,995	-	-	61,812,995
Corporate debt securities	3,899,878	-	-	3,899,878
Bank debt securities	4,742,273	-	-	4,742,273
Brazilian sovereign bonds	102,841	-	-	102,841
Financial assets pledged as collateral	70,557,987	-	-	70,557,987
Total	304,902,495	73,186,254	5,291,960	383,380,709

R$ thousand

	December 31, 2015
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	91,024,831	2,808,135	150	93,833,116
Corporate debt and marketable equity securities	2,726	7,462,571	209,060	7,674,357
Bank debt securities	602,526	14,720,225	-	15,322,751
Mutual funds	21,711,385	-	-	21,711,385
Foreign governments securities	784,507	-	-	784,507
Brazilian sovereign bonds	1,426,416	-	-	1,426,416
Financial assets held for trading	115,552,391	24,990,931	209,210	140,752,532
Derivative financial instruments (assets)	77,357	18,793,525	35	18,870,917
Derivative financial instruments (liabilities)	-	(19,325,312)	(20,417)	(19,345,729)
Derivatives	77,357	(531,787)	(20,382)	(474,812)
Brazilian government securities	66,150,482	-	65,370	66,215,852
Corporate debt securities	4,460,456	29,657,956	1,643,401	35,761,813
Bank debt securities	3,449,165	1,193,879	-	4,643,044
Brazilian sovereign bonds	4,791	-	-	4,791
Foreign governments securities	1,746,204	-	-	1,746,204
Marketable equity securities and other stocks	2,293,172	2,654,155	4,376,419	9,323,746
Financial assets available for sale	78,104,270	33,505,990	6,085,190	117,695,450
Brazilian government securities	29,158,113	-	-	29,158,113
Corporate debt securities	2,488,929	-	-	2,488,929
Bank debt securities	1,817,967	-	-	1,817,967
Financial assets pledged as collateral	33,465,009	-	-	33,465,009
Total	227,199,027	57,965,134	6,274,018	291,438,179

Bradesco 79

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Derivative Assets and Liabilities

The Organization´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from BM&FBovespa (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those that are not are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps which have corporate debt securities as underlyings.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2016 and 2015:

	R$ thousand
	Financial assets held for trading	Financial assets available for sale	Derivatives	Total
Balance on December 31, 2014	8,075,941	40,903,977	-	48,979,918
Included in the statement of income and other comprehensive income	451,287	2,494,337	-	2,945,624
Acquisitions	1,101,585	7,469,980	(20,382)	8,551,183
Sale	(2,387,864)	(5,340,777)	-	(7,728,641)
Transfer levels	(7,031,739)	(27,023,324)	-	(34,055,063)
Transfer to investments held to maturity	-	(12,419,003)	-	(12,419,003)
Balance on December 31, 2015	209,210	6,085,190	(20,382)	6,274,018
Included in the statement of income and other comprehensive income	13,155	(1,174,225)	-	(1,161,070)
Acquisitions	3,833	2,178,445	11,793	2,194,071
Sale	(7,633)	(445,173)	(28)	(452,834)
Transfer with categories	274,001	(274,001)	-	-
Transfer levels	(205,341)	(1,356,884)	-	(1,562,225)
Balance on December 31, 2016	287,224	5,013,353	(8,617)	5,291,960

In 2016, there was a transfer of securities from Level 3 to other levels of classification, mainly for  level 2 in the amount R$ 1,562,225 thousand (2015 - R$ 34,055,063 thousand). The transfer refers, basically, to Corporate debt securities, which were based on the fair value obtained from internal pricing models, mainly customer internal rating, began to be calculated based on observable

    80     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

market data (Anbima’s credit curve). In 2015, R$ 12,419,003 thousand were reclassified Certificates of real estate receivables from category “Financial assets available for sale” to the category “Investments held to maturity”, due to the change of intention of the Management.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2016, 2015 and 2014:

	R$ thousand
	Year ended December 31, 2016
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total
Interest and similar income	16,518	207,164	-	223,682
Net trading gains/(losses) realized and unrealized	(3,363)	(1,381,389)	-	(1,384,752)
Total	13,155	(1,174,225)	-	(1,161,070)

	R$ thousand
	Year ended December 31, 2015
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total
Interest and similar income	440,791	1,399,443	-	1,840,234
Net trading gains/(losses) realized and unrealized	10,496	1,094,894	-	1,105,390
Total	451,287	2,494,337	-	2,945,624

	R$ thousand
	Year ended December 31, 2014
	Financial assets held for trading	Financial assets available for sale	Financial assets pledged as collateral	Total
Interest and similar income	1,169,354	3,719,015	244,964	5,133,333
Net trading gains/(losses) realized and unrealized	13,365	(541,231)	81,980	(445,886)
Total	1,182,719	3,177,784	326,944	4,687,447

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2016, 2015 and 2014:

	R$ thousand
	Year ended December 31, 2016
	Financial assets held for trading	Financial assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	(3,363)	-	(3,363)
Total	(3,363)	-	(3,363)

Bradesco 81

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2015
	Financial assets held for trading	Financial assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	9,420	-	9,420
Total	9,420	-	9,420

	R$ thousand
	Year ended December 31, 2014
	Financial assets held for trading	Financial assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	(32,104)	79,710	47,606
Total	(32,104)	79,710	47,606

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	December 31, 2016
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	(1)	(271)	(476)	(26)	(6,205)	(11,088)
Price indices	-	-	-	(8)	(1,047)	(1,953)
Equities	-	-	-	(19,481)	(487,018)	(974,037)

(1)Values net of taxes.

	R$ thousand
	December 31, 2015
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	-	(1)	(3)	(16)	(4,228)	(7,399)
Price indices	(69)	(10,986)	(20,489)	(350)	(58,074)	(107,165)
Equities	-	-	-	(24,141)	(603,532)	(1,207,063)

(1)    Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.25 a scenario of R$ 3.28 was used, while for a 1-year fixed interest rate of 11.54%, a 11.55% scenario was applied;

Scenario 2: 25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.25 a scenario of R$ 4.06 was used, while for a 1-year fixed interest rate of 11.54%, a 14.42% scenario was applied. The scenarios for other risk factors also had 25% stresses in the respective curves or prices; and

Scenario 3: 50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 3.25 a scenario of R$ 4.87 was used, while for a 1-year

    82     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

fixed interest rate of 11.54%, a 17.30% scenario was applied; The scenarios for other risk factors also had 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

R$ thousand

	December 31, 2016
	Fair Value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets pledged as collateral
1. Securities purchased under agreements to resell	-	84,728,590	-	84,728,590	84,728,590
Held to maturity	32,875,426	11,379,323	-	44,254,749	43,002,028
Loans and receivables
2. Banks (1)	-	94,838,136	-	94,838,136	94,838,136
Customers (1)	-	-	362,156,027	362,156,027	367,303,034

Financial liabilities
Deposits from banks	-	-	301,497,406	301,497,406	301,662,682
Deposits from customers	-	-	232,224,796	232,224,796	232,747,929
Funds from securities issued	-	-	151,622,981	151,622,981	151,101,938
Subordinated debt	-	-	53,436,792	53,436,792	52,611,064

R$ thousand

	December 31, 2015
	Fair Value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets pledged as collateral
• Securities purchased under agreements to resell	-	111,024,912	-	111,024,912	111,024,912
Held to maturity	27,387,974	-	11,226,056	38,614,030	40,003,560
Loans and receivables
• Banks (1)	-	35,620,410	-	35,620,410	35,620,410
• Customers (1)	-	-	340,574,061	340,574,061	344,868,464

Financial liabilities
Deposits from banks	-	-	293,242,911	293,242,911	293,903,391
Deposits from customers	-	-	193,919,119	193,919,119	194,510,100
Funds from securities issued	-	-	110,005,449	110,005,449	109,850,047
Subordinated debt	-	-	49,752,718	49,752,718	50,282,936

                  (1)  Amounts of loans and receivables are presented net of the provision for impairment losses.

Bradesco 83

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below we list the methodologies used to determine the fair values presented above:

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Held to maturity

Investments held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2(f). See Note 22 for further details regarding the amortized cost and fair values of held-to-maturity securities.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.5.  Capital management

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Organization's strategic goals and face the risks inherent to its activities. It includes the preparation of the capital plan, identifying the contingency actions to be considered in stress scenarios.

In line with the strategic guidelines, the Organization manages capital, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors.

    84     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The governance structure for the capital management and the Internal Capital Adequacy Assessment Process (ICAAP) is composed by Committees and its highest level body is the Board of Directors. The most important is the Planning, Budget and Control Department, whose mission is to provide the efficient and effective management of the business through strategic management and planning, supporting the Top Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels. The Department is responsible for complying with the provisions of Brazilian Central Bank regarding capital management activities.

Capital Adequacy

This process is followed up daily to ensure that the Organization maintains a solid capital base to support its operations and to cover the risks incurred, either in normal situations or in extreme market conditions, besides complying with regulatory requirements.

According to the Central Bank, financial institutions are required to permanently maintain capital and additional Common Equity Tier I compatible with the risks from their activities, represented by Risk-Weighted Asset (RWA), which is calculated based on, at least, the sum of Credit, market and operational risk installments.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk), calculated using the EVE (Economic Value Equity) method.

Bradesco 85

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity (PR)

Following is the detailed information on the Organization's Capital, in compliance with the Prudential Conglomerate (1):

Calculation basis – Capital Adequacy Ratio (1)	R$ thousand
	Basel III
	December 31
	2016	2015
	Prudential
Tier I capital	78,762,886	77,506,951
Common Equity tier I	73,747,016	77,506,951
Shareholders’ equity	100,442,413	88,906,644
Minority / Other	60,615	-
Prudential adjustments (1)(2)	26,756,012	(11,399,693)
Additional Capital (3)	5,015,870	-
Tier II capital	22,363,950	25,318,399
Subordinated debt	22,363,950	25,318,399
Capital (a)	101,126,836	102,825,350

- Credit risk	589,977,243	556,440,558
- Market risk	15,767,767	18,670,132
- Operational risk	50,443,507	37,106,557
Risk-weighted assets – RWA (b)	656,188,517	612,217,247
Banking Book's Interest Rate Risk	4,142,339	3,701,899
Margin (Capital Buffer) (4)	28,084,702	35,481,453
Capital adequacy ratio (a / b)	15.4%	16.8%
Tier I capital	12.0%	12.7%
- Common equity	11.2%	12.7%
- Additional Capital	0.8%	-
Tier II capital	3.4%	4.1%

(1)  As per January 2016, the factor applied to prudential adjustments went from 40% to 60%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of National Monetary Council Resolution no 4,192/13;

(2)  In 2016, it includes the effects of goodwill generated in the acquisition of HSBC Brasil;

(3)  In November 2016, Brazilian Central Bank authorized the use of Subordinated Letters of Credit to compose the Additional Capital – Tier I; and

(4)  Real Margin = Lower (PR - PRE - Rban; PR Level I - PRE Level I - Rban; PR Main - PRE Main - Rban) - Conservation Capital.

    86     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Prudential Conglomerate, regulatory approach:

RWA	R$ thousand
	December 31
	2016	2015
	Prudential
Credit risk	589,977,243	556,440,558
Risk Weight of 0%	-	-
Risk Weight of 2%	271,970	328,283
Risk Weight of 20%	10,725,736	4,518,512
Risk Weight of 35%	9,114,590	6,008,247
Risk Weight of 50%	32,434,787	10,078,977
Risk Weight of 75%	117,017,519	119,281,405
Risk Weight of 85%	144,006,730	132,933,131
Risk Weight of 100%	239,369,280	243,218,248
Risk Weight of 250%	27,655,131	29,065,106
Risk Weight of 300%	6,825,567	10,715,057
Risk Weight up to 1,250%	2,555,933	293,592
Market Risk (1)	15,767,767	18,670,132
Fixed-rate in Reais	10,537,134	10,701,612
Foreign Currency Coupon	7,028,051	3,479,394
Price Index Coupon	342,400	355,282
Interest Rate Coupon	13,499	-
Equities	67,392	876
Commodities	32,466	559,358
Exposure to Gold, Foreign Currencies and Exchange	4,194,380	7,850,246
Operational Risk	50,443,507	37,106,557
Corporate Finance	1,380,459	1,058,528
Trading and Sales	2,866,659	3,452,346
Retail	8,349,268	6,627,621
Commercial	20,699,277	14,447,459
Payment and Settlement	10,143,694	7,806,207
Financial Agent Services	3,465,556	2,365,768
Asset Management	3,392,327	1,250,498
Retail Brokerage	146,266	98,130
Total Risk Weighted Assets	656,188,517	612,217,247
Total Capital Requirement	64,798,616	67,343,897
Banking Portfolio's Interest Rate Risk	4,142,339	3,701,899

(1)     To calculate the portion concerning Market Risk, capital requirements will be the greater between of the amount determined using the internal model and 80% of the standard model, according to Brazilian Central Bank Circular Letter 3.646/13.

Bradesco 87

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Capital Sufficiency

The management of capital is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which we operate.

The Organization’s capital management aims to ensure, in a permanently way, a capital solid composition to support the development in its activities and ensure appropriate coverage of all risks involved. The Organization maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to the leading practices and regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Organization considers it comfortable to maintain a Tier I Capital margin of at least 25% in relation to the minimum capital requirements in the medium and long term, pursuant to the schedule established by the Brazilian Central Bank for the full adoption of Basel III guidelines.

The Organization’s regulatory capital sufficiency can be seen by calculating the capital adequacy ratio which in this period was 15.4%, of which 12.0% and 11.2% was Tier I and Common Equity Tier I respectively. In terms of margin, the amount totaled R$ 28,084,702 thousand, which would allow for an increase of up to R$ 356,631,140 thousand in loan operations (Retail).

Since January 2015, according to the National Monetary Council’s Resolution nº 4,192/13 which deals with the methodology for calculating the ratios of Common Equity Tier 1, Tier 1 and Total Capital, the regulatory scope became the Prudential Conglomerate. From January 2016 the Prudential adjustments rose from 40% to 60% and the use of subordinated debt eligible for capital issued under the previous rules of the Basel III fell from 70% to 60% of the stock of these debts.

Capital Forecast

The capital management area (ICAAP) is responsible for making simulations and projections of the Organization’s capital, in accordance with the strategic guidelines, the impacts arising from variations and trends of the economic and business environment as well as regulatory changes. The results from the projections are submitted to the Top Management, pursuant to the governance established.

The projections present adequate levels of Principal and Level I Capital indices, considering the incorporation of net profits and the increase in prudential adjustments due to the increase of the factors established in Article 11 of National Monetary Council Resolution 4,192/13 for subsequent periods.

Simulation - Basel III

Based on Basel III rules published by Brazilian Central Bank in March and October 2013, which include the definition of capital and the expansion of risk scope and are being gradually implemented up to 2019, below is the simulation based in strategic assumptions for the Prudential Conglomerate, taking into consideration the full compliance with the rules on the reference date of December 2016, i.e., anticipating all the impacts expected throughout the implementation schedule, according to National Monetary Council Resolution nº 4,192/13.

    88     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(1) Published (Schedule 60%);

(2) Effect of the full impact. Including the reserve of Goodwill / Intangible paid for the purchase of HSBC Brasil, net of amortization and the reallocation of resources, through the payment of dividends by the Insurance Group (Grupo Segurador);

(3) Considers the anticipation of the multiplier of installments of market and operational risks, from 9.875% to 8%, in 2019; and the change of the rule for the consolidation of proportional companies, according to Resolution No. 4517/16 of CMN;

(4)Refers to the minimum required, according to BCB’s Circulars No. 3,768 / 15 and 3,769 / 15. It should be noted that the BCB set at 0% the installment of the requirements of countercyclical capital, which may reach up to 2.5% in 2019, and includes 1% about a portion of systemic importance in 2019; and

(5) Considers the possibility of the Management issuing an additional capital by 2018, with market conditions.

3.6.  Insurance risk/subscription risk

Insurance risk is the risk  related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. A component of insurance risk is underwriting risk, which arises from an adverse economic situation not matching the Organization's expectations at the time of drafting its underwriting policy and calculating insurance premiums. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization's estimates.

Underwriting risk is managed by our technical areas. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of our technical areas is the calculation of regulatory capital for these businesses and certifies studies on the pricing of new products.

The management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Uncertainties over estimated future claim payments

The organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion of these claims are accounted for in the provisions for incurred and but not reported claims (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different than the original provision.

Asset and liability management (ALM)

The organization periodically analyzes future cash flows on assets and liabilities held in portfolio

Bradesco 89

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(ALM - Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Organization's future commitments to its participants and insured persons.

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with property insurance

•       Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;

•       Unpredictable claims arising from an isolated risk;

•       Inaccurate pricing or inadequate underwriting of risks;

•       Inadequate reinsurance policies or risk transfer techniques; and

•       Insufficient or excessive technical provisions.

Generally the property insurance underwritten is of short duration.

The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The risks inherent to the main property insurance business lines are summarized as follows:

•       Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle and third-party liability insurance for vehicles; and

•       Business, home and miscellaneous insurance includes, among other things, fire risks (fire, explosion and business interruption), natural hazards (earthquakes, storms and floods), engineering lines (explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

Property insurance risk management

The Organization monitors and evaluates risk exposure and undertakes the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and constitution of technical provisions. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Department has developed mechanisms, e.g. risk grouping by CPF, CNPJ and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

The main risks associated with life-insurance and private-pension plans

Life-insurance and private-pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

    90     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The risks associated with life insurance and private pension plans include:

•       Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

•       Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

•       Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

•       Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life-insurance and private-pension-plan risk management

•       The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by our technical areas;

•       The technical areas have developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

•       Longevity risks are carefully monitored in relation to the most recent data and to the trends in the environments in which the Organization and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The adminstration adopts improvement assumptions in its calculation of technical provisions in order  to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population;

•       Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes;

•       Persistency risk is managed through frequent monitoring of the Organization’s experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve the renewal of policies that expire; and

•       The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

The main risks associated with health insurance

•       Variations in cause, frequency and severity of indemnities of claims compared to expectations;

•       Unforeseen claims resulting from isolated risk;

•       Incorrect pricing or inadequate subscription of risks; and

Bradesco 91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health-insurance risk

•       The Organization monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the technical areas;

•       The technical areas have developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•       Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs;

•       Persistency risk is managed through the frequent management of the Organization’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies; and

•       The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels.

Results of sensitivity analysis - Damages, life and health insurance and Life with Survival and Welfare Coverage and Individual Life Insurance

Some test results are shown below. For each sensibility scenario the impact is shown in the income and shareholders' equity after taxes and contributions, in a reasonable and possible change in just a single factor. We emphasize that the insurance operations are not exposed to significant currency risk.

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

    92     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensibility test for Life Insurance with Survival, Welfare Coverage and Individual Life Insurance was made considering the same bases of the LAT test with variation in the assumptions listed below:

	R$ thousand
	December 31, 2016
	Interest rate	Longevity	Conversion to income
Percentage adjustment to each assumption:	-5%	+0,002%	+ 5%
Tradicional plans (contributing period)	(135,954)	(30,376)	(32,535)
PGBL and VGBL (contributing period)	(10,266)	(1,304)	(15,788)
All plans(retirement benefit period)	(487)	(104)	-
Total	(146,707)	(31,784)	(48,323)

For damages, life and health insurance, except individual life, the table below shows increase in the events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	December 31		December 31
	2016	2015	2016	2015
Auto	(21,205)	(21,917)	(21,205)	(21,917)
RE (Elementary branch)	(10,809)	(8,359)	(9,333)	(6,410)
Life	(28,358)	(21,798)	(28,277)	(21,708)
Health	(89,907)	(80,163)	(89,907)	(80,163)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Bradesco 93

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk concentration

Potential exposures to the concentration of risks are monitored by management reports where the results of the contracts sold by regions and type of insurance. The table below shows risk concentration by type of insurance (except health), based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	December 31
	2016	2015
Auto	3,924,444	3,920,821
RE (Elementary branch)	1,593,662	1,557,301
Tradicional plans	1,499,401	1,498,935
Life insurance	6,354,034	5,280,448
VGBL	28,377,786	24,689,594
PGBL	2,386,631	2,296,243

Credit risk of insurance

Credit risk consists of the possible incurrence of losses associated with non-performance, by the borrower or counterparty, of its financial obligations according to agreed terms, as well as the fall in value of any credit agreement as a result of deterioration in the risk classification of the borrower, and other losses related to any non-performance of financial obligations by the counterparty.

Reinsurance policy

Credit risk is involved in purchasing reinsurance and insurance companies must be conservative and selective when choosing their partners Reinsurers are registered with SUSEP, and classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the executive board, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Organization aims to work within its contractual capacity, thereby avoiding high credit risk.

Practically, the value of premiums transferred in reinsurance is relatively small in relation to total premiums written. However, almost all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the treaty reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in management's judgment, reduces the credit risk.

Managing credit risk

Credit-risk management in the Organization is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures

    94     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

that requires a high level of discipline and control in the analysi of operations to preserve the integrity and independence of processes.

Risk management includes monitoring exposure to credit risk of individual counterparties through their credit ratings determined by risk rating agencies.

As noted above, credit risk is managed at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Organization, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

4)     Estimates and judgments

The Organization makes estimates and judgments that affect the reported amount of assets and liabilities within the next financial year including the assets and liabilities arising from the acquisition of HSBC Brasil. All estimates and judgments required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based on the historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and premises.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant at the management date.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party

Bradesco 95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.4.

Impairment of financial assets available for sale

We determine that financial assets available for sale are impaired when there has been a significant or prolonged decline in the fair value below its cost (see Note 2(f)(viii)(b)). This determination of what is significant or prolonged requires judgment. In making this judgment, the Organization evaluates, among other factors, the volatility in share price, where such variations involve equity securities.

In addition, valuations are obtained through market prices or valuation models that require the use of certain assumptions or judgments to estimate fair value.

Allowance for impairment on loans and advances

Periodically, the Organization reviews its portfolio of loans and advances evaluating the estimated loss for the impairment of its operations.

The determination of the amount of the allowance for impairment, by its nature, requires judgments and uses assumptions regarding the loan portfolio, both on a portfolio basis and on an individual basis. When we review our loan portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements.

Additional factors that can affect our determination of the allowance for impairment include:

•       General economic conditions and conditions in the relevant industry;

•       Past experience with the relevant debtor or industry, including recent loss experience;

•       Credit quality trends;

•       Amounts of loan collateral;

•       The volume, composition and growth of our loan portfolio;

•       The Brazilian government's monetary policy; and

•       Any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration.

The Organization uses models to assist analysis of the loan portfolio and in determining what impairment should be made. It applies statistical loss factors and other risk indicators to loan pools with similar risk characteristics to arrive at an estimate of incurred losses in the portfolio. Although the models are frequently revised and improved, they are by nature dependent on judgment in relation to  the information and estimates. In addition, the volatility of the Brazilian economy is one of the factors that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for impairment may not be indicative of future charge-offs.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) on the

    96     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

allowance. In this assessment an increase in 10% of the PD on December 31, 2016, would have increased the allowance for impairment by R$ 499,214 thousand. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the expectation of defaults have on determining the allowance for loan losses.

The process to determine the level of provision for losses from impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax assets is subject to changes in future tax rates and developments in our strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 17.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(o). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

Contingent liabilities

The Provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing. Contingencies classified as Probable Loss are recorded in the Consolidated Statements of Financial Position under "Other Provisions".

Bradesco 97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

5)     Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, leasing, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following information regarding the segments was prepared based on reports provided to our key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial information, in accordance with the specific procedures established by Article 3 of the National Monetary Council Resolution no 2,723/00, and other provisions of the Accounting Plan of Financial Institutions, and non-financial information measured on different bases. Hence, the segment information demonstrated in the table below was prepared in accordance with the specific procedures established by Article 3 of the National Monetary Council Resolution no 2,723/00, and other provisions of the Accounting Plan of Financial Institutions and the total amounts, which correspond to the consolidated financial statements were demonstrated under IFRS, as issued by IASB.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

    98     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information by operating segment, reviewed by the Organization and corresponding to the years 2016, 2015 and 2014, is shown below:

	R$ thousand
	Year ended December 31, 2016
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	49,156,109	5,374,229	2,132,651	56,662,989
Net fee and commission income	20,696,785	651,482	(1,007,216)	20,341,051
Net gains/(losses) on financial instruments classified as held for trading	14,918,934	1,250,639	233,197	16,402,770
Net gains/(losses) on financial instruments classified as available for sale	(1,417,647)	805,051	(728,804)	(1,341,400)
Net gains/(losses) on foreign currency transactions	150,757	-	-	150,757
Net income from insurance and pension plans	-	4,155,763	-	4,155,763
Other operating income/(loss)	13,652,044	6,211,453	(495,607)	19,367,890
Impairment of loans and advances	(18,829,460)	-	3,479,182	(15,350,278)
Personnel expenses	(15,733,611)	(1,387,935)	117,763	(17,003,783)
Other administrative expenses	(14,979,689)	(1,331,349)	161,475	(16,149,563)
Depreciation and amortization	(3,786,599)	(365,656)	493,842	(3,658,413)
Other operating income/(expenses)	(14,421,152)	243,631	(173,359)	(14,004,162)
Other operating expense	(67,750,511)	(2,841,309)	4,425,621	(66,166,199)
Income before income taxes and equity in the earnings (losses) of investments in associates and joint ventures	15,754,427	9,395,855	5,055,449	30,205,731
Equity in the earnings (losses) of investments in associates and joint ventures	1,538,058	168,691	(7,024)	1,699,725
Income before income taxes	17,292,485	9,564,546	5,048,425	31,905,456
Income tax and social contribution	(7,995,420)	(3,915,822)	(2,001,488)	(13,912,730)
Net income for the year	9,297,065	5,648,724	3,046,937	17,992,726
Attributable to controlling shareholders	9,293,766	5,550,662	3,049,821	17,894,249
Attributable to non-controlling interest	3,299	98,062	(2,884)	98,477
Total assets	921,916,290	266,642,197	3,471,169	1,192,029,656
Investments in associates and joint ventures	5,512,372	1,416,617	73,789	7,002,778
Total liabilities	821,182,152	266,143,979	(775,682)	1,086,550,449

Bradesco 99

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2015
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	46,934,849	5,973,694	2,727,499	55,636,042
Net fee and commission income	19,195,003	1,497,890	(2,872,223)	17,820,670
Net gains/(losses) on financial instruments classified as held for trading	(7,199,397)	(627,343)	(425,315)	(8,252,055)
Net gains/(losses) on financial instruments classified as available for sale	(370,947)	(353,679)	52,816	(671,810)
Net gains/(losses) on foreign currency transactions	(3,523,095)	-	-	(3,523,095)
Net income from insurance and pension plans	-	5,496,147	1,358	5,497,505
Other operating income/(loss)	(11,093,439)	4,515,125	(371,141)	(6,949,455)
Impairment of loans and advances	(16,479,985)	-	1,758,833	(14,721,152)
Personnel expenses	(13,103,515)	(1,217,211)	262,679	(14,058,047)
Other administrative expenses	(13,076,913)	(1,137,706)	492,649	(13,721,970)
Depreciation and amortization	(2,752,946)	(321,462)	132,405	(2,942,003)
Other operating income/(expenses)	(11,726,387)	(963,525)	(298,641)	(12,988,553)
Other operating expense	(57,139,746)	(3,639,904)	2,347,925	(58,431,725)
Income before income taxes and equity in the earnings (losses) of investments in associates and joint ventures	(2,103,333)	8,346,805	1,832,060	8,075,532
Equity in the earnings (losses) of investments in associates and joint ventures	1,358,047	166,865	3,139	1,528,051
Income before income taxes	(745,286)	8,513,670	1,835,199	9,603,583
Income tax and social contribution	12,621,169	(3,192,918)	(793,929)	8,634,322
Net income for the year	11,875,883	5,320,752	1,041,270	18,237,905
Attributable to controlling shareholders	11,874,609	5,215,765	1,042,532	18,132,906
Attributable to non-controlling interest	1,274	104,987	(1,262)	104,999
Total assets	894,579,942	209,789,872	(77,666,292)	1,026,703,522
Investments in associates and joint ventures	4,479,642	1,255,326	80,357	5,815,325
Total liabilities	804,576,173	188,809,573	(57,596,986)	935,788,760

    100     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2014
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	43,034,717	4,556,146	2,454,904	50,045,767
Net fee and commission income	17,570,839	1,557,352	(2,388,935)	16,739,256
Net gains/(losses) on financial instruments classified as held for trading	(1,833,589)	(255,485)	156,071	(1,933,003)
Net gains/(losses) on financial instruments classified as available for sale	(296,545)	(728,720)	33,371	(991,894)
Net gains/(losses) on foreign currency transactions	(1,244,680)	-	-	(1,244,680)
Net income from insurance and pension plans	-	5,410,749	1,096	5,411,845
Other operating income/(loss)	(3,374,814)	4,426,544	190,538	1,242,268
Impairment of loans and advances	(10,432,347)	-	140,961	(10,291,386)
Personnel expenses	(12,460,644)	(1,197,272)	(9,723)	(13,667,639)
Other administrative expenses	(12,578,064)	(1,118,542)	725,085	(12,971,521)
Depreciation and amortization	(2,749,282)	(244,442)	61,037	(2,932,687)
Other operating income/(expenses)	(8,914,747)	(850,149)	(458,187)	(10,223,083)
Other operating expense	(47,135,084)	(3,410,405)	459,173	(50,086,316)
Income before income taxes and equity in the earnings (losses) of investments in associates and joint ventures	10,095,658	7,129,637	715,680	17,940,975
Equity in the earnings (losses) of investments in associates and joint ventures	1,220,810	169,431	(425)	1,389,816
Income before income taxes	11,316,468	7,299,068	715,255	19,330,791
Income tax and social contribution	(771,896)	(2,843,493)	(298,924)	(3,914,313)
Net income for the year	10,544,572	4,455,575	416,331	15,416,478
Attributable to controlling shareholders	10,532,724	4,354,752	427,467	15,314,943
Attributable to non-controlling interest	11,848	100,823	(11,136)	101,535
Total assets	872,867,916	181,949,261	(124,366,161)	930,451,016
Investments in associates and joint ventures	2,735,360	1,176,844	71,576	3,983,780
Total liabilities	790,229,118	161,403,921	(103,473,828)	848,159,211

(1)  Other operation represents less than 1% of total assets/liabilities and the net income for the year. The main adjustments from the information disclosed in segments columns are related to the difference between the IFRS and the Segment Report Information as impairment for loans and advance and effective interest rate.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2016, we have a branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bram US LLC (New York), Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% of the Organization’s income in the period of 2016 and 2015.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

Bradesco 101

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2016	2015	2014
Interest and similar income
Loans and advances to banks	8,689,348	8,349,194	8,709,828
Loans and advances to customers:
- Loan operations	69,530,396	62,472,012	54,584,854
- Leasing transactions	343,626	444,502	555,551
Financial assets:
- For trading	23,576,526	13,982,927	9,357,339
- Available for sale	11,572,618	11,629,493	9,537,105
- Held to maturity	6,514,933	5,253,616	2,870,674
Pledged as collateral	21,739,202	20,270,191	13,953,796
Compulsory deposits with the Central Bank	5,667,516	4,587,412	4,277,351
Other financial interest income	66,210	58,905	46,598
Total	147,700,375	127,048,252	103,893,096

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(127,617)	(74,814)	(86,232)
- Funding in the open market	(26,767,039)	(23,509,785)	(19,161,452)
- Borrowings and onlending	(3,865,411)	(3,092,184)	(1,821,103)
Deposits from customers:
- Savings accounts	(6,712,509)	(6,450,258)	(5,440,263)
- Time deposits	(8,746,203)	(5,942,386)	(6,441,317)
Funds from securities issued	(17,124,502)	(11,570,606)	(6,689,844)
Subordinated debt	(6,298,555)	(4,669,830)	(3,787,060)
Technical insurance and pension plans	(21,395,550)	(16,102,347)	(10,420,058)
Total	(91,037,386)	(71,412,210)	(53,847,329)

Net interest income	56,662,989	55,636,042	50,045,767

    102     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Years ended December 31
	2016	2015	2014
Fee and commission income
Credit cards	6,251,963	5,875,029	5,479,230
Current accounts	6,030,640	4,941,947	4,015,897
Collections	1,777,515	1,573,818	1,565,709
Guarantees	1,438,409	1,265,356	1,013,082
Consortium management	1,278,753	1,040,109	880,373
Fund management	1,079,653	1,054,424	1,168,787
Underwriting	733,530	540,879	636,407
Custody and brokerage services	618,750	556,701	520,290
Collection of taxes, utility bills and similar	373,639	382,427	371,874
Other	758,235	626,183	1,108,331
Total	20,341,087	17,856,873	16,759,980

Fee and commission expenses
Financial system services	(36)	(36,203)	(20,724)
Total	(36)	(36,203)	(20,724)

Net fee and commission income	20,341,051	17,820,670	16,739,256

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2016	2015	2014
Derivative financial instruments	10,887,800	(4,267,748)	(1,503,052)
Equities and investment funds	860,011	1,190,432	1,398,227
Fixed income securities	4,654,959	(5,174,739)	(1,828,178)
Total	16,402,770	(8,252,055)	(1,933,003)

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2016	2015	2014
Equities (1)	459,223	(577,401)	(929,353)
Fixed income securities (1)	(1,918,595)	(346,032)	(358,321)
Dividends received	117,972	251,623	295,780
Total	(1,143,851)	(671,810)	(991,894)

(1)    Includes impairment losses of R$ 2,106,107 thousand in 2016 (2015 - R$ 424,522 thousand and 2014 - R$ 1,214,770 thousand).

10)  Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

Bradesco 103

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Net income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2016	2015	2014
Premiums written	62,470,571	55,920,681	47,745,885
Supplemental pension plan contributions	3,679,922	3,795,219	3,724,762
Coinsurance premiums ceded	(70,862)	(88,612)	(135,728)
Premiums returned	(746,244)	(522,309)	(525,895)
Net premiums	65,333,387	59,104,979	50,809,024
Reinsurance premiums	(306,265)	(344,199)	(354,041)
Premiums retained from insurance and pension plans	65,027,122	58,760,780	50,454,983

Changes in the provision for insurance	(29,729,884)	(25,528,076)	(21,801,154)
Changes in the provision for private pension plans	(3,052,034)	(2,757,963)	(2,207,020)
Changes in the insurance technical provisions and pension plans	(32,781,918)	(28,286,039)	(24,008,174)

Reported indemnities	(24,877,804)	(21,658,594)	(18,318,200)
Claims expenses	(119,201)	(69,599)	(194,870)
Recovery of ceded coinsurance	65,285	87,053	75,128
Recovery of reinsurance	141,711	407,195	138,514
Salvage recoveries	451,930	402,718	329,868
Changes in the IBNR provision	(204,354)	(892,816)	(174,128)
Retained claims	(24,542,433)	(21,724,043)	(18,143,688)

Commissions on premiums	(2,696,002)	(1,985,426)	(1,905,332)
Recovery of commissions	29,927	21,700	21,876
Fees	(489,279)	(1,201,216)	(1,095,816)
Brokerage expenses - private pension plans	(167,654)	(188,037)	(216,557)
Changes in deferred commissions	(224,000)	99,786	304,553
Selling expenses for insurance and pension plans	(3,547,008)	(3,253,193)	(2,891,276)

Net income from insurance and pension plans	4,155,763	5,497,505	5,411,845

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2016	2015	2014
Loans and advances:
Impairment losses	(22,357,042)	(19,527,976)	(14,514,898)
Recovery of credits charged-off as loss	5,507,507	4,144,879	3,924,514
Reversal of impairment	1,499,257	661,945	298,998
Total	(15,350,278)	(14,721,152)	(10,291,386)

    104     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2016	2015	2014
Salaries	(8,236,617)	(6,369,727)	(6,051,522)
Benefits	(3,625,796)	(2,994,155)	(2,787,651)
Social charges	(2,862,067)	(2,402,112)	(2,344,062)
Employee profit sharing	(1,451,310)	(1,304,958)	(1,235,912)
Provision for labor disputes	(663,124)	(853,660)	(1,112,906)
Training	(164,869)	(133,435)	(135,586)
Total	(17,003,783)	(14,058,047)	(13,667,639)

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2016	2015	2014
Third party services	(4,871,194)	(4,139,058)	(3,906,581)
Communications	(1,653,055)	(1,427,685)	(1,383,228)
Data processing	(1,612,454)	(1,222,433)	(1,087,503)
Advertising, promotions and public relations	(1,124,659)	(963,308)	(826,462)
Maintenance and conservation of assets	(1,060,856)	(926,001)	(628,363)
Financial system	(1,047,618)	(830,199)	(772,099)
Rent	(1,027,561)	(887,412)	(838,843)
Security and surveillance	(736,547)	(606,292)	(556,705)
Transportation	(719,842)	(631,085)	(756,472)
Water, electricity and gas	(384,069)	(339,267)	(233,551)
Advances to FGC (Deposit Guarantee Association)	(355,540)	(303,094)	(308,360)
Materials	(321,509)	(315,135)	(329,489)
Travel	(174,772)	(157,723)	(147,566)
Other	(1,059,887)	(973,278)	(1,196,299)
Total	(16,149,563)	(13,721,970)	(12,971,521)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2016	2015	2014
Amortization expenses	(2,516,777)	(1,884,281)	(1,876,298)
Depreciation expenses	(1,141,636)	(1,057,722)	(1,056,389)
Total	(3,658,413)	(2,942,003)	(2,932,687)

Bradesco 105

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2016	2015	2014
Expenses with taxes other than income tax	(6,331,651)	(4,791,754)	(3,926,682)
Legal provision	(2,927,734)	(1,439,460)	(1,267,557)
Variation in monetary liabilities	(699,719)	(597,240)	(346,369)
Income from sales of non-current assets, investments, and property and equipment, net	(467,042)	(277,232)	(362,101)
Other (1)	(3,578,016)	(5,882,867)	(4,320,374)
Total	(14,004,162)	(12,988,553)	(10,223,083)

(1)    Includes: (i) the effect of the (additions)/reversal of provision for tax contingency in 2016 – R$ (484,227) thousand (2015 - R$ (570,835) thousand and 2014 – R$ 1,378,103 thousand); (ii) impairment losses in the amount of 2016 – R$ 31,256 thousand (2015 – R$ 207,880 thousand and 2014 – R$ 84,806 thousand); and (iii) operating expense related of insurance operation in 2016 – R$ 1,388,645 thousand (2015 - R$ 1,281,381 thousand and 2014 – R$ 1,161,567 thousand).

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ mil
	Years ended December 31
	2016	2015	2014
Income before income tax and social contribution	31,905,456	9,603,583	19,330,791
Total income tax and social contribution charges at rates of 25% and 15%, respectively (1)	(14,357,455)	(4,321,612)	(7,732,316)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	764,876	687,623	555,926
Interest on equity (paid and payable)	3,139,102	2,305,695	1,438,003
Net tax credit of deferred liabilities (2)	-	2,341,220	-
Other (3)	(3,459,253)	7,621,396	1,824,074
Income tax and social contribution for the period	(13,912,730)	8,634,322	(3,914,313)
Effective rate	43.6%	(89.9)%	20.2%

 1)     Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution to financial and equated companies, and of the insurance industry, and of 20%, from September 2015 to December 2018, in accordance with Law no 13,169/15; and (iii) of 9% for the other companies (Note 2(x));

 2)     In 2015, refers to, constitution of deferred tax assets, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law no 13,169/15; and

 3)     Basically, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45% in 2015 and 40% in 2014) shown; and (iii) the deduction incentives.

    106     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2016	2015	2014
Current taxes:
Income tax and social contribution due	(8,852,947)	(6,075,948)	(6,959,862)
Deferred taxes:
Net Addition/(realization) of temporary differences	(4,106,008)	11,424,595	2,555,080
Use of initial balances from:
Negative social contribution losses	(647,282)	(127,214)	(347,426)
Income tax loss	(879,276)	(65,224)	(546,943)
Addition on:
Negative social contribution losses	234,730	272,793	589,644
Income tax loss	338,053	731,419	795,194
Activation of the deferred tax assets – Law Nº. 13,169/15:
Negative social contribution losses	-	422,853	-
Temporary additions	-	2,051,048	-
Total deferred tax expense	(5,059,783)	14,710,270	3,045,549
Income tax and social contribution	(13,912,730)	8,634,322	(3,914,313)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2015	Balance originating from an acquired institution (1)	Additions	Realization	Balance on December 31, 2016
Provisions of impairment of loans and advances	22,617,097	3,938,976	12,948,736	16,493,156	23,011,653
Provision for contingencies	5,720,598	1,209,685	2,498,218	2,077,267	7,351,234
Adjustment to market value of securities	7,090,939	109,501	282,741	1,994,699	5,488,482
Others	3,511,581	440,457	3,135,635	2,406,216	4,681,457
Total tax assets on temporary differences (3)	38,940,215	5,698,619	18,865,330	22,971,338	40,532,826
Income tax and social contribution losses in Brazil and abroad (3)	5,761,626	787,878	572,783	1,526,558	5,595,729
Adjustment to market value of available for sale (3)	2,704,484	32,120	393,369	2,636,805	493,168
Social contribution - MP 2,158-35 (change in tax law)	113,783	-	-	113,783	-
Total deferred tax assets (2)	47,520,108	6,518,617	19,831,482	27,248,484	46,621,723
Deferred tax liabilities (2)	2,894,367	3,592	1,920,479	1,550,630	3,267,808
Net deferred taxes (2)	44,625,741	6,515,025	17,911,003	25,697,854	43,353,915

Bradesco 107

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2014	Additions (4)	Realization	Balance on December 31, 2015
Provisions of impairment of loans and advances	17,378,890	9,225,769	3,987,562	22,617,097
Provision for contingencies	4,730,342	1,917,425	927,169	5,720,598
Adjustment to market value of securities	646,522	6,641,975	197,558	7,090,939
Others	2,709,441	2,688,219	1,886,079	3,511,581
Total tax assets on temporary differences (3)	25,465,195	20,473,388	6,998,368	38,940,215
Income tax and social contribution losses in Brazil and abroad (3)	4,526,999	1,427,065	192,438	5,761,626
Adjustment to market value of available for sale (3)	348,597	2,543,716	187,829	2,704,484
Social contribution - MP 2158-35 (change in tax law)	113,783	-	-	113,783
Total deferred tax assets (2)	30,454,574	24,444,169	7,378,635	47,520,108
Deferred tax liabilities (2)	2,874,569	948,682	928,884	2,894,367
Net deferred taxes (2)	27,580,005	23,495,487	6,449,751	44,625,741

(1)    HSBC Brasil  (Note 2(a));

(2)    Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity. The offset in December 2016, was R$ 1,504,860 thousand (2015 – R$ 2,122,229 thousand);

(3)    Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law nº 11,727/08 and Law nº 13,169/15 (Note 2(x)). With regard to the temporary effects produced by the adoption of Law  nº 13,169/15, which raised the rate of the social contribution to 20%, the respective tax credits, in September 2015, were calculated based on the expected implementation at the time; and

(4)    Includes the sum of R$ 2,473,901 thousand, concerning the increase of the rate of the social contribution on the temporary additions and negative basis provisioned for completion by December 2018, based on technical studies and analyses carried out by the Management, according to Law no 13,169/15.

d)      Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2017	5,565,627	3,513,799	143,796	311,665	9,534,887
2018	6,063,462	4,299,956	774,369	607,424	11,745,211
2019	5,577,304	3,489,352	447,326	208,304	9,722,286
2020	4,581,790	2,457,208	114,751	227,996	7,381,745
2021	1,558,239	998,994	1,162,066	767,302	4,486,601
After 2022	1,396,020	1,031,075	287,344	543,386	3,257,825
Total	24,742,442	15,790,384	2,929,652	2,666,077	46,128,555

    108    IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2016	2015
Timing differences of depreciation – finance leasing	381,119	597,234
Adjustment to market values of financial assets	213,404	136,738
Judicial deposit and others (1)	2,673,285	2,160,395
Total	3,267,808	2,894,367

(1)    Includes, in 2015, the sum of R$ 132,681 thousand, related to the increase of the social contribution rate, in accordance with Law no 13,169/15.

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law no 11,727/08 and Law no 13,169/15 (Note 2(x)).

f)       Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	December 31, 2016
	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	6,298,103	(2,587,076)	3,711,027
Exchange differences on translations of foreign operations	(194,566)	87,555	(107,011)
Total	6,103,537	(2,499,521)	3,604,016

	R$ thousand
	December 31, 2015
	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	(5,677,902)	2,273,982	(3,403,920)
Exchange differences on translations of foreign operations	118,485	(57,788)	60,697
Total	(5,559,417)	2,216,194	(3,343,223)

	R$ thousand
	December 31, 2014
	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	730,372	(289,194)	441,178
Exchange differences on translations of foreign operations	3,681	(1,473)	2,208
Total	734,053	(290,667)	443,386

Bradesco 109

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

18)  Earnings per share

1.     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2016	2015 (1)	2014 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	8,542,147	8,652,905	7,302,215
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	9,352,102	9,480,001	8,012,728
Weighted average number of common shares outstanding (thousands)	2,772,719	2,772,869	2,772,975
Weighted average number of preferred shares outstanding (thousands)	2,759,659	2,761,743	2,766,171
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	3.08	3.12	2.63
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.39	3.43	2.90

(1)    All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 10, 2016, in the proportion of one new share for every 10 shares held.

2.     Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Cash and balances with banks

	R$ thousand
	December 31
	2016	2015
Cash in local currency	12,432,290	9,215,083
Cash in foreign currency	2,085,650	8,084,654
Restricted deposits with the Brazilian Central Bank (1)	58,036,531	54,791,885
Others	180	142
Total	72,554,651	72,091,764

(1)   Compulsory deposits with the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	December 31
	2016	2015
Cash in local currency	12,432,290	9,215,083
Cash in foreign currency	2,085,650	8,084,654
Short-term interbank investments (1)	166,712,307	129,961,555
Others	180	142
Total	181,230,427	147,261,434

(1)  Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$ 84,728,590 thousand (2015 – R$ 111,024,912 thousand) refers to reverse repurchase agreements registered as Financial assets pledged as collateral (Note 23) and R$ 81,983,717 thousand (2015 - R$ 18,936,643 thousand) as Loans and advances to banks.

    110     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2016	2015
Financial assets
Brazilian government securities	161,103,399	93,833,116
Bank debt securities	18,600,127	15,322,751
Corporate debt and marketable equity securities	10,383,682	7,674,357
Mutual funds	4,303,781	21,711,385
Brazilian sovereign bonds	1,358,025	1,426,416
Foreign governments securities	635,390	784,507
Derivative financial instruments	16,755,442	18,870,917
Total	213,139,846	159,623,449

Maturity

	R$ thousand
	December 31
	2016	2015
Maturity of up to one year	35,002,911	114,190,918
Maturity of one to five years	134,589,655	17,239,116
Maturity of five to 10 years	29,299,698	5,121,876
Maturity of over 10 years	6,537,358	723,819
No stated maturity	7,710,224	22,347,720
Total	213,139,846	159,623,449

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 6,282,141   thousand and R$ 291,498 thousand in 2016 and December 2015, respectively, as disclosed in Note 23 "Financial assets pledged as collateral”.

The total assets held for trading pledged as a guarantee of liabilities was R$ 5,846,093 thousand (December 2015 – R$ 4,315,701 thousand).

Unrealized gains/(losses) on securities and trading securities totaled R$ (9,404,052) thousand in 2016 (2015 – R$ (7,425,562) thousand and 2014 – R$ R$ 877,798 thousand). Net variation in unrealized gains/(losses) from securities and trading securities totaled R$ (1,978,490) thousand in 2016 (2015 - R$ (8,303,360) thousand and 2014 - R$ 938,717 thousand).

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2016	2015
Derivative financial instruments	13,435,678	19,345,729
Total	13,435,678	19,345,729

Bradesco 111

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c) Derivative financial instruments

The Organization enters into operations involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (BM&FBovespa).

(i)    Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations thereof (i.e. foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

 (ii)  Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)  Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv)  Forward operations

A forward operation is a contract of purchase or sale, of a share, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

    112     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2016	2015	2016	2015
Futures contracts
• Interest rate futures
Purchases	111,026,397	120,562,790	9,022	75,217
Sales	94,677,587	50,489,526	(19,163)	(20,614)
• In foreign currency
Purchases (1)	27,399,904	34,101,616	-	-
Sales	58,690,018	41,360,434	-	-
• Others
Purchases	48,291	33,399	-	-
Sales	967	64,681	-	-

Options
• Interest rates
Purchases	5,467,042	3,840,166	260,565	169,518
Sales	4,755,788	3,638,190	(193,768)	(6,686)
• In foreign currency
Purchases	7,567,515	559,071	57,533	34,303
Sales	2,836,294	6,233,860	(62,356)	(89,633)
• Others
Purchases	27,500	28,449	2,708	4,160
Sales	-	29,345	(6,533)	(24,615)

Forward operations
• In foreign currency
Purchases	16,633,033	15,014,083	1,599,401	2,173,191
Sales	18,036,706	16,056,742	(1,088,041)	(3,215,656)
• Others
Purchases	48,911	118,120	1,586,061	12,543
Sales	1,588,245	149,969	(1,581,169)	(12,434)

Swap contracts
• Asset position
Interest rate swaps	72,297,999	91,993,544	9,799,949	5,915,951
Currency swaps	7,276,143	33,543,125	3,645,707	10,485,772
• Liability position
Interest rate swaps	36,746,464	60,797,118	(3,718,282)	(15,499,869)
Currency swaps	14,201,872	11,531,242	(6,766,366)	(476,222)

(1)  Includes, on December 31, 2015, the hedging of the firm commitment concerning the purchase and sale of shares agreement, to the sum of R$ 20,250,293 thousand.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a

Bradesco 113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

The Organization has the following economic hedging operations, however, as mentioned in Note 2(f)(iii), these do not qualify for hedge accounting:

Fair-value hedge of interest-rate risk

The Organization uses interest-rate swaps to protect its exposure to changes in the fair value of its fixed income issuances and certain loans and advances. The interest rate swaps are matched with specific issuances or fixed-income loans.

Cash-flow hedge of debt securities issued in foreign currency

The Organization uses interest-rate swaps in foreign currencies to protect itself against exchange and interest-rate risks arising from the issuance of floating rate debt securities denominated in foreign currencies. The cash flows of foreign-currency interest-rate swaps are compatible with the cash flows of the floating rate debt securities.

Market risk hedge

The gains and losses, realized or not, of the financial instruments classified in this category, are recorded in the Statement of Income.

Hedge of net foreign investments

The Organization uses a combination of forward exchange contracts and foreign currency denominated debt to mitigate the exchange-rate risk of its net investments in subsidiaries abroad.

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries abroad act as a natural hedge of the foreign currency risk and are included in funds from securities issuances (Note 33).

Other derivatives designated as hedges

The Organization uses this category of instruments to manage its exposure to currency, interest rate, equity market and credit risks. Instruments used include interest-rate swaps, interest-rate swaps in foreign currency, forward contracts, futures, options, credit swaps and stock swaps. The fair value of these derivatives is shown in the previous table.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The reference and/or contractual values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

    114     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	58,484,065	1,323,156	(609,193)	59,198,028
Corporate debt securities	43,821,686	1,011,275	(2,690,253)	42,142,708
Bank debt securities	1,626,211	121,745	(188,913)	1,559,043
Brazilian sovereign bonds	395,626	7,319	(1,731)	401,214
Marketable equity securities and other stocks	9,966,872	389,291	(538,602)	9,817,561
Balance on December 31, 2016	114,294,460	2,852,786	(4,028,692)	113,118,554

Brazilian government securities	67,605,104	313,941	(1,703,193)	66,215,852
Corporate debt securities	37,760,971	1,400,982	(3,400,140)	35,761,813
Bank debt securities	5,472,115	254,892	(1,083,963)	4,643,044
Brazilian sovereign bonds	4,661	130	-	4,791
Foreign governments securities	1,824,108	-	(77,904)	1,746,204
Marketable equity securities and other stocks	9,247,367	206,664	(130,285)	9,323,746
Balance on December 31, 2015	121,914,326	2,176,609	(6,395,485)	117,695,450

Maturity

	R$ thousand
	December 31, 2016		December 31, 2015
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	12,690,168	11,905,872	45,540,511	45,180,957
From 1 to 5 years	60,071,806	60,251,675	38,118,029	37,119,401
From 5 to 10 years	19,677,065	18,994,970	19,665,723	17,599,486
Over 10 years	11,888,549	12,148,476	9,342,696	8,471,860
No stated maturity	9,966,872	9,817,561	9,247,367	9,323,746
Total	114,294,460	113,118,554	121,914,326	117,695,450

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 64,275,415 thousand and R$ 33,173,511 thousand in 2016 and 2015, respectively, as disclosed in Note 23 "Financial Assets Pledged as Collateral".

In 2016, the Organization maintained a total of R$ 5,517,516 thousand (2015 – R$ 2,635,422 thousand) financial assets available for sale pledged as a guarantee for liabilities.

We have applied our policy for impairment testing described in Note 2(f)(viii)(b) and in 2016 there was objective evidence of loss registered in financial assets available for sale in the amount of R$ 2,106,107 thousand in 2016 (2015 - R$ 424,522 thousand and 2014 - R$ 1,214,770 thousand), included in Note 9.

Bradesco 115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities :
Brazilian government securities	30,241,947	2,918,273	(306,566)	32,853,654
Corporate debt securities	12,739,187	28,750	(1,388,614)	11,379,323
Brazilian sovereign bonds	20,894	878	-	21,772
Balance on December 31, 2016	43,002,028	2,947,901	(1,695,180)	44,254,749

Securities :
Brazilian government securities	27,405,022	2,051,127	(2,111,684)	27,344,465
Corporate debt securities	12,557,446	1,476	(1,332,866)	11,226,056
Brazilian sovereign bonds	41,092	2,417	-	43,509
Balance on December 31, 2015	40,003,560	2,055,020	(3,444,550)	38,614,030

Maturity

	R$ thousand
	December 31, 2016		December 31, 2015
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	-	-	3,004	3,010
From 1 to 5 years	12,932,440	13,133,746	4,692,585	4,762,495
From 5 to 10 years	3,068,980	2,905,497	10,343,614	10,943,658
Over 10 years	27,000,608	28,215,506	24,964,357	22,904,867
Total	43,002,028	44,254,749	40,003,560	38,614,030

Financial instruments pledged as collateral and classified as held to maturity, totaled R$ 431 thousand in 2016, as disclosed in Note 23 "Assets Pledged as Collateral".

In 2016, the Organization maintained a total of R$ 1,825 thousand as investments held to maturity   pledged as a guarantee for liabilities.

23)  Financial assets pledged as collateral

	R$ thousand
	December 31
	2016	2015
Held for trading	6,282,141	291,498
Brazilian government securities	6,282,141	291,498
Available for sale (1)	64,275,415	33,173,511
Brazilian government securities	55,530,423	28,866,615
Corporate debt securities	3,899,878	2,488,929
Bank debt securities	4,742,273	1,817,967
Brazilian sovereign bonds	102,841	-
Held to maturity	431	-
Brazilian government securities	431	-
Loans and advances to banks	84,728,590	111,024,912
Securities purchased under agreements to resell (2)	84,728,590	111,024,912
Total	155,286,577	144,489,921

3. In 2016, includes unrealized gains of R$ 2,052,366 thousand (2015 - R$ 568,202 thousand) and unrealized losses of R$ 1,443,642  thousand (2015 - R$ 3,214,523 thousand): and

 1  Refers to reverse repurchase agreements in which the underlying security has subsequently been sold in a separate repurchase agreement.

    116     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Collateral is a conditional commitment to ensure that the contractual clauses of a repurchase agreements are complied with. In these agreements, the amount of R$ 147,673,043 thousand (2015 – R$ 139,446,192 thousand) may be repledged and R$ 7,613,534 thousand (2015 – R$ 5,043,729 thousand), sold or repledged.

24)  Loans and advances to banks

	R$ thousand
	December 31
	2016	2015
Repurchase agreements	85,178,146	29,633,112
Loans to financial institutions	9,667,388	6,038,615
Impairment of loans and advances	(7,398)	(51,317)
Total	94,838,136	35,620,410

25)  Loans and advances to customers

	R$ thousand
	December 31
	2016	2015
Working capital	60,390,890	65,501,432
Personal credit (1)	56,255,740	49,681,429
Housing loans	60,458,038	48,114,515
Financing and export	41,983,307	38,180,619
Onlending BNDES/Finame	35,816,560	38,158,108
Credit card	37,407,733	30,943,428
Vehicles – CDC (Direct consumer credit)	23,699,948	26,484,476
Rural loans	14,422,799	13,710,274
Import	7,140,346	11,026,017
Overdraft for corporates	8,583,285	9,831,248
Receivable insurance premiums	5,517,932	4,757,182
Overdraft for individuals	4,209,637	3,904,889
Leasing	2,738,611	3,072,777
Others	33,459,047	26,957,274
Total Portfolio	392,083,873	370,323,668
Impairment of loans and advances	(24,780,839)	(25,455,204)
Total of net loans and advances to customers	367,303,034	344,868,464

(1)    Includes in 2016 R$ 38,804,196 thousand related to payroll loans (2015 – R$ 34,564,935 thousand).

Allowance for loans and advances to customers

	R$ thousand
	2016	2015
At the beginning of the year	25,455,204	21,132,677
Impairment of loans and advances	15,350,278	14,721,152
Recovery of credits charged-off as loss	5,507,507	4,144,879
Write-offs	(21,532,150)	(14,543,504)
At the end of the year	24,780,839	25,455,204

Bradesco 117

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2016	2015
Gross investments in financial leases receivable:
Up to one year	1,418,546	1,629,160
From one to five years	1,279,347	1,420,681
Over five years	40,718	22,936
Impairment loss on finance leases	(186,594)	(186,348)
Net investment	2,552,017	2,886,429

Net investments in finance leases:
Up to one year	1,300,659	1,513,602
From one to five years	1,212,322	1,350,413
Over five years	39,036	22,414
Total	2,552,017	2,886,429

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2016	2015
Assets not for own use
Properties	1,262,126	933,421
Vehicles and related	308,357	303,057
Machinery and equipment	5,529	6,117
Others	2,954	4,511
Total	1,578,966	1,247,106

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Therefore, non-current assets held for sale include the book value of the items the Organization intends to sell, which in their current condition is highly probable and expected to occur within a year.

    118     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associates and joint ventures

a.   Breakdown of investments in associates and joint ventures

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A.	30.06%	30.06%	4,108,743	1,204,520	13,699,378	10,654,621	15,004,712	-	392,167	4,007,233
IRB - Brasil Resseguros S.A. (2) (3)	20.51%	-	662,460	132,668	8,484,793	5,828,133	10,238,221	844,876	3,185	646,823
Fleury S.A. (6)	16.39%	16.39%	651,906	17,506	1,343,162	2,021,981	429,411	1,166,607	2,045,898	106,829
Aquarius Participações S.A. (7)	49.00%	49.00%	263,632	73,640	150,233	538,267	150,474	-	-	150,286
Haitong Banco de Investimento do Brasil S.A. (4)	20.00%	20.00%	127,922	1,596	8,187,596	493,325	8,041,309	-	4,243,442	7,980
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	102,251	18,517	247,475	109,390	44,890	-	22,642	44,246
Tecnologia Bancária S.A.	24.32%	24.32%	98,543	71,232	193,546	1,117,398	499,341	406,459	686,800	292,862
NCR Brasil Indústria de Equipamentos para Automação S.A.	49.00%	49.00%	73,789	(7,024)	171,823	27,780	111,755	-	330,985	(14,335)
Empresa Brasileira de Solda Elétrica S.A. (2) (9)	-	-	-	3,168	-	-	-	-	-	-
Total investments in associates			6,089,246	1,515,823	32,478,006	20,790,895	34,520,113	2,417,942	7,725,119	5,241,924

Elo Participações S.A.	50.01%	50.01%	849,355	198,457	352,179	1,596,527	107,627	-	18,879	396,835
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,174	8,721	443,978	3,883	317,298	-	164,026	17,442
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	3	(49)	3,538	-	3,532	-	256	(98)
Leader S.A. Adm. de Cartões de Crédito (2) (8)	-	-	-	(23,227)	-	-	-	-	-	-
Total investments in joint ventures			913,532	183,902	799,695	1,600,410	428,457	-	183,161	414,179
Total on December 31, 2016			7,002,778	1,699,725	33,277,701	22,391,305	34,948,570	2,417,942	7,908,280	5,656,103

Bradesco 119

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A.	30.06%	30.06%	3,302,071	1,043,743	13,755,540	10,806,140	8,199,287	9,696,767	239,386	3,472,355
IRB - Brasil Resseguros S.A. (2) (3)	20.51%	-	658,949	138,165	8,922	5,768	10,639	785	3,144	673,650
Fleury S.A. (6)	16.39%	16.39%	512,642	6,262	1,124,788	268,829	299,033	1,408,157	1,845	38,206
Fidelity Processadora S.A. (7)	49.00%	49.00%	254,785	68,312	450,267	402,702	332,997	-	19,546	139,412
Haitong Banco de Investimento do Brasil S.A. (4)	20.00%	20.00%	130,248	(5,377)	7,227,947	563,950	7,140,656	-	13,834,551	(26,886)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	83,735	17,660	203,030	93,487	35,986	1,590	13,247	42,197
NCR Brasil S.A. (2)	49.00%	49.00%	80,357	7,101	206,315	27,146	134,533	-	71,177	14,492
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	33,954	(5,769)	101,151	48,161	47,519	32,499	115,874	(11,774)
Integritas Participações S.A. (2) (5)	-	-	-	4,778	10,647	741,803	2,534	4,066	828	18,983
Total investments in associates			5,056,741	1,274,875	23,088,607	12,957,986	16,203,184	11,143,864	14,299,598	4,360,635

Elo Participações S.A.	50.01%	50.01%	686,951	243,073	223,332	1,438,988	144,169	15	14,669	486,049
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	65,030	10,400	439,594	4,301	312,036	-	158,124	20,800
Leader S.A. Adm. de Cartões de Crédito (2)(8)	50.00%	50.00%	6,551	716	380,801	11,362	379,061	-	313,065	1,432
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	52	(1,013)	2,920	278	3,095	-	1,790	(2,026)
Total investments in joint ventures			758,584	253,176	1,046,647	1,454,929	838,361	15	487,648	506,255
Total on December 31, 2015			5,815,325	1,528,051	24,135,254	14,412,915	17,041,545	11,143,879	14,787,246	4,866,890

    120     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year
Cielo S.A.	28.65%	28.65%	1,696,088	924,699	14,455,453	3,700,636	11,210,112	2,449,806	15,859	3,227,769
IRB - Brasil Resseguros S.A. (2) (3)	20.51%	-	618,527	148,874	8,669	4,263	9,082	835	2,265	725,859
Integritas Participações S.A. (2)	25.17%	25.17%	492,242	7,883	4,181	777,833	2,508	4,687	218	31,316
Fidelity Processadora S.A.	49.00%	49.00%	258,535	66,759	413,646	425,747	311,769	-	27,819	136,243
Haitong Banco de Investimento do Brasil S.A. (4)	20.00%	20.00%	138,002	10,891	5,479,267	448,147	5,237,405	-	16,212,154	54,456
NCR Brasil S.A. (2)	49.00%	49.00%	71,576	1,295	178,730	20,714	118,407	-	32,692	2,642
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	66,076	9,279	159,217	70,289	26,600	1,079	10,518	22,173
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	39,723	14,246	154,312	50,101	84,219	39,127	437,607	29,074
Total investments in associates			3,380,769	1,183,926	20,853,475	5,497,730	17,000,102	2,495,534	16,739,132	4,229,532

Elo Participações S.A.	50.01%	50.01%	515,035	186,009	211,917	1,052,697	88,441	-	443	371,943
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	66,845	13,785	363,233	68,434	297,978	-	147,364	27,570
Leader S.A. Adm. de Cartões de Crédito (2)(8)	50.00%	50.00%	20,817	16,075	366,606	9,723	334,694	-	294,547	32,150
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	314	(9,979)	15,156	-	14,525	-	-	(19,957)
Total investments in joint ventures			603,011	205,890	956,912	1,130,854	735,638	-	442,354	411,706
Total on December 31, 2014			3,983,780	1,389,816	21,810,387	6,628,584	17,735,740	2,495,534	17,181,486	4,641,238

(1)     Revenues from financial intermediation or services;

(2)     Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(3)     Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(4)     New denomination of BES Investimento do Brasil S.A.;

(5)     Partial spin-off in October, 2015;

(6)     Participation in Fleury S.A. (i) due to the partial spin-off of Integritas Participações S.A. and, (ii) recorded using equity method as Bradesco has significant influence due its paticipation on the Board of the Directors and other committes;

(7)     In January 2016, Aquarius Participações S.A. was endowed with the contribution of the investment of Fidelity Processadora e Serviços S.A.;

(8)     In April 2016, it was consolidated after acquisition of 50% of the company; and

(9)     In 2016, impairment losses were recognized in associates and joint control companies, in the amount of R$37,122 thousand, on the investment in EBSE – Empresa Brasileira de Solda Elétrica S.A.

Bradesco 121

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2016, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo, was R$ 18,980,026 thousand (2015 - R$ 19,049,214 thousand). The Organization does not have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associates

	R$ thousand
	2016	2015
Initial balances	5,815,325	3,983,780
Additions (1)	376,434	1,469,011
Spin-off of associates (2)	-	(497,339)
Transfer (3)	(166,294)	-
Equity in net income of associates	1,699,725	1,528,051
Dividends/Interest on capital	(685,290)	(668,178)
Impairment (4)	(37,122)	-
At the end of the year	7,002,778	5,815,325

    In 2016, there was a capital increase  in Cia. Leader S.A. Administradora de Cartões de Crédito (2015, acquisition of equity interest (i) in Cielo S.A.; in Fleury S.A., due to the partial spin-off of Integritas Participações S.A).;

    Partial spin-off of Integritas Participações S.A. occurred in October, 2015;

    In 2016, Cia. Leader S.A. Administradora de Cartões de Crédito´s investment was consolidated after acquisition of 50% of the company; and

(4)    In 2016, impairment losses were recognized in associates and joint control companies, in the amount of R$ 37,122 thousand, on the investment in EBSE – Empresa Brasileira de Solda Elétrica S.A.

28)  Property and equipment

a)  Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	2,153,351	(454,426)	1,698,925
Land	-	1,027,535	-	1,027,535
Installations, properties and equipment for use	10%	5,187,160	(2,314,715)	2,872,445
Security and communications systems	10%	325,835	(192,974)	132,861
Data processing systems	20%	3,504,229	(2,067,981)	1,436,248
Transportation systems	20%	86,639	(40,034)	46,605
Financial leasing of data processing systems	20%	3,229,513	(2,047,016)	1,182,497
Balance on December 31, 2015		15,514,262	(7,117,146)	8,397,116

Buildings	4%	1,006,849	(424,247)	582,602
Land	-	448,020	-	448,020
Installations, properties and equipment for use	10%	5,032,082	(2,243,752)	2,788,330
Security and communications systems	10%	234,836	(175,750)	59,086
Data processing systems	20%	2,883,391	(1,841,408)	1,041,983
Transportation systems	20%	108,430	(38,193)	70,237
Financial leasing of data processing systems	20%	2,475,136	(1,960,959)	514,177
Balance on December 31, 2015		12,188,744	(6,684,309)	5,504,435

Depreciation charges in 2016 amounted to R$ 1,141,636 thousand (2015 - R$ 1,057,722 thousand and 2014 - R$ 1,056,389 thousand).

    122     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

We enter into finance lease agreements as a lessee for data processing equipment, which are recorded as leased equipment in property and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 38 for disclosure of the obligation.

Bradesco 123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Balance on December 31, 2015	582,602	448,020	2,788,330	59,086	1,556,160	70,237	5,504,435
Balance originating from an acquired institution (2)	752,619	586,971	320,949	77,196	60,065		1,797,800
Additions	81,809	897	974,089	22,721	1,696,318	3,487	2,779,321
Write offs	(30,341)	(8,353)	(402,316)	(4,804)	(62,386)	(1,627)	(509,827)
Impairment	-	-	-	-	(20,543)	(12,434)	(32,977)
Depreciation	(30,179)	-	(466,192)	(21,338)	(610,869)	(13,058)	(1,141,636)
Transfer	342,415	-	(342,415)	-	-	-	-
Balance on December 31, 2016	1,698,925	1,027,535	2,872,445	132,861	2,618,745	46,605	8,397,116

Balance on December 31, 2014	527,825	493,079	2,205,104	47,722	1,381,574	45,214	4,700,518
Additions	90,053	54,838	1,088,506	48,451	857,527	42,174	2,181,549
Write offs	(24,922)	(99,897)	(106,959)	(6,086)	(63,452)	(408)	(301,724)
Impairment	-	-	-	(13,183)	-	(5,003)	(18,186)
Depreciation	(10,354)	-	(398,321)	(17,818)	(619,489)	(11,740)	(1,057,722)
Balance on December 31, 2015	582,602	448,020	2,788,330	59,086	1,556,160	70,237	5,504,435

(1)   Includes financial leasing of data processing systems; and

(2)   HSBC Brasil.

    124     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Others (1)	Total
Balance on December 31, 2015	723,526	2,260,033	3,639,825	709,463	76,788	7,409,635
Balance originating from an acquired institution (2)	4,221,787	264,349	288,826	3,993,743	4,840	8,773,545
Additions/(reductions)	-	930,190	1,284,041	-	129,266	2,343,497
Impairment (3)	-	-	(212,374)	-	-	(212,374)
Amortization	-	(951,115)	(1,055,074)	(344,283)	(166,305)	(2,516,777)
Balance on December 31, 2016	4,945,313	2,503,457	3,945,244	4,358,923	44,589	15,797,526

Balance on December 31, 2014	723,526	2,025,940	3,603,798	751,923	424,728	7,529,915
Additions/(reductions)	-	1,126,370	835,301	-	10,210	1,971,881
Impairment (3)	-	-	-	-	(207,880)	(207,880)
Amortization	-	(892,277)	(799,274)	(42,460)	(150,270)	(1,884,281)
Balance on December 31, 2015	723,526	2,260,033	3,639,825	709,463	76,788	7,409,635

(1)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%;

(2)      HSBC Brasil; and

(3)      Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

Bradesco 125

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2016	2015
Banking	4,651,347	429,560
Insurance, pension and capitalization bonds	293,966	293,966
Total	4,945,313	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2016, nor in 2015 nor in 2014. Regarding the recent acquisition of HSBC Brasil, detailed in Note 2(a), there was no impairment test for the period.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 7.6% p.a. (8.2% p.a. in 2015). The forecast cash flows have been discounted at a rate of 12.9% p.a. (15.4% p.a. in 2015).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

30)  Other assets

	R$ thousand
	December 31
	2016	2015
Foreign exchange transactions (1)(4)	17,455,821	14,260,780
Debtors for guarantee deposits (2)(4)	16,372,044	12,482,898
Negotiation and intermediation of securities(4)	1,954,484	2,866,779
Trade and credit receivables(4)	1,813,144	1,978,001
Deferred acquisition cost (insurance) – Note 35f	1,750,244	1,945,238
Sundry borrowers	2,781,206	1,917,864
Prepaid expenses	1,324,362	1,418,030
Income receivable(4)	1,575,698	1,241,028
Interbank and interbranch receivables	949,730	934,684
Others (3)	1,193,637	1,073,395
Total	47,170,370	40,118,697

(1)   Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2)   Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3)   Includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed; and

(4)   Financial assets are recorded at amortized cost.

    126    IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

31)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2016	2015
Demand deposits	898,877	807,695
Interbank deposits	588,872	466,448
Repurchase agreements	241,978,931	222,291,364
Borrowings	22,165,415	28,236,838
Onlending	36,030,587	42,101,046
Total	301,662,682	293,903,391

32)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2016	2015
Demand deposits	32,521,234	23,012,068
Savings deposits	97,088,828	91,878,765
Time deposits	103,137,867	79,619,267
Total	232,747,929	194,510,100

33)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2016	2015
Instruments Issued – Brazil:
Real estate credit notes	26,955,574	20,223,220
Agribusiness notes	9,116,292	7,642,250
Financial notes	108,512,908	71,691,563
Subtotal	144,584,774	99,557,033
Securities and bonds – Abroad:
Euronotes (1)	2,785,654	6,204,942
Securities issued through securitization – (item (b))	3,286,342	3,575,729
Subtotal	6,071,996	9,780,671
Structured operations certificates	445,168	512,343
Grand Total	151,101,938	109,850,047

(1)   Issuance of securities in the foreign market to fund customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

Bradesco 127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of an Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payor.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	December 31
				2016	2015
Securitization of the future flow of payment orders received from abroad	3.06.2008	836,000	5.22.2017	87,183	532,436
	12.19.2008	1,168,500	2.20.2019	698,551	1,277,663
	12.17.2009	133,673	2.20.2017(1)	-	66,812
	12.17.2009	89,115	2.20.2020	74,487	121,015
	8.20.2010	307,948	8.21.2017	60,938	223,185
	9.29.2010	170,530	8.21.2017	34,810	127,445
	11.16.2011	88,860	11.20.2018	60,989	116,875
	11.16.2011	133,290	11.22.2021	177,095	261,230
	12.23.2015	390,480	11.21.2022	348,110	424,060
	12.23.2015	390,480	11.20.2020	348,662	425,008
	2.02.2016	889,725	2.22.2021	872,710	-
	3.30.2016	533,835	2.22.2021	522,807	-
Total		5,132,436		3,286,342	3,575,729

(1)    Prepaid.

    128     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

Maturity	Original term in years	Amount of the transaction	R$ thousand
			December 31
			2016	2015
In Brazil:
Subordinated CDB:
2016 (1)	6	-	-	1,129
2019	10	20,000	56,200	48,919
Financial notes:
2016 (1)	6	80,879	-	194,398
2017	6	8,630,999	11,075,463	10,479,463
2018	6	8,262,799	9,875,551	9,449,037
2019	6	21,858	33,402	29,859
2017	7	40,100	95,872	84,064
2018	7	141,050	293,357	256,191
2019	7	3,172,835	3,423,463	3,366,282
2020	7	1,700	2,612	2,351
2022 (2)	7	4,305,011	5,050,633	4,393,265
2023 (4)	7	1,359,452	1,522,243	-
2018	8	50,000	112,038	97,531
2019	8	12,735	25,212	22,230
2020	8	28,556	49,498	43,541
2021	8	1,236	1,896	1,710
2023 (2)	8	1,706,846	2,015,625	1,733,383
2024 (4)	8	136,695	143,415	-
2021	9	7,000	11,813	10,214
2024 (2)	9	4,924	5,806	4,977
2025 (4)	9	400,944	417,641	-
2021	10	19,200	37,191	32,823
2022	10	54,143	91,314	81,225
2023	10	688,064	1,011,423	921,434
2025 (2)	10	284,137	342,886	293,445
2026 (4)	10	361,196	392,886	-
2026 (2)	11	3,400	4,001	3,432
2027 (4)	11	47,046	48,566	-
perpetual (3)	-	5,000,000	5,015,870	5,016,437
CDB pegged to loans:
2016 (1)	1	-	-	1,160
Subtotal in Brazil			41,155,877	36,568,500
Abroad:
2019	10	1,333,575	2,482,631	2,972,627
2021	11	2,766,650	5,333,373	6,385,622
2022	11	1,886,720	3,639,183	4,356,187
Subtotal Abroad			11,455,187	13,714,436
Overall total (5)			52,611,064	50,282,936

(1)  Subordinated debt transactions that matured in 2016;

(2)  New issues of financial letters in October, November and December 2015, referring to subordinate debts;

(3)  New issues of financial letters in December 2015, referring to subordinate debts, were recorded under the heading "Eligible Debt Capital Instruments", which in November 2016 were authorized by Central Bank of Brazil to compose the tier I capital;

(4)  New issues of financial letters from January to December 2016, referring to subordinate debts were recorded under the heading "Eligible Debt Capital Instruments"; and

(5)  It includes the amount of R$ 14,959,571 thousand, referring to subordinate debts recorded in “Eligible Debt Capital Instruments”.

Bradesco 129

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	December 31		December 31		December 31
	2016	2015	2016	2015	2016	2015
Current and long-term liabilities
Mathematical provision for benefits to be granted	912,764	854,988	184,594,055	143,706,977	185,506,819	144,561,965
Mathematical provision for benefits granted	210,855	187,100	8,989,482	7,747,615	9,200,337	7,934,715
IBNR (Incurred But Not Reported) provision	2,770,507	2,453,085	1,264,115	1,107,026	4,034,622	3,560,111
Provision for unearned premiums	4,265,155	4,206,014	574,544	362,409	4,839,699	4,568,423
Provision for insurance claims to be settled	4,645,468	4,194,758	1,682,147	1,430,291	6,327,615	5,625,049
Provision for financial surplus	-	-	554,505	506,504	554,505	506,504
Other technical provisions	2,048,355	1,429,936	3,328,048	2,754,237	5,376,403	4,184,173
Total provisions	14,853,104	13,325,881	200,986,896	157,615,059	215,840,000	170,940,940

1)   “Other technical provisions” - Insurance basically refers to the technical provisions of the “personal health” portfolio;

2)   Includes personal insurance and pension plans; and

3)   “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”.

    130     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2016	2015	2016	2015	2016	2015
Health	8,559,137	7,040,435	-	-	8,559,137	7,040,435
Auto / Liability Insurance	3,126,232	3,175,873	-	-	3,126,232	3,175,873
DPVAT (Personal Injury Caused by Automotive Vehicles)	471,288	331,996	2,944	3,437	474,232	335,433
Life	-	-	9,336,759	7,636,428	9,336,759	7,636,428
Elementary lines (property/casualty)	2,696,447	2,777,577	-	-	2,696,447	2,777,577
Free Benefits Generating Plan - PGBL	-	-	32,605,459	24,844,503	32,605,459	24,844,503
Free Benefits Generating Life - VGBL	-	-	138,670,739	106,248,597	138,670,739	106,248,597
Traditional plans	-	-	20,370,995	18,882,094	20,370,995	18,882,094
Total technical provisions	14,853,104	13,325,881	200,986,896	157,615,059	215,840,000	170,940,940

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2016	2015
Insurance – Vehicle, Elementary Lines, Life and Health	24,192,807	20,965,746
Insurance – Life with Survival Coverage (VGBL)	138,670,739	106,248,597
Pensions – PGBL and Traditional Plans	45,557,528	36,848,112
Pensions – Risk Traditional Plans	7,418,926	6,878,485
Total	215,840,000	170,940,940

Bradesco 131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2016	2015
At the beginning of the year	27,844,231	25,020,979
(-) DPVAT insurance	(333,699)	(245,411)
Subtotal at beginning of the year	27,510,532	24,775,568
Additions, net of reversals	28,700,765	24,199,584
Payment of claims, benefits and redemptions	(26,449,844)	(23,061,771)
Adjustment for inflation and interest	1,376,701	1,597,151
Subtotal at end of the period	31,138,154	27,510,532
(+) DPVAT insurance	473,579	333,699
Total at the Year-End	31,611,733	27,844,231

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2016	2015
At the beginning of the year	106,248,597	87,144,950
Receipt of premiums net of fees	35,824,651	24,568,993
Payment of benefits	(47,379)	(26,704)
Payment of redemptions	(16,674,828)	(14,393,788)
Adjustment for inflation and interest	14,660,738	9,987,082
Others	(1,341,040)	(1,031,936)
Total at the Year-End	138,670,739	106,248,597

(iii)          Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2016	2015
At the beginning of the year	36,848,112	34,393,291
Receipt of contributions net of fees	7,412,759	2,427,913
Payment of benefits	(696,056)	(573,307)
Payment of redemptions	(2,438,351)	(2,123,360)
Adjustment for inflation and interest	4,808,394	3,893,897
Others	(377,330)	(1,170,322)
Total at the Year-End	45,557,528	36,848,112

    132     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2016	2015	2016	2015	2016	2015
Total technical reserves	14,853,104	13,325,881	200,986,896	157,615,059	215,840,000	170,940,940
(-) Commercialization surcharge – extended warranty	(237,104)	(287,330)	-	-	(237,104)	(287,330)
(-) Portion corresponding to contracted reinsurance	(947,159)	(934,252)	(41,191)	(32,094)	(988,350)	(966,346)
(-) Deposits retained at IRB and court deposits	(16)	(2,318)	-	-	(16)	(2,318)
(-) Receivables	(1,068,329)	(934,747)	-	-	(1,068,329)	(934,747)
(-) Unearned premium reserve - Health insurance (1)	(1,182,152)	(1,089,006)	-	-	(1,182,152)	(1,089,006)
(-) Reserves from DPVAT agréments	(465,568)	(325,149)	-	-	(465,568)	(325,149)
To be insured	10,952,776	9,753,079	200,945,705	157,582,965	211,898,481	167,336,044

Investment fund quotas (VGBL and PGBL) (2)	-	-	168,337,785	128,864,259	168,337,785	128,864,259
Investment fund quotas (excluding VGBL and PGBL)	7,164,637	6,018,361	23,273,027	18,159,359	30,437,664	24,177,720
Government securities	5,882,012	5,488,115	14,187,009	13,078,481	20,069,021	18,566,596
Private securities	93,287	106,660	169,440	176,214	262,727	282,874
Equities	2,325	1,911	1,728,856	1,123,289	1,731,181	1,125,200
Total guarantees of technical reserves	13,142,261	11,615,047	207,696,117	161,401,602	220,838,378	173,016,649

(1) In accordance with Article 4 of ANS Resolution n° 392/15; and

(2) The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

Bradesco 133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2016	2015
At the beginning of the year	1,945,238	1,839,353
Additions	1,940,226	1,924,261
Reversals	(2,135,220)	(1,818,376)
Total at the Year-End	1,750,244	1,945,238

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2016	2015
At the beginning of the year	1,144,506	1,037,654
Additions	667,908	828,630
Reversals	(485,724)	(481,971)
Recovered insurance losses	(173,908)	(231,592)
Adjustment of inflation and interest	43,790	38,876
Others	(10,378)	(47,091)
Total at the Year-End	1,186,194	1,144,506

h)   Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

    134     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total
Amount estimated for the claims:
• In the year of notification	3,652,298	1,701,439	1,151,871	2,058,559	2,414,674	2,647,298	3,134,409	3,020,829	3,708,479	4,160,984	3,821,255	-
• One year after notification	3,547,463	1,638,346	1,108,270	2,037,365	2,394,609	2,626,356	3,035,716	2,848,361	3,456,642	4,028,967	-	-
• Two years after notification	3,512,421	1,596,899	1,088,069	2,018,329	2,387,075	2,604,738	3,021,698	2,809,942	3,464,389	-	-	-
• Three years after notification	3,521,835	1,593,526	1,094,795	2,015,921	2,403,020	2,604,061	3,041,626	2,839,210	-	-	-	-
• Four years after notification	3,522,930	1,598,083	1,102,364	2,046,000	2,418,649	2,600,194	3,071,989	-	-	-	-	-
• Five years after notification	3,531,986	1,600,766	1,102,595	2,044,644	2,428,252	2,625,442	-	-	-	-	-	-
• Six years after notification	3,544,482	1,608,667	1,127,609	2,056,612	2,431,363	-	-	-	-	-	-	-
• Seven years after notification	3,569,405	1,601,931	1,140,708	2,072,169	-	-	-	-	-	-	-	-
• Eight years after notification	3,593,037	1,607,644	1,158,436	-	-	-	-	-	-	-	-	-
• Nine years after notification	3,611,965	1,631,287	-	-	-	-	-	-	-	-	-	-
• Ten years after notification	3,618,567	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2016)	3,618,567	1,631,287	1,158,436	2,072,169	2,431,363	2,625,442	3,071,989	2,839,210	3,464,389	4,028,967	3,821,255	30,763,074
Payments of claims	(3,517,046)	(1,610,429)	(1,012,442)	(2,027,918)	(2,377,739)	(2,564,115)	(2,804,740)	(2,713,335)	(3,314,093)	(3,656,421)	(2,807,198)	(28,405,476)
Outstanding Claims	101,521	20,858	145,994	44,251	53,624	61,327	267,249	125,875	150,296	372,546	1,014,057	2,357,598

Bradesco 135

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total
Amount estimated for the claims:
• In the year of notification	3,139,915	1,421,768	859,651	1,791,249	2,260,194	2,440,426	2,804,706	2,815,311	3,523,133	3,805,260	3,661,006	-
• One year after notification	3,050,630	1,385,711	846,124	1,773,092	2,235,404	2,417,095	2,695,513	2,648,135	3,306,665	3,695,713	-	-
• Two years after notification	3,052,558	1,381,949	835,214	1,766,152	2,232,926	2,401,407	2,696,091	2,622,005	3,317,745	-	-	-
• Three years after notification	3,070,824	1,379,442	844,636	1,769,942	2,251,003	2,418,057	2,705,326	2,658,925	-	-	-	-
• Four years after notification	3,088,336	1,386,605	850,115	1,791,739	2,268,293	2,425,973	2,729,230	-	-	-	-	-
• Five years after notification	3,115,450	1,392,108	857,121	1,797,090	2,281,206	2,452,938	-	-	-	-	-	-
• Six years after notification	3,131,064	1,401,024	868,958	1,810,770	2,291,650	-	-	-	-	-	-	-
• Seven years after notification	3,156,282	1,404,940	873,978	1,822,466	-	-	-	-	-	-	-	-
• Eight years after notification	3,181,438	1,410,894	884,796	-	-	-	-	-	-	-	-	-
• Nine years after notification	3,195,839	1,433,785	-	-	-	-	-	-	-	-	-	-
• Ten years after notification	3,187,897	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2016)	3,187,897	1,433,785	884,796	1,822,466	2,291,650	2,452,938	2,729,230	2,658,925	3,317,745	3,695,713	3,661,006	28,136,151
Payments of claims	(3,146,321)	(1,418,776)	(870,665)	(1,795,647)	(2,253,543)	(2,402,463)	(2,663,864)	(2,570,341)	(3,204,654)	(3,497,081)	(2,751,146)	(26,574,501)
Outstanding Claims	41,576	15,009	14,131	26,819	38,107	50,475	65,366	88,584	113,091	198,632	909,860	1,561,650

    136     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

		R$ thousand
		Year claims were notified
	Up to 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total
Amount estimated for the claims:
• In the year of notification	1,650,921	945,156	988,704	1,066,594	1,186,823	1,405,113	1,454,510	1,515,511	1,549,543	1,663,121	1,756,264	-
• One year after notification	1,670,773	936,504	1,002,393	1,086,712	1,184,392	1,389,126	1,438,976	1,501,178	1,583,794	1,660,309	-	-
• Two years after notification	1,679,142	948,451	1,022,193	1,109,334	1,196,591	1,396,523	1,455,520	1,536,865	1,585,359	-	-	-
• Three years after notification	1,699,094	955,630	1,019,669	1,104,902	1,186,990	1,408,985	1,458,447	1,525,880	-	-	-	-
• Four years after notification	1,733,618	958,823	1,018,979	1,113,203	1,199,975	1,409,080	1,462,686	-	-	-	-	-
• Five years after notification	1,727,595	954,413	1,017,564	1,123,794	1,199,725	1,418,617	-	-	-	-	-	-
• Six years after notification	1,729,827	959,713	1,019,470	1,122,306	1,198,627	-	-	-	-	-	-	-
• Seven years after notification	1,732,309	936,945	1,023,569	1,116,707	-	-	-	-	-	-	-	-
• Eight years after notification	1,736,075	941,765	1,026,012	-	-	-	-	-	-	-	-	-
• Nine years after notification	1,739,553	946,689	-	-	-	-	-	-	-	-	-	-
• Ten years after notification	1,778,648	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2016)	1,778,648	946,689	1,026,012	1,116,707	1,198,627	1,418,617	1,462,686	1,525,880	1,585,359	1,660,309	1,756,264	15,475,798
Payments of claims	(1,726,943)	(916,324)	(999,687)	(1,088,527)	(1,139,637)	(1,345,933)	(1,376,414)	(1,400,089)	(1,266,145)	(1,284,349)	(1,297,092)	(13,841,140)
Outstanding Claims	51,705	30,365	26,325	28,180	58,990	72,684	86,272	125,791	319,214	375,960	459,172	1,634,658

(1) The claims table does not include the amountof IBNER ot the life product -– R$ 44.541 thousand, the products Health and Dental insurance – R$ 2,311,116 thousand, DPVAT insurance – R$ 136,177 thousand, Retrocession – R$ 21,618 thousand and salvage and reimbursement estimates - R$ (178,093) thousand.

Bradesco 137

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Supplemental pension plans

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Supplementary Pension Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases (related to the former employees of Baneb).

Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec, for former employees of Banco do Estado do Ceará S.A., having requested the withdrawal of the sponsorship in March 2016, which is still in course.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank Brasil S.A.), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Pension Plan offered to the employees of Bradesco.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Expenses related to contributions made in 2016 totaled R$ 584,438 thousand (2015 - R$ 606,245 thousand and 2014 - R$ 622,807 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 3,826,715 thousand in 2016 (2015 - R$ 3,163,517 thousand and 2014 - R$ 2,949,691 thousand).

IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

    138     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In accordance with the requirements of IAS 19 – Employee Benefits, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using the real interest rate that reflected the new real interest rate scenario and recognised their obligations in the financial statements as appropriate.

	R$ thousand
	Years ended December 31
	2016	2015
(i) Projected benefit obligations:
At the beginning of the year	1,162,005	1,182,761
Balance originating from an acquired institution	761,119	-
Cost of current service	(1,077)	(579)
Interest cost	181,595	133,385
Participant’s contribution	2,831	2,590
Actuarial gains/(losses)	182,762	(58,529)
Benefit paid	(147,842)	(97,623)
At the end of the year	2,141,393	1,162,005

(ii) Plan assets comprise:
At the beginning of the year	1,047,782	1,070,636
Balance originating from an acquired institution	883,858	-
Expected returns	307,728	64,011
Contributions received:
Employer	33,515	8,168
Employees	2,831	2,590
Benefits paid	(147,842)	(97,623)
At the end of the year	2,127,872	1,047,782

(iii) Financial position:
Plans in deficit	(130,293)	(131,849)
Plans in surplus	116,772	17,626
Net balance	(13,521)	(114,223)

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2016	2015	2014
Projected benefit obligations:
Cost of service	(1,077)	(579)	641
Cost of interest on actuarial obligations	181,595	133,385	127,082
Expected returns from the assets of the plan	(174,937)	(120,960)	(116,965)
Net cost/ (benefit) of pension plans	5,581	11,846	10,758

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

Bradesco 139

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2016, as a result of the plans arising from the acquisition of HSBC Brasil, we recorded a liability of health insurance, life insurance, and savings plans, in the amount of R$ 498,591 thousand, being: (i) presumed balance in the amount of R$ 453,768 thousand; (ii) cost of interest and services in the amount of R$ 23,288 thousand; (iii) actuarial gain in the amount of R$ 34,674 thousand; and (iv) benefit paid in the amount of R$ (13,139) thousand.

Benefit obligations and net periodic benefit cost for the years 2016 and 2015 for our subsidiaries, were determined using the following assumptions:

	December 31
	2016	2015
Discount rate (1)	11.1%	12.7%
Expected long-term rate of return on the assets	11.1%	12.7%
Increase in salary levels	4.8%	5.0%

(1)    In 2016, considering an inflation rate of 4.8% p.a. and a real discount rate of 6.0% p.a. (2015 – 5.0% and 7.3% p.a., respectively).

The long-term rate of return on plan assets is based on the following:

•      Medium- to long-term expectations of the asset managers; and

•      Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan	Assets of the Losango Plan
	December 31		December 31	December 31	December 31	December 31
	2016	2015	2016	2015	2016	2016
Asset categories
Equities	-	-	3.9%	8.9%	-	18.8%
Fixed income	93.1%	92.0%	91.3%	83.0%	100.0%	81.2%
Properties	5.3%	6.3%	2.7%	2.4%	-	-
Other	1.6%	1.7%	2.1%	5.7%	-	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefit plan obligations, showing the impact on the actuarial exposure (11.1% p.a.) assuming a 1 b.p. change in the discount rate:

Discount rate	Sensitivity analysis	Effect on actuarial liabilities	Effect on the present value of obligations
12.1%	Increase of 1 b.p.	decrease	(338,533)
10.1%	Decrease of 1 b.p.	increase	385,452

37)  Provisions, contingent liabilities and contingent assets

a)      Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration

    140     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws no 2,445/88 and no 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law no 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)      Contingent liabilities and tax and social security obligations

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

                  I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                 II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on  the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Bradesco 141

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

c)      Tax and social security obligations

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$ 2,320,261 thousand (R$ 2,115,466 thousand in 2015): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law no 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        IRPJ/CSLL on losses of credits – R$ 1,913,208 thousand (R$ 1,880,905 thousand in 2015): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law no 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$ 1,385,456 thousand (R$ 1,080,640 thousand in 2015): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-        INSS Autonomous Brokers – R$ 901,171 thousand (R$ 1,794,380 thousand in 2015): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law no 8,212/91, as new wording in Law no 9,876/99;

-        INSS – Contribution to SAT – R$ 374,620 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioning the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree no 6,042/07; and

-        PIS – R$ 339,767 thousand (R$325,932 thousand in 2015): The Bradesco Organization is requesting authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, already compensated, provisioned upon granting of the preliminary injunction, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation set out in Article 44 of Law no 4,506/64, which excludes interest income.

    142     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security (1)(2)
Balance on December 31, 2015	3,048,442	4,202,950	8,112,925
Indexation charges	454,045	409,236	705,036
Additions, net of reversals	876,816	1,310,333	(1,236,705)
Balance originating from an acquired institution (3)	1,684,370	544,997	703,967
Payments	(961,941)	(1,464,076)	(97,986)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,237

Balance on December 31, 2014	2,705,363	3,937,591	7,221,447
Indexation charges	366,088	373,757	653,107
Additions, net of reversals	883,887	983,576	250,501
Payments	(906,896)	(1,091,974)	(12,130)
Balance on December 31, 2015	3,048,442	4,202,950	8,112,925

(1)   Mainly include legal liabilities;

(2)   In 2016, there were reversals of a provisions relating to: i) the process of INSS of the self-employed of the Bradesco Saúde subsidiary, in the amount of R$ 1,081,528 thousand; ii) to the Pis process – EC 17, in the amount of R$ 242,242 thousand; and iii) offset by the provision for social security contributions on transfers to private pension plans, in the amount of R$ 215,668 thousand; and

(3)   HSBC Brasil.

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 5,894,504 thousand (R$ 5,194,055 thousand in 2015); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law no 9,718/98), in the amount of R$ 3,999,185 thousand; c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 2,398,185  thousand (R$ 1,910,629 thousand in 2015) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2012, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$ 1,653,942 thousand (R$ 908,915 thousand in 2015); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law no 9,718/98), from acquired companies, amounting to R$ 1,317,238 thousand; f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 760,436 thousand (R$ 1,200,403 thousand in 2015); and g) IRPJ and CSLL deficiency note, amounting to R$ 459,962 thousand (R$ 421,035 thousand in 2015) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

Bradesco 143

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Other liabilities

	R$ thousand
	December 31
	2016	2015
Financial liabilities
Credit card transactions (1)	23,717,936	19,100,529
Foreign exchange transactions (2)	17,975,291	13,263,836
Loan assignment obligations(4)	8,761,827	7,519,809
Capitalization bonds	7,502,158	6,893,483
Negotiation and intermediation of securities	2,569,881	2,716,075
Liabilities for acquisition of assets – financial leasing (Note 38 a)	1,063,649	676,149

Other liabilities
Third party funds in transit(3)	7,068,452	6,382,059
Provision for payments	6,997,168	5,605,489
Sundry creditors	8,843,035	5,451,598
Corporate and statutory obligations	4,631,237	3,770,172
Other taxes payable	1,528,980	1,378,280
Liabilities for acquisition of assets and rights	1,452,568	1,077,236
Others	4,853,333	4,203,343
Total	96,965,515	78,038,058

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations;

(3)      Mainly refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and

(4)      Bradesco carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred. Therefore, such operations remained recorded in loans and advance to customer - property loans in the amount of R$ 8,762,498 thousand (2015 - R$ 7,510,739 thousand)..

a)     Composition by maturity of financial leasing and details of operating leases

	R$ thousand
	December 31
	2016	2015
Due within one year	578,965	475,211
From 1 to 2 years	375,073	183,676
From 2 to 3 years	109,611	17,262
Total	1,063,649	676,149

Total non-cancellable minimum future payments due on operating leases in 2016 are R$ 8,315,315  thousand, of which R$ 911,723 thousand is due within 1 year, R$ 3,512,338 thousand between 1-5 years and R$ 3,891,254 thousand with more than 5 years.

    144     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2016	2015 (1)
Common (one vote per share)	2,776,801,011	2,776,801,011
Preferred (no voting rights)	2,776,800,721	2,776,800,721
Subtotal	5,553,601,732	5,553,601,732
In treasury (common)	(4,575,045)	(4,036,925)
In treasury (preferred)	(17,141,588)	(17,141,589)
Total outstanding	5,531,885,099	5,532,423,218

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2014 (1)	2,772,974,845	2,764,940,693	5,537,915,538
Shares acquired and not cancelled	(210,760)	(5,281,560)	(5,492,320)
Number of shares outstanding on December 31, 2015	2,772,764,085	2,759,659,133	5,532,423,218
Shares acquired and not cancelled	(538,119)	-	(538,119)
Number of shares outstanding on December 31, 2016	2,772,225,966	2,759,659,133	5,531,885,099

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 10, 2016 in proportion of one new share for every 10 shares held.

In the Extraordinary General Meeting of March 10, 2015, deliberation was made to increase the Capital Stock by R$ 5,000,000 thousand, increasing it from R$ 38,100,000 thousand to R$ 43,100,000 thousand, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law no 6,404/76, with a bonus of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, whereby 420,727,426 common and 420,727,382 preferred shares, attributed free-of-charge to the shareholders as bonus, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own, benefiting the shareholders registered on March 26, 2015.

In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the capital stock by R$ 8,000,000 thousand, increasing it from R$ 43,100,000 thousand to R$ 51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law no 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

Bradesco 145

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as a reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

b)   Reserves

Capital reserve

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders´ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Organization’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Organization’s paid-in capital share amount.

c)   Dividends (including interest on equity)

Dividends are based on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In 2016 the Organization distributed dividends (including interest on equity) of R$ 6,975,782  thousand, being attributed to the shareholders, the amount per share of R$ 1.20 for common shares and R$ 1.32 for preferred shares (2015 - R$ 6,034,964 thousand, R$ 1.04 for common shares and R$ 1.14 for preferred shares).

    146     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)  Transactions with related parties

Related party transactions are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations.

The principal shareholders of Bradesco are Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco. Fundação Bradesco is a not-for-profit entity that for more than 40 years, has been helping to develop the potential of children and youngsters by means of schools in disadvantaged regions.

The main transactions with related parties are presented as follows:

	R$ thousand
	Controllers (1)		Joint control and associated companies (2)		Key management personnel (3)		Total
	December 31
	2016	2015	2016	2015	2016	2015	2016	2015
Assets
Loans and advances to banks	-	-	1,033,479	223,874	-	-	1,033,479	223,874
Other assets	-	-	6,128	11,277	-	-	6,128	11,277
Liabilities
Deposits from customers	1,374,940	114,245	62,928	47,436	86,594	69,429	1,524,462	231,110
Funds from securities issued	5,755,615	822,271	398,549	970,906	823,527	716,400	6,977,691	2,509,577
Corporate and statutory obligations	1,770,149	1,279,382	-	-	-	-	1,770,149	1,279,382
Other liabilities	-	-	13,704	24,811	-	-	13,704	24,811

Bradesco 147

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Controllers (1)			Joint control and associated companies (2)			Key management personnel (3)			Total
	Years ended December 31
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Revenues and expenses
Net Interest income	(1,129,931)	(78,813)	(48,065)	(41,814)	(426)	(34,732)	(108,333)	(88,344)	(81,337)	(1,280,078)	(167,583)	(164,134)
Other revenues	-	-	-	360,286	337,070	43,663	-	-	-	360,286	337,070	43,663
Other expenses	(2,391)	(2,160)	(1,485)	(224,444)	(246,504)	(110,544)	-	-	-	(226,835)	(248,664)	(112,029)

(1) Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 2; and

(3) Members of the Board of Directors and the Board of Executive Officers.

    148    IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•       The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2016, the maximum amount of R$ 474,500  thousand (2015 - R$ 349,900 thousand) was set for Management compensation and R$ 268,100 thousand (2015 - R$ 353,000 thousand) to finance defined contribution pension plans. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Bradesco, in the name of Directors, which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with National Monetary Council Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2016	2015	2014
Salaries	441,592	309,864	319,743
Total	441,592	309,864	319,743

Post-employment benefits

	R$ thousand
	Years ended December 31
	2016	2015	2014
Defined contribution supplementary pension plans	251,250	311,670	322,726
Total	251,250	311,670	322,726

The Organization has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key management personnel.

Other information

a)   Under current law, financial institutions are not allowed to grant loans or advances to:

(i)      Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

(ii)     Individuals or corporations that own more than 10% of their capital; and

(iii)    Corporations in which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

Bradesco 149

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

b)   Equity participation

Together directly, members of the Board of Directors and Board of the Executive Officers had the following shareholding in Bradesco:

	December 31
	2016	2015
Common shares	0.7%	0.6%
Preferred shares	1.1%	1.1%
Total shares (1)	0.9%	0.8%

(1)  In 2016, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers totaled 2.8% of common shares, 1.2% of preferred shares and 2.0% of all shares (2015 – 2.7% of common shares, 1.1% of preferred shares and 1.9% of all shares).

41)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	December 31
	2016	2015
Commitments to extend credit (1)	237,019,535	194,191,498
Financial guarantees (2)	78,949,483	69,882,893
Letters of credit for imports	329,015	245,751
Total	316,298,033	264,320,142

(1)     Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2)     Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other credit operations. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other credit operations.

    150     IFRS – International Financial Reporting Standards – 2016

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of existing standards in future periods

•       IFRS 9 Financial Instruments: Recognition and Measurement - IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is applied for financial instruments and will be adopted retrospectively on the date of entry into force of the standard on January 1, 2018. The new standard includes new classification models, as follows: (i) all of the financial assets are initially classified according to the business model and submitted to the SPPI test; (ii) the standard divides all of the financial assets that are presently within the scope of IAS 39 into two measurement types: amortized cost and fair value; (iii) the categories of available for sale and held to maturity of IAS 39 were eliminated; and (iv) the concept of built-in derivatives of IAS 39 was eliminated by the concepts of the new IFRS. IFRS 9 replaces the 'incurred loss' model in IAS 39 with a forward looking 'expected credit loss' (ECL) model. This will require considerable judgment over how changes in economic factors affects ECLs. The new standard maintains the existing guidance on the recognition and derecognition of financial instruments of IAS 39.

The new standard will require the Organization to review its accounting processes and internal controls related to the classification and measurement of financial instruments. The effective impact of the adoption of IFRS 9 in the financial statements is still being evaluated and will be concluded by the date of entry into force of the standard, however, it is expected an increase in the provision for credit, due to the anticipation of the recognition of the loss.

•       IFRS 15 - Revenue from Contracts with Customers - requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that represents the company's expectation of having rights to these goods or services by way of consideration. IFRS 15 replaces IAS 18, IAS 11, and related interpretations (IFRICs 13, 15 and 18), and shall be applicable from January, 2018. Any possible impacts arising from adopting these changes are being assessed and will be completed by the entry into force of the standard.

•       (3) IFRS 16 - Leasing. The main changes in relation to IAS 17 for lessees are: (i) there is no longer classification in operating and financial leasing; and (ii) all leasing operations are activated and posted in liabilities, and interest and liabilities must be recognized in depreciation / amortization, using the current financial lease procedure. There are optional exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard, as lessors continue to classify leases as finance or operating leases. IFRS16 replaces IAS17 and will be applicable as of January 1, 2019 and the possible impacts arising from the adoption of this amendment are being evaluated, and will be concluded by the date of entry into force of the standard.

43)  Other information

  In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

2.     Unconsolidated structured entities are unconsolidated entities that the Organization does not control, but which have a contractual and non-contractual involvement, and provide variability of returns arising from the performance. The organization has an involvement with structured entities through management of investment funds and portfolios making management fees and consortium management.

The main unconsolidated structured entities are, (i) the investment funds managed by Organization, whose nature and involvement, generating management fees and investment in units for funds, the assets of managed funds and non consolidated in 2016 were R$ 426,390,575 thousand (2015 - R$ 344,075,899 thousand) and revenues earned in 2016 were R$ 1,079,653 thousand (2015 - R$ 1,054,424 thousand and 2014 - R$ 1,168,787 thousand) and (ii) the consortium which nature and involvement is related to generation management fees of consortium quotas, represented by groups of quotaholders formed to aquire specific goods, whose assets in 2016 were R$ 71,075,119  thousand (2015 – R$ 57,440,902 thousand) and the revenues were in 2016 R$ 1,278,753 thousand (2015 – R$ 1,040,109 thousand and 2014 – R$ 880,373 thousand).

3.     In May, 2016, Bradesco became aware of the indictment of three members of its Executive Board of Directors by the Federal Police, in the scope of the so-called "Operation Zealots". On July, 2016, the Federal Public Prosecution filed an accusation against all three members of the Board of Executive Officers and a former member of its Board of Directors, which was received by the Judge of the 10th Federal Court of Judicial Section of the Federal District. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives. The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence. Bradesco is cooperating with the authorities and appropriate regulatory authorities, providing the information requested, in Brazil and abroad.

Bradesco 151

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June, 2016. On September, 2016, Bradesco voluntarily attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December, 2016. On October, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depository Shares (“ADS”) of Bradesco between April, 2012 and July, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May, June and July, 2016. Considering that the demand is in a preliminary stage, it is not possible at present to make a risk rating, and there is not yet evidence to support a risk assessment.

4.     The subsidiaries of Bradesco, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Organization. In the scope of this commitment, managers and officers of the Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena. Additionally, the internal evaluations indicate that there has been no illegality in conducting these activities according to communication to the Market on September, 2016. So far, there is no indication that the investigations could result in the accountability of these companies.

5.     In October 2016, Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") signed a deal whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") will assume the insurance operations of P&C (Property and Casualty) and of transport of Bradesco Seguros ("Large Risks Insurance"), to have exclusive access to Bradesco clients to exploit the marketing of Large Risks Insurance; and (ii) Bradesco Seguros will hold an equity stake of 40% in Swiss Re Corporate Solutions Brasil and the other 60% stake will remain with its controller Swiss Re Corso. The transaction is subject to approval by the competent authorities and other contractual terms commonly used for this type of transaction.

44)  Subsequent events

There were no other events after the reporting period that need to be adjusted or disclosed in these consolidated financial statements as at December 31, 2016.

    152     IFRS – International Financial Reporting Standards – 2016

For further information, please contact:

Board of Executive Officers

Alexandre da Silva Glüher

Executive Vice-President and Investor Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

diretoria.executiva@bradesco.com.br

Market Relations Department

 Carlos Wagner Firetti

Phone: (11) 2194-0922

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

 Brazil

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 21, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.